 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 24, 1997
                                                     REGISTRATION NO. 333-34481
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ----------------

                              AMENDMENT NO.2
                                      TO
                                   FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                               ----------------
                     FRANCHISE MORTGAGE ACCEPTANCE COMPANY
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

        DELAWARE                     6162                    95-4649104
     (STATE OR OTHER           (PRIMARY STANDARD               (I.R.S.
      JURISDICTION         INDUSTRIALCLASSIFICATION    EMPLOYERIDENTIFICATION
   OFINCORPORATION OR            CODE NUMBER)                  NUMBER)
      ORGANIZATION)
                       2049 CENTURY PARK EAST, SUITE 350
                         LOS ANGELES, CALIFORNIA 90067
                                (310) 229-2600
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                WAYNE L. KNYAL
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                     FRANCHISE MORTGAGE ACCEPTANCE COMPANY
                       2049 CENTURY PARK EAST, SUITE 350
                         LOS ANGELES, CALIFORNIA 90067
                                (310) 229-2600
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                               ----------------
                                  Copies to:

        THOMAS J. POLETTI, ESQ.                       TODD H. BAKER, ESQ.
         SUSAN B. KALMAN, ESQ.                    GIBSON, DUNN & CRUTCHER LLP
         DARREN O. BIGBY, ESQ.                 ONE MONTGOMERY STREET, SUITE 3100
FRESHMAN, MARANTZ, ORLANSKI, COOPER & KLEIN   SAN FRANCISCO, CALIFORNIA 94104-4505
 9100 WILSHIRE BOULEVARD, 8TH FLOOR EAST            TELEPHONE (415) 393-8200
    BEVERLY HILLS, CALIFORNIA 90212                 FACSIMILE (415) 986-5309
       TELEPHONE (310) 273-1870
       FACSIMILE (310) 274-8357

  Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after the effective date of this Registration Statement.
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ----------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

               SUBJECT TO COMPLETION, DATED OCTOBER 24, 1997

                                8,750,000 SHARES

                [LOGO OF FRANCHISE MORTGAGE ACCEPTANCE COMPANY]

                                  COMMON STOCK

  Of the 8,750,000 shares of Common Stock offered hereby (the "Offering"), 5,312,500 are being sold by Franchise Mortgage Acceptance Company, a Delaware corporation (the "Company") and 3,437,500 are being sold by the Selling Stockholders. The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. Prior to the Offering, there has been no public market for the Common Stock. It is currently anticipated that the initial public offering price will be between $16.00 and $18.00 per share. See "Underwriting" for a discussion of factors to be considered in determining the initial public offering price.

  The Company has applied for quotation of the Common Stock on the Nasdaq National Market under the symbol "FMAX."

  SEE "RISK FACTORS" COMMENCING ON PAGE 10 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF COMMON STOCK OFFERED HEREBY. INVESTORS IN THIS OFFERING WILL INCUR IMMEDIATE AND SUBSTANTIAL DILUTION RANGING FROM $12.83 TO $14.47 PER SHARE BASED ON AN ASSUMED INITIAL PUBLIC OFFERING PRICE RANGE OF $16.00 TO $18.00 PER SHARE, RESPECTIVELY. SEE "DILUTION."

                                  -----------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES AND  EXCHANGE COMMISSION  OR  ANY STATE  SECURITIES COMMISSION
    PASSED  UPON  THE   ACCURACY  OR  ADEQUACY  OF   THIS  PROSPECTUS.  ANY
     REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                           Price to Underwriting Proceeds to Proceeds to Selling
                            Public  Discount(1)  Company(2)     Stockholders
--------------------------------------------------------------------------------
Per Share.................   $          $            $               $
Total (3).................  $          $            $               $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) See "Underwriting" for information relating to indemnification of the Underwriters and other matters.
(2) Before deducting expenses estimated to be $750,000, of which $455,000 are payable by the Company and $295,000 are payable by the Selling
    Stockholders.
(3) The Company and the Selling Stockholders have granted the Underwriters a 30-day option to purchase up to 796,875 and 515,625 additional shares of Common Stock, respectively, on the same terms and conditions as set forth above, solely to cover over-allotments, if any. If such option is exercised
    in full, the total Price to Public will be $   , Underwriting Discount will
    be $   , Proceeds to Company will be $    and Proceeds to Selling
    Stockholders will be $   . See "Underwriting."

  The shares of Common Stock are offered by the Underwriters named herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of the certificates representing such shares will be made against payment therefor at the offices
of NationsBanc Montgomery Securities, Inc. on or about    , 1997.

                                  -----------
NationsBanc Montgomery Securities, Inc.               Credit Suisse First Boston

                            PaineWebber Incoporated

                   The date of this Prospectus is      , 1997

                             AVAILABLE INFORMATION

  The Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at the offices of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, New York, New York 10048. Copies of such materials can also be obtained by written request to the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

  The Company has filed a Registration Statement under the Securities Act with the Commission with respect to the Common Stock offered hereby. This Prospectus, which constitutes part of the Registration Statement, omits certain of the information contained in the Registration Statement and the exhibits thereto on file with the Commission pursuant to the Securities Act and the rules and regulations of the Commission. Statements contained in this Prospectus such as the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement, including the exhibits thereto, may be inspected without charge at the Commission's principal office at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and copies of all or any part thereof may be obtained from the Commission upon the payment of certain fees prescribed by the Commission. The Commission also maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants, such as the Company, that file electronically with the Commission. The address of the site is http:/ / www.sec.gov.




                               ----------------

  The Company intends to furnish its stockholders with annual reports containing financial statements audited by an independent accounting firm and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year.

                               ----------------

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING PURCHASES OF THE COMMON STOCK TO STABILIZE ITS MARKET PRICE, PURCHASES OF THE COMMON STOCK TO COVER SOME OR ALL OF A SHORT POSITION IN THE COMMON STOCK MAINTAINED BY THE UNDERWRITERS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and Financial Statements, including the Notes thereto, appearing elsewhere in this Prospectus. Except as otherwise specified, all information in this Prospectus (i) assumes no exercise of the Underwriters' over-allotment option (see "Underwriting"), (ii) regarding outstanding shares, excludes shares of Common Stock reserved for issuance under the Company's 1997 Stock Option, Deferred Stock and Restricted Stock Plan (the "Stock Option Plan") and (iii) assumes the reorganization of the Company as a Delaware corporation immediately prior to the closing of this Offering (see "The Reorganization"). Unless the context indicates otherwise, all references herein to the Company refer to Franchise Mortgage Acceptance Company and its predecessor entities, including Franchise Mortgage Acceptance Company LLC, a California limited liability company ("Franchise Mortgage LLC"). This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

                                  THE COMPANY

  The Company is a specialty commercial finance company engaged in the business of originating and servicing loans and equipment leases to small businesses, with a primary focus on established national and regional franchise concepts. Since commencing business in 1991, the Company believes it has become a leading lender to national and regional quick service restaurant ("QSR") franchisees, and the Company has developed a growing presence in the casual dining sector. More recently, the Company has expanded its focus to include retail energy licensees (service stations, convenience stores, truck stops, car washes and quick lube businesses) and golf operating businesses (golf courses and golf practice facilities). The Company originates long-term fixed and variable rate loan and lease products and sells such loans and leases either through securitizations or whole loan sales to institutional purchasers on a servicing retained basis. The Company believes that its loan and lease products are attractive investments to institutional investors because of the credit profile of its Borrowers (as defined herein), relatively long loan and lease terms, call protection through prepayment penalties and appropriate risk-adjusted yields. The Company also periodically makes equity investments or receives contingent equity compensation as part of its core lending and leasing business. The Company originated loans and leases through 11 marketing offices in nine states at June 30, 1997. From the Company's inception through June 30, 1997, it funded over $1.2 billion in loans and leases and at June 30, 1997, had a servicing portfolio of $1.1 billion. The Company's loan and lease originations grew to $458.5 million in 1996 from $218.7 million in 1995 and to $300.6 million for the six month period ended June 30, 1997 from $208.4 million for the comparable period in 1996. At June 30, 1997, the Company's average initial loan balance was $730,000 and the percentage of its loans and leases that were 90 days or more delinquent was 0.1%.

  The Company's focus is to provide funding to industries that have been historically underserved by banks and other traditional sources of financing. This focus requires the Company to develop specific industry expertise in the sectors which it serves in order to provide individualized financial solutions for its Borrowers. The Company believes that its industry expertise and proprietary databases, combined with its responsiveness to Borrowers, flexibility in structuring transactions and broad product offerings give it a competitive advantage over more traditional, highly regulated small business lenders. The Company's Borrowers are generally small business operators, most of whom are independent, multi-unit franchisees, with proven operating experience and a history of generating positive operating cash flows. The Company relies primarily upon its assessment of enterprise value, based in part on independent third party valuations, and historical operating cash flows to make credit determinations, as opposed to relying solely on the value of real estate and other collateral.

  In 1991, the Company began making loans to franchisees of Taco Bell Corp. In 1992 and 1993, other national QSR concepts, such as Burger King, Wendy's, Pizza Hut, KFC and Hardee's, were approved. The Company's principal loan products at that time were fixed rate, 15-year, fully amortizing loans. In 1995, the Company began making loans to casual dining concepts such as TGI Friday's, Applebee's and Denny's and offering its Borrowers adjustable rate loans. Also in 1995, the Company began offering development and construction ("DEVCO") loans to its more experienced Borrowers to fund the development and construction or acquisition of new business units or the conversion of existing business units into a different franchise concept. In 1996, the Company expanded its approved concepts to include strong regional restaurants such as Carl's, Jr., Church's Chicken and Golden Corral and launched its Golf Finance Group to provide financing to owners and operators of golf courses and golf practice facilities. The Equipment Finance Group also commenced activities in 1996 to provide equipment loans and leases to the sectors which the Company serves. In February 1997, the Company created its Retail Energy Finance Group to make loans to businesses that distribute retail petroleum products.

  The Company's goal is to become a leading national small business lender in each of its target markets. The Company's growth and operating strategy is based on the following key elements:

  Growth in Existing Sectors. The Company plans to replicate its success in the restaurant sector in other business sectors that it has entered more recently, such as retail energy and golf, through focused product development, customer service and support. The Company forms specialized teams for each sector to assess customer needs, generate customer loyalty and enhance service and support. Management believes that its industry leadership position, relationships with major Borrowers, franchisors and vendors, and expertise within sectors will assist the Company in increasing its market share.

  Controlled Expansion into New Sectors. Management believes that substantial opportunities exist to extend the Company's expertise into other business sectors. The Company believes that its experience in lending to restaurant franchisees has allowed it to develop a template for efficiently originating and servicing loans and leases in other industry sectors. The Company's philosophy is to provide complete business solutions to identified industries by developing strategies and financial products which are based on industry characteristics and each Borrower's specific needs. The Company carefully reviews industry data, seeking business sectors with a combination of large funding requirements, proven cash flow generating capabilities, standardized operations, a scarcity of long-term funding sources and characteristics attractive to secondary market investors.

  Maintenance of Credit Quality. The Company's delinquency and loss experience has been extremely low, due in part to lending to experienced operators, its detailed industry knowledge, active oversight of its existing servicing portfolio, strict underwriting criteria and the Company's ability to locate qualified replacement Franchisees/Borrowers to assume delinquent loans. At June 30, 1997, the Company had only two loans, representing 0.1% of all loans and leases held in the Company's servicing portfolio as of such date, 90 days or more delinquent and, from its inception in April 1991 through June 30, 1997 had experienced no net charge offs.

  Efficient Secondary Market Execution. The Company is committed to maintaining effective secondary market execution on loans and leases that it originates and sells. The Company believes that the favorable execution it has experienced to date is primarily the result of the attractive terms and the credit quality of the loans and leases that it originates. Of the $37.5 million in gain on sale from securitizations recognized by the Company since January 1, 1996, $30.3 million was comprised of cash received by the Company at the time of securitization and not the present value of anticipated cash flows on retained interests. As a result, the Company has reduced its exposure to the risks associated with holding large amounts of such retained interests on its balance sheet. From the beginning of 1996 through June 30, 1997, the Company completed three securitizations and a whole loan sale totaling $483.6 million and $15.3 million, respectively. In all such transactions, the Company has retained the right to service the sold or securitized loans.

  Diversification of Revenue Sources. Management is committed to developing a diversified revenue base to reduce revenue volatility and enhance profitability. The Company continually monitors and adjusts its loan and lease products and securitization structures to improve the stability of its cash flows. Revenue sources include loan and lease origination points and fees, interest income earned prior to the sale of the loans and leases, whole loan and lease sale profits, securitization profits, loan and lease servicing fees and equity investment returns.

  Prior to this Offering, the business of the Company has been conducted by Franchise Mortgage LLC. Immediately prior to this Offering, Franchise Mortgage LLC will merge into Franchise Mortgage Acceptance Company, a Delaware corporation, which was incorporated in August 1997 for the purpose of succeeding to the business of Franchise Mortgage LLC. Prior to this Offering, 66.7% of the membership interest in Franchise Mortgage LLC was owned by Imperial Credit Industries, Inc. ("ICII") and 33.3% was owned by FLRT, Inc., a California corporation controlled by Wayne L. Knyal, the Company's President and Chief Executive Officer. See "The Reorganization."

  The Company has experienced substantial growth in loan and lease originations and total revenues since inception, and in particular since June 1995 when ICII acquired the operations of Franchise Mortgage LLC from Greenwich Capital Financial Products, Inc. ("Greenwich"). There can be no assurance that these rates of growth will be sustainable or indicative of future results. The Company incurred a net loss of $659,000 for the six months ended December 31, 1995, and its predecessor incurred net losses of $1.9 million, $728,000, $3.9 million and $157,000 for the six months ended June 30, 1995 and the years ended December 31, 1994, 1993, and 1992, respectively. Although the Company has been profitable for the six months ended June 30, 1997 and the year ended December 31, 1996, there can be no assurance that the Company will be profitable in the future. Prior to June 1995, the Company benefitted from the financial, administrative and other resources of Greenwich. From its acquisition from Greenwich in June 1995 through this Offering, the Company benefited from the financial, administrative and other resources of ICII. Prior to this Offering, ICII had extended loans to the Company and guaranteed the Company's warehouse lines of credit, repurchase facilities and leases. ICII does not intend to guarantee any of the Company's future financing facilities or leases nor does it currently expect to extend loans to the Company. Accordingly, the Company's prospects must be evaluated in light of the risks, expenses and difficulties it will encounter as an independent company. Although the Company will enter into a services agreement with ICII upon the effective date of this Offering under which ICII will provide human resource administration, securitization capability and certain accounting functions to the Company, there can be no assurance that the Company will develop the financial, management or other resources necessary to operate successfully as an independent company. See "Certain Transactions--Arrangements with ICII and its Affiliates."

  The Company's administrative offices are located at 2049 Century Park East, Suite 350, Los Angeles, California 90067, and its telephone number is (310) 229-2600.

                              RECENT DEVELOPMENTS

  The following table summarizes the Company's loan and lease origination and financial information for the nine months ended September 30, 1997 and 1996.

                                               NINE MONTHS ENDED SEPTEMBER 30,
                                               -------------------------------
                                                    1997             1996
                                               ---------------  ---------------
                                                       (IN THOUSANDS)
Loan originations:
 Total loan originations.....................  $       484,283  $       305,554
 Average initial principal balance per loan..  $           737  $           770
 Weighted average interest rate:
 Fixed rate loans............................            10.40%           10.31%
 Variable rate loans.........................             9.65%            9.44%
Equipment finance originations:
 Total equipment finance originations........  $        26,538  $           538
 Average initial principal balance per
  financing..................................  $           204  $           135
Total loan and lease originations............  $       510,821  $       306,092
Lending sector originations:
 Restaurant loans............................  $       378,468  $       302,354
 Retail energy loans.........................           94,365              --
 Golf loans..................................           11,450            3,200
 Equipment finance...........................           26,538              538
                                               NINE MONTHS ENDED SEPTEMBER 30,
                                               -------------------------------
                                                    1997             1996
FINANCIAL INFORMATION:                         ---------------  ---------------
                                                       (IN THOUSANDS)
Gain on sale of loans........................  $        40,497  $        14,209
Total revenues...............................           45,298           15,562
Total expenses...............................           16,633            8,566
Net income...................................           28,665            6,996
Pro forma net income(1)......................           16,626            4,058

--------
(1) From July 1, 1995 through the date of the Offering, the Company qualified to be treated as a partnership for federal and state income tax purposes. Pro forma net income reflects the Reorganization and the income tax expense that would have been recorded had the Company not been taxed as a partnership.

  The Company originated loans and leases through 14 marketing offices in 12 states at September 30, 1997. From the Company's inception through September 30, 1997, the Company funded approximately $1.4 billion in loans and leases. Loan and lease originations increased to $510.8 million for the nine months ended September 30, 1997, as compared to $306.1 million for the same period of the prior year. The increase was primarily attributable to an increase in originations in the Restaurant Finance Group as well as originations by the newly formed Retail Energy Finance Group and the Golf Finance Group. At September 30, 1997, the Company's average initial loan balance was $737,000.

  At September 30, 1997, the Company had a servicing portfolio of $1.2 billion, and the percentage of its loans and leases that were 90 days or more delinquent was 0.7%. From its inception in April 1991 through September 30, 1997, the Company had experienced no net charge offs.

  Net income for the third quarter of 1997 was $14.7 million, bringing net income for the nine months ended September 30, 1997 to $28.7 million, as compared to net income of $7.0 million for the nine months ended September 30, 1996. Total revenues increased 191.1% to $45.3 million for the nine months ended September 30, 1997 from $15.6 million for the comparable period in 1996. The increases in revenues and net income were primarily due to an increase in gain on sale of loans. During the nine months ended September 30, 1997, the Company sold $343.7 million in two securitizations for a gain on sale of $38.8 million (of which $38.1 million was cash), as compared to $272.6 million sold in two securitizations for a gain on sale of $12.5 million (of which $5.8 million was cash) for the nine months ended September 30, 1996. The gain on sale of loans includes $1.7 million in the nine months ended September 30, 1997 from three whole loan sales of approximately $28.1 million. From the Company's inception through September 30, 1997, it completed nine securitizations of pooled loans totaling approximately $1.0 billion.

  Total expenses increased 94.2% to $16.6 million for the nine months ended September 30, 1997 as compared to $8.6 million for the same period of the prior year primarily due to infrastructure additions needed to fund increased loan and lease originations.

  In October 1997, the Company finalized a warehouse line of credit with Morgan Stanley Asset Funding Inc. ("Morgan Stanley") for a commitment amount of $200 million, bearing interest at rates ranging from the London interbank offered rate ("Libor") plus 95 to 155 basis points, depending upon the loan product type. This warehouse line of credit is expected to provide additional financing for the Company's continued growth in loan and lease originations and is not guaranteed by ICII.

                                  THE OFFERING

Common Stock offered hereby:
  By the Company....................... 5,312,500 shares
  By the Selling Stockholders.......... 3,437,500 shares
Common Stock to be outstanding after    27,200,000 shares
 the Offering(1).......................
Use of Proceeds........................ The net proceeds will be used to repay certain indebtedness to ICII, to fund
                                        future loan and lease originations and
                                        equity investments and for general
                                        corporate purposes.
Proposed Nasdaq National Market         "FMAX"
 Symbol................................

--------
(1) Excludes shares of Common Stock reserved for issuance pursuant to the Company's Stock Option Plan. The Stock Option Plan authorizes the grant of options to purchase, and awards of, an aggregate of up to 10% of the shares of the Company's Common Stock to be outstanding after this Offering, including any shares issued pursuant to the Underwriters' over-allotment option, but not less than 2,700,000 shares. Options to acquire 1,200,000 shares are expected to be granted to certain employees, officers and directors of the Company on the effective date of the Offering at an exercise price equal to the initial public offering price. See "Management--Stock Options."

                                  RISK FACTORS

  See "Risk Factors" for a description of certain factors which should be carefully considered before making an investment in the Company.

                        SUMMARY FINANCIAL AND OTHER DATA
                (IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIOS)

                                                                                    PREDECESSOR
                                                                         -----------------------------------
                            SIX MONTHS ENDED                 SIX MONTHS  SIX MONTHS       YEAR ENDED
                                JUNE 30,        YEAR ENDED     ENDED       ENDED         DECEMBER 31,
                          -------------------- DECEMBER 31, DECEMBER 31,  JUNE 30,  ------------------------
                             1997       1996       1996         1995        1995      1994     1993    1992
                          ----------- -------- ------------ ------------ ---------- --------  -------  -----
STATEMENT OF OPERATIONS
 DATA:
Revenues:
Gain on sale(1).........    $19,808   $ 12,520   $ 18,671     $   --      $    --   $  4,052  $ 1,430  $ --
Net interest income.....      1,373        302      1,641         239          154        37       35      2
Loan servicing income...      1,376        649      1,191         349          326       306      345    147
Other income............        --          63         63         --           --         68      --     --
                            -------   --------   --------     -------     --------  --------  -------  -----
Total revenues..........     22,557     13,534     21,566         588          480     4,463    1,810    149
Expenses:
Personnel and
 commission.............      4,665      3,901      8,270         356          931     1,723    1,035    --
General and
 administrative.........      1,467        495      1,094         294          684     1,804    2,952    306
Other...................      2,462      1,375      2,878         597          776     1,664    1,718    --
                            -------   --------   --------     -------     --------  --------  -------  -----
Total expenses..........      8,594      5,771     12,242       1,247        2,391     5,191    5,705    306
                            -------   --------   --------     -------     --------  --------  -------  -----
Net income (loss).......    $13,963   $  7,763   $  9,324     $  (659)    $ (1,911) $   (728) $(3,895) $(157)
                            =======   ========   ========     =======     ========  ========  =======  =====
Pro forma earnings data
 (2):
 Net income as
  reported..............    $13,963   $  7,763   $  9,324
 Pro forma income
  taxes.................      5,935      3,366      3,873
                            -------   --------   --------
 Pro forma net income...    $ 8,028   $  4,397   $  5,451
                            =======   ========   ========
 Pro forma net income
  per share(3)..........    $  0.37   $   0.20   $   0.25
                            =======   ========   ========
Supplemental pro forma
 earnings data(2):
 Net income as
  reported..............    $13,963
 Establishment of
  deferred
  tax liability.........      7,018
                            -------
 Supplemental pro forma
  net income............    $ 6,945
                            =======
 Supplemental pro forma
  net income per
  share(3)..............    $  0.32
                            =======
                                 AS OF JUNE 30, 1997                      AS OF DECEMBER 31,
                          --------------------------------- ------------------------------------------------
                                                                                         PREDECESSOR
                                                                                    ------------------------
                              AS        PRO
                          ADJUSTED(4) FORMA(5)    ACTUAL        1996        1995      1994     1993    1992
                          ----------- -------- ------------ ------------ ---------- --------  -------  -----
BALANCE SHEET DATA:
Cash and cash
 equivalents............    $70,554   $     15   $     15     $   --      $    --   $    102  $   205  $   1
Securities available for
 sale...................      2,581      2,581      2,581      39,349          --      9,541    5,025    --
Loans and leases held
 for sale...............    208,014    208,014    208,014      98,915      181,254       --       --     --
Retained interest in
 loan
 securitizations(6).....      7,002      7,002      7,002       6,908          --        --       --     --
Accrued interest
 receivable.............      1,137      1,137      1,137         560        1,108       138       39    --
Goodwill................      4,571      4,571      4,571       4,332        4,226       --       --     --
Other assets............      9,636      9,636      9,636      10,112        2,460       467      862    309
                            -------   --------   --------     -------     --------  --------  -------  -----
 Total assets...........    303,495    232,956    232,956     160,176      189,048    10,248    6,131    310
Overdraft...............        --         --         --          171          445       --       --     --
Payable to ICII.........        --      12,997      9,997      17,728          --        --       --     --
Borrowings..............    195,922    195,922    195,922     125,240      181,632    13,548    7,160    460
Deferred income taxes...      7,018      7,018        --          --           --        --       --     --
Other liabilities.......      4,939      4,939      4,939       2,580        3,198     1,543    3,086     70
                            -------   --------   --------     -------     --------  --------  -------  -----
 Total liabilities......    207,879    220,876    210,858     145,719      185,275    15,091   10,246    530
Members' equity.........        --         --    $ 22,098     $14,457     $  3,773  $(4,843)  $(4,115) $(220)
                                                 ========     =======     ========  ========  =======  =====
Common stock............         27         22
Additional paid in
 capital................     95,589     12,058
                            -------   --------
 Total stockholders'
  equity................    $95,616   $ 12,080
                            =======   ========

                          SIX MONTHS
                            ENDED              YEAR ENDED DECEMBER 31,
                           JUNE 30,   ----------------------------------------------
                             1997       1996      1995      1994     1993     1992
                          ----------  --------  --------  --------  -------  -------
OPERATING STATISTICS:
Loan originations:
 Total loan
  originations..........  $  285,370  $456,981  $218,742  $109,166  $29,367  $26,101
 Average initial
  principal balance per
  loan..................  $      730  $    837  $    706  $    635  $   452  $   458
 Weighted average
  interest rate:
 Fixed rate loans.......       10.70%    10.29%    10.12%    10.21%    9.48%   10.94%
 Variable rate loans....        9.60%     9.34%     8.40%     8.13%     -- %     -- %
Equipment finance
 originations:
 Total equipment finance
  originations..........  $   15,247  $  1,486  $    --   $    --   $   --   $   --
 Average initial
  principal balance per
  financing.............  $      186  $    149  $    --   $    --   $   --   $   --
 Weighted average
  interest rate.........       12.08%    12.14%      -- %      -- %     -- %     -- %
Total loan and lease
 originations...........  $  300,617  $458,467  $218,742  $109,166  $29,367  $26,101
Loan sales:
 Whole loan sales.......  $   15,349  $    --   $    --   $    --   $   --   $   --
 Loans sold through
  securitizations(1)....     158,554   325,088   147,972   105,686   28,973      --
                          ----------  --------  --------  --------  -------  -------
  Total.................  $  173,903  $325,088  $147,972  $105,686  $28,973  $   --
Loans and leases held in
 servicing portfolio
 (at period end)(7).....  $1,049,843  $737,176  $358,579  $180,367  $81,030  $55,164
Net charge offs as a
 percentage of total
 servicing portfolio....         -- %      -- %      -- %      -- %     -- %     -- %

--------
(1) Gain on sale for the six months ended June 30, 1997 and 1996 and the year ended December 31, 1996 includes $18.4 million, $5.8 million and $11.9 million of cash gains, of which $2.4 million, $3.6 million and $7.8 million, respectively, represented loan fees. The gain on sale of loans for the December 1995 securitization was not recognized until the first quarter of 1996.
(2) From July 1, 1995 through the closing date of the Offering, the Company qualified to be treated as a partnership for federal and state income tax purposes (the "LLC Qualification"). Pro forma earnings data reflect the Reorganization and the income tax expense that would have been recorded had the Company not been taxed as a partnership. As a result of terminating the Company's limited liability company ("LLC") status upon completion of this Offering, the Company will be required to record a one-time non-cash charge against historical earnings for deferred income taxes. This charge will occur in the quarter ending December 31, 1997 and the year ending December 31, 1997. If this charge were recorded at September 30, 1997, the amount would have been approximately $11.1 million. This amount is expected to increase through the closing date of this Offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Notes 3, 4 and 14 of Notes to Financial Statements.
(3) 21,887,500 outstanding shares were used in computing pro forma and supplemental pro forma net income per share. See Note 3 of Notes to Financial Statements.

(4) As adjusted to reflect the sale of the shares of Common Stock by the Company in this Offering at an assumed initial public offering price of $17.00 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."
(5) Pro forma balance sheet data reflects the Reorganization, the distribution by Franchise Mortgage LLC to its members of the Final LLC Distribution of $3.0 million (this amount may increase depending on the level of Franchise Mortgage LLC's taxable income immediately prior to the completion of this Offering) immediately prior to the completion of this Offering, such amount to be funded with a short term loan from ICII repayable with a portion of the net proceeds of this Offering (the "Final LLC Distribution"), the recording by the Company of deferred income taxes (see footnote (2) above), and the reclassification of members' equity to additional paid-in capital in connection therewith. See "LLC Distributions," "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(6) See Note 8 of Notes to Financial Statements.
(7) Total delinquencies, which include all loans and leases 90 or more days past due as a percentage of all loans and leases held in the Company's servicing portfolio, was 0.11% as of June 30, 1997.

                                 RISK FACTORS

  Before investing in the shares offered hereby, prospective investors should give special consideration to the following risk factors in addition to other information set forth elsewhere in this Prospectus. The following risk factors are interrelated, and consequently, investors should treat such risk factors as a whole.

  This Prospectus contains forward-looking statements that inherently involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus.

SUBSTANTIAL NEED FOR LIQUIDITY TO FUND LENDING ACTIVITIES

  The Company has an ongoing need to finance its lending activities, which is expected to increase to the extent that the volume of loan and lease originations increases. The Company's primary operating cash requirements will include the funding of (i) loans and leases pending their sale, (ii) fees and expenses incurred in connection with its securitization program, (iii) overcollateralization or reserve account requirements in connection with loans pooled and securitized, (iv) interest, fees and expenses associated with the Company's warehouse lines of credit and repurchase facilities with certain financial institutions, (v) federal and state income tax payments and (vi) ongoing administrative and other operating expenses. The Company currently funds these cash requirements primarily through securitizations, whole loan and lease sales and borrowings from Banco Santander, Sanwa Bank, Morgan Stanley and Credit Suisse First Boston.

  No assurance can be given that the Company will have access to the capital markets in the future for equity or debt issuances or for securitizations or that financing through borrowings will be available on acceptable terms to satisfy the Company's cash requirements. The Company's inability to access the capital markets or obtain acceptable financing could have a material adverse effect on the Company's business and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources."

SUBSTANTIAL DEPENDANCE ON SECURITIZATIONS

  The Company currently pools and sells through securitization substantially all of the loans which it originates. Under the Company's current securitization structure, the Company sells a pool of loans on a non-recourse basis to a single purpose trust. The trust issues securities in the form of certificates which are denominated in multiple tranches throughout the credit rating spectrum from the highest investment grade rating of "AAA" descending to a non-investment grade rating of "B." In addition, the Company structures an interest only security ("I/O") in its financings that is generally rated AAA. Several factors affect the Company's ability to complete securitizations of its loans, including conditions in the securities markets generally, conditions in the asset-backed securities markets specifically, the credit quality of the Company's loans, compliance of the Company's loans with the eligibility requirements established by the securitization documents, the Company's ability to adequately service its loans and the absence of any material downgrading or withdrawal of ratings given to certificates issued in the Company's previous securitizations. Adverse changes in any of these factors would impair the Company's ability to originate and sell loans on a favorable or timely basis which could have a material adverse effect upon the Company's business and results of operations. In addition, the securitization market for the Company's loans and leases is relatively undeveloped and may be more susceptible to market fluctuations or other adverse changes than more developed capital markets. To the extent the Company makes loans and leases in new industry sectors or to different types of entities in existing industry sectors, there is a risk that such loans and leases will not be securitizable or will be securitizable only on terms disadvantageous to the Company.

  The "gain on sale" associated with securitizations and loan and lease sales is the largest component of the Company's revenues. The gain on sale of loans in a securitization is computed as cash received from securitization plus the fair value of any retained interests held from a loan securitization less the book value of the loans sold (including par value of loans, plus or minus premiums, discounts and unearned loan fees) less any reserves required to be held by a securitization trust. The fair value of retained interests in loan securitizations is computed as the present value of the estimated cash flows associated with the retained interest, using an appropriate discount factor and prepayment and credit loss assumptions. Of the $37.5 million gain on sale from securitizations recognized by the Company since January 1, 1996, $30.3 million was comprised of cash received by the Company at the time of securitization and not the present value of anticipated cash flow on retained interests. However, depending upon the securitization structure and execution of the transaction, in future transactions the Company may not receive some or all of the cash representing such gain until much later, as payments are received on the securitized assets, or may never receive some or all of such cash. In connection with securitizations, the Company also establishes retained interests in loan securitizations as a balance sheet asset, which are amortized over the estimated life of the loans securitized. While, to date, the Company's retained interest in loan securitization has been relatively small, it could become much larger in future periods. As a result, although an accounting gain may be recognized, future securitization transactions may not generate commensurate cash flows to the Company for an extended period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Accounting for Gain on Sale" and "--Liquidity and Capital Resources."

  The anticipated payments to the Company on its retained interest in loan securitizations are discounted at a specified rate and further reduced by the Company's estimate of future credit losses and prepayments over the lives of the loans securitized. Such amounts, if any, are held back and serve as additional collateral for the repayment of the related certificates. To date, the default rate used by the Company has been zero because the Company has incurred no credit losses. Generally, the Company has used a zero prepayment rate because prepayment penalties contained in loan documents have deterred Borrower prepayments significantly. If prevailing interest rates rise, the required discount rate might also rise, thereby causing the Company to record an expense reducing the Company's gain on sale and the carrying value of retained interests in loan securitizations. The actual rate of credit losses and prepayments are influenced by a variety of economic and other factors, including general economic conditions and business competition. Accordingly, there can be no assurance that the actual rate of credit losses on the loans sold in the Company's securitizations will not exceed the Company's estimates or historical experience. If actual credit losses and prepayments exceed the Company's estimates, this would cause the Company to record an expense in a future period or periods reducing the carrying value of retained interests in loan securitizations. There can be no assurance that future changes in the Company's securitization structures, interest rates or future credit loss and prepayment levels will not result in losses which could have a material adverse effect on the Company's business and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  In order to gain access to the secondary market for its loans, in parallel with the accumulation of the collateral and the structuring of the securities sold in each securitization, independent rating agencies are retained to rate each series of securities issued. To date one or more classes of each of these series of securities has received investment grade ratings (BBB and above). The Company's inability to obtain such an investment grade rating could have a material adverse effect on the Company's operations and financial position; in such event the Company's costs of such securitization likely would increase and its gain on sale recognized on such securitization would be reduced. The Company has periodically relied on credit enhancements provided by monoline insurance carriers to guarantee the securities issued by the trust to enable it to improve the bond rating. Any substantial reduction in the size or availability of the securitization market for the Company's loans or the unwillingness of insurance companies to guarantee the certificates issued by the trust, could have a material adverse effect on the Company's business and results of operations and prospects.

  In addition, the documents governing the Company's securitizations also require the Company to build overcollateralization levels through retention of a specified amount of loan payments and the application thereof to reduce the principal balances of the notes issued or to create reserve funds. Such overcollateralization levels are pre-determined by the rating agencies or the insurance company issuing the guarantee of the certificates and are a condition to obtaining an investment grade rating thereon. The application of such amounts to collateral causes the aggregate principal amount of the loans to exceed the aggregate principal balance of certificates. Such excess amounts serve as a credit enhancement for the trust issuing the certificates or notes and fund losses realized on loans held by such trust. Accordingly, the Company continues to be subject to risks of delinquencies and charge-offs following the sale of loans through securitizations to the extent such amounts are required to be retained or applied by the trust. In addition, such retention slows, and in some circumstances, reduces over the life of the related securitization, the flow of cash to the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  The Company is the originator and servicer of the loans that it securitizes. However, legal and beneficial ownership of securitized loans is held by the issuing trust and such loans serve as collateral for the certificates issued by the trust. The assets of the trust are not available to pay creditors of the Company. The Company's ongoing interest in such assets is limited to its participation in retained interests and servicing fees.

  The Company endeavors to execute material securitization transactions on not less than a quarterly basis. Market and other considerations, including the conformity of loan pools to the requirements of rating agencies, affect the timing of such transactions and may cause the Company's results of operations to fluctuate accordingly. Any delay in the sale of a loan pool beyond a quarter-end would postpone the recognition of gain related to such loans until their sale and may result in losses for such quarter being reported by the Company.

  In addition, the Company's securitization transactions currently permit it to defer paying taxes on a majority of the amount it records as gain on sale in securitization of loans. Taxes are deferred at the time the Company records gain on sale in securitization of loans, and are paid as cash is received from Borrowers. To the extent that the Company is unable to defer such taxes in future securitization transactions or is required by the Internal Revenue Service to accelerate the payment of taxes which previously had been deferred, the Company's liquidity, and thus its ability to pursue its growth strategy and to fund its future loan origination and securitization activities, may be adversely affected.

SIGNIFICANT RELIANCE ON WAREHOUSE LINES OF CREDIT AND REPURCHASE FACILITIES

  The Company is dependent upon its ability to access warehouse lines of credit and repurchase facilities to fund new originations. The Company had warehouse lines of credit and repurchase facilities of approximately $365.0 million at June 30, 1997. The Company expects to be able to maintain existing warehouse lines of credit and repurchase facilities (or to obtain replacement or additional financing) as current arrangements expire or become fully utilized; however, there can be no assurance that such financing will be obtainable on favorable terms. To the extent that the Company is unable to arrange new warehouse lines of credit and repurchase facilities, the Company may have to curtail its loan and lease origination activities, which could have a material adverse effect on the Company's operations and financial position. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

SUBSTANTIAL LEVERAGE CAN REDUCE NET INCOME AND CAUSE LOSSES

  The Company's Certificate of Incorporation and Bylaws do not limit the amount of indebtedness the Company can incur. The Company leverages its assets through securitizations and other borrowings, generally through the use of warehouse lines of credit and reverse repurchase facilities. The percentage of leverage used varies depending on, among other things, the Company's estimate of the cash flow that its assets will generate, and the stability of that cash flow. There can be no assurance that the Company will be able to continue to meet its debt service obligations resulting from leverage and, to the extent that it cannot, the Company risks the loss of some or all of its assets.

CERTAIN UNDERWRITING REQUIREMENTS AND RISKS MAY ADVERSELY AFFECT CREDIT
QUALITY

  RISKS ASSOCIATED WITH LOANS TO BORROWERS OPERATING SMALL AND MEDIUM SIZED BUSINESSes. Loans to franchisees ("Franchisees"), licensees of petroleum retailers and convenience store, truck stop, car wash and quick lube businesses ("Licensees") and owners and operators of golf courses and golf facilities ("Operators") (for purposes of this Prospectus, any Franchisee, Licensee, or Operator is referred to as a "Borrower") generally involve all of the risks associated with small business loans. Since small businesses are typically privately-owned, there is generally no publicly available information about such companies and the Company must rely on the diligence of its employees and agents to obtain information in connection with the Company's lending decisions. Typically, the success of small and medium sized businesses depends on the management talents and efforts of one or two persons or a small group of persons, and the death, disability or resignation of one or more of these persons could have a material adverse impact on the related company. In addition, small and medium sized businesses frequently have smaller market shares than their competition, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete and may experience substantial variations in operating results, any of which may have an adverse effect on a Borrower's ability to repay a loan or lease. While publicly available information permits the Company to perform certain risk analysis concerning the default, failure, and closure risks within industries and among Borrower groups, generally there is no assurance that the available information correctly reflects the risks associated with lending to Borrowers in each industry in general or to any particular Borrower within any particular industry. Moreover, there is no assurance that the underwriting formulas derived by the Company for Franchisees, Licensees and Operators generally or for particular business concepts will adequately assess the risk of making a loan to any particular Borrower.

  THE COMPANY'S VALUATION OF A BORROWER'S BUSINESS MAY NOT BE INDICATIVE OF ITS TRUE VALUE. The Company's loans are underwritten in accordance with the Company's underwriting guidelines which permit Borrowers to borrow up to a specified percentage of the value of the business unit and, in certain instances, the real estate pledged as collateral in connection with the loans. The value of the business unit is derived from a formula based upon the business concept and the revenues and cash flows generated by the business unit from its operations, as well as a valuation for each loan is performed by an independent third-party hired by the Company. However, there can be no assurance that the Company's valuations actually reflect an amount that could be realized upon a current sale of a Borrower's business unit and related personal and real property. Moreover, such a valuation is not indicative of the value of the enterprise at any time after the date of the valuation. Future values may depend upon a variety of factors, including the economic success of the business unit, local and general competitive and economic conditions, as well as the strength of the relevant business concept, the franchisor or other licensor and the related Borrower. In addition, a Borrower's franchise or license agreement is not typically included in the collateral securing a loan, and as a result the Company may not foreclose on the franchise or license agreement in the event of a default by the Borrower. As a result, there is no assurance that the value of the collateral securing the loan will equal or exceed the amount of the loan and related Borrower obligations at any time. In addition, in the event of a default by a particular Borrower, there may be factors present that reduce the revenues or cash flow derived at the location and the value of the enterprise. Moreover, the liquidation value of the collateral securing the loan generally will be less than the value of the enterprise as determined above. Accordingly, in order to realize the full value of the collateral (which may or may not be sufficient to satisfy a Borrower's obligations to the Company), the Company generally will be required to obtain the cooperation of the franchisor or licensor. However, there is no assurance that such cooperation will be obtained, and that the interests of the Company and the franchisor or licensor will be comparable.

  THE COMPANY'S VALUATION OF A BORROWER'S INTEREST IN REAL PROPERTY MAY NOT REFLECT ITS FUTURE VALUE. The Company's loans are often secured by a mortgage or deed of trust on a Borrower's interest in the business unit-related real property upon which the unit operates. However, in many instances such interest is in a lease of limited value other than to one who also has the right to operate the business at such location, and as noted above, a Borrower's franchise or licensee agreement is not typically included in the collateral securing a loan. Accordingly, the Company's underwriting guidelines for leased properties do not require the Borrower to provide title insurance or reports and such policies or reports are typically not obtained in connection with the loans where the related property is a leasehold. In instances where the Company's underwriting guidelines permit a Borrower to borrow amounts based upon the value of the Borrower's interest in the business unit-related real estate, the Company determines the value of such real property interest based upon an independent, third-party appraisal. Such appraisals value the real property on an in-use, income approach which assumes that the property is in use as an income producing business property. Such value, even if realized in a sale or liquidation, generally would not provide such Borrower with sufficient proceeds to satisfy its obligations to the Company. Moreover, such an appraisal is not indicative of the value of the real property interest at any time after the date of the appraisal. Future values may depend upon a variety of factors, including changes in the surrounding area, including, but not limited to, changes which alter the visibility of the location and traffic patterns, duration of the lease, and absence of sufficient nondisturbance agreements, as well as changes in general or local economic conditions, increases in interest rates, real estate taxes and other operating expenses (including energy costs), changes in governmental rules and regulations (including environmental rules), acts of God and other factors. Accordingly, there is no assurance that the Company's valuations actually reflect the amount that could be realized upon a current sale of the real property interest.

  THE COMPANY MAY INCUR SUBSTANTIAL CREDIT RISKS TO THE EXTENT IT CANNOT SECURITIZE OR SELL LOANS OR LEASES. Certain of the Company's loans and leases may not be readily saleable or securitizable, or may be saleable or securitizable only after the individual loan or lease portfolio performance characteristics become apparent over time. To the extent that such loans and leases are not sold or securitized, the Company must fund such assets with borrowings or internally generated funds and bears the entire credit risk associated with such assets. The Company's inability ultimately to sell or securitize substantially all of the loans and leases it originates would have a material adverse effect on the Company's business and results of operations. See "--Substantial Need for Liquidity to Fund Lending Activities" and "-- Concentration on Restaurant, Retail Energy and Golf Sectors May Expose the Company to Concept Failures, Industry Cycles, Environmental Liabilities and Other Industry Specific Risks."

  THE COMPANY'S DEVELOPMENT AND CONSTRUCTION LOANS HAVE RISKS DIFFERENT FROM OTHER LOANS ORIGINATED BY THE COMPANY. The Company's DEVCO loans are a short-term product (up to 18 months) offered to fund the development and construction or acquisition of new business units or the conversion of existing business units into a different franchise concept. For the six months ended June 30, 1997 and the year ended December 31, 1996, DEVCO loans represented 17.9% and 23.3%, respectively, of total loan and lease originations. DEVCO loans have different risks than the permanent loans originated by the Company including the fact that in underwriting such loans, the Company relies more heavily on operator experience and the strength of the business concept rather than the historical profitability of the unit and that generally no payments are applied to reduce the principal or interest due on such loans until maturity. In addition, DEVCO loans which are construction loans involve additional risks attributable to the fact that loan funds are advanced upon the security of the business unit under construction, which is of uncertain value prior to completion of construction and commencement of operations of the unit. In the event that construction is not completed or the business unit does not commence operations successfully, the collectibility of the related loan may be impaired. In the event the Company's evaluation of creditworthiness is less accurate for DEVCO loans than for permanent loans, the Company may be exposed to a greater risk of loss on such loans.

  Also, the Company does not currently securitize any of its DEVCO loans and funds such loans primarily with warehouse borrowings. However, the Company may refinance such loans with permanent financing, subject to its credit underwriting guidelines. In the event that the Company is unwilling or unable to refinance a DEVCO loan at maturity and no other lender refinances such loan, the Company may incur losses upon foreclosure or other collection action. See "Business--Loan Originations--Type of Loan Products."

  BANKRUPTCY OF A BORROWER MAY ADVERSELY AFFECT LOAN REPAYMENT. The bankruptcy of a Borrower could result in substantial delays in the enforcement of such Borrower's obligations to the Company and the enforcement and realization of the Company's interest in the collateral securing the obligations. In this regard, in the event of a bankruptcy of a Borrower, the Company would be stayed from foreclosing on its collateral and enforcing its rights against such Borrower. In addition, in the event that the value of the collateral securing a Borrower's obligations to the Company, as determined by the bankruptcy court, is less than the amount of the obligations owed to the Company, the Company's claim against such Borrower would be divided into secured and unsecured claims. Interest or attorneys' fees would not accrue in respect of either claim when such Borrower is in bankruptcy. As a result of, among other things, the issues relating to the value of the collateral securing the obligations owed by the borrower to the Company summarized above, there is no assurance that the Company's claim against the Borrower would not exceed the value of the collateral securing the obligations owed by the borrower to the secured party.

  The Company's Borrowers generally are corporations, limited liability companies and other limited liability entities, and the principals of the Borrowers generally are not required to personally guarantee the loans. As a result, in the event of a default by a Borrower under any particular loan, the stockholders or other principals of the defaulting Borrower generally will have no personal liability to repay the loan.

  REAL PROPERTY WITH ENVIRONMENTAL PROBLEMS MAY CREATE LIABILITY FOR THE COMPANY. Contamination of real property by hazardous substances may give rise to a lien on that property to assure payment of the cost of clean-up or, in certain circumstances, subject the lender to liability. Such contamination may also reduce the value of the business and property. Under the laws of some states and under the federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980 ("CERCLA"), a lender may become liable for cleanup of a property and adjacent properties that are contaminated by releases from the property if the lender engages in certain activities. In 1996 CERCLA was amended to eliminate federal lender liability under CERCLA in certain circumstances, including foreclosure if the lender resells the property at the earliest practicable, commercially reasonable time on commercially reasonable terms. In addition, the amendments provided some guidance to lenders with respect to the nature of activities that would and would not give rise to liability under CERCLA. These amendments do not apply to state environmental laws. Also, foreclosure and other activities on contaminated property may subject a lender to state tort liability.

  In the course of its business, the Company may acquire real property securing loans that are in default. There is a risk that hazardous substances or waste, contaminants, pollutants or sources thereof could be discovered on such properties after acquisition by the Company. In such event, the Company might be required to remove such substances from the affected properties at its sole cost and expense. There can be no assurance that the cost of such removal would not substantially exceed the value of the affected properties or the loans secured by such properties or that the Company would have adequate remedies against the prior owners or other responsible parties, or that the Company would not find it difficult or impossible to sell the affected real properties either prior to or following any such removal. The Company's servicing guidelines require it to obtain an environmental site assessment of a business property prior to acquiring title thereto. Such requirement effectively precludes enforcement of the security for the related loan until a satisfactory environmental site assessment is obtained or until any required remedial action is thereafter taken but will decrease the likelihood that the Company will become liable for a material adverse environmental condition at the business property. However, there can be no assurance that the servicing guidelines will effectively insulate the Company from potential liability for a materially adverse environmental condition at any business property. See "Business--Regulation--Environmental Laws Affecting Borrowers in Specific Sectors."

  POTENTIAL ADVERSE EFFECT OF "CHANGES IN CONTROL" IN FRANCHISE AGREEMENTS AND LIMITATIONS INCLUDING NATURAL PERSON FRANCHISEES. The franchise agreements of the Borrowers often prohibit "Changes in Control" whether by death, disability or otherwise. While in the event of the death or disability of a natural person franchisee or of the principals of an entity franchisee, the executors and representatives of natural person franchisees are often permitted a period of months to locate a person acceptable to the franchisor to acquire the disabled or deceased person's interest in the business entity or to become a successor franchisee, there is no assurance that any such person would be found or, if found, would be acceptable to the franchisor and secured party. In the event that an acceptable person is not located, the Borrower would be in default under its franchise agreement and loan, and, among other things, the Borrower's right to operate the business unit could be terminated. License agreements of Borrowers on retail energy loans may contain similar provisions.

  FRANCHISE TERMINATION OR NONRENEWAL COULD HAVE A MATERIAL ADVERSE EFFECT ON A BORROWER'S ABILITY TO REPAY A LOAN. A Borrower's franchise agreement may be subject to termination in the event of default after applicable cure periods. Default provisions under franchise agreements are generally drafted broadly, and include, among other things, failure to meet operating standards, actions which may threaten licensed intellectual property, and investments by principals in a competitive business.

  In addition, certain of the Borrower's franchise agreements may have remaining terms which are less than the full term of the respective Borrower's loans. In such cases, the respective Borrowers have the option, or are expected to be granted an option, to renew the franchise agreement for an additional term. Such option, however, often is contingent on the Borrower's execution of the then current form of franchise agreement (which may include increased royalties, advertising and other costs and which contained further restrictions on the franchisee's geographic and other rights) and satisfaction of certain conditions (including modernization of the business unit and related operations), the satisfaction of which may require the expenditure of substantial sums by the Borrower. The Company's standard loan documentation provides that the termination of a Borrower's franchise agreement is a default under the related loan which entitles the Company to declare the principal amount of such loan, immediately due and payable.

  There is no assurance that the Borrowers will not default under their respective franchise agreements, or that the Borrowers will be able to satisfy the requirements for renewal of the franchise agreement for an additional term. In the event a franchise agreement terminates, the related Borrower would not be able to continue to operate the business unit. In many instances, the sole business and source of revenue for the Borrowers is the operation of the business unit and the termination of the franchise agreement would mean that such Borrowers would cease business operations. Because the success of the business of the franchisee is largely dependent upon brand recognition and the strength of the business concept in which it operates, Borrowers whose rights to operate within the business concepts have been terminated will likely have substantially depleted revenues and/or higher operating costs, if they are able to operate at all. Accordingly, the termination or nonrenewal of the franchise agreement likely will result in a Borrower's inability to satisfy its obligations under the loan and a substantial decrease in the value of the collateral securing such obligations. License agreements by Borrowers on retail energy loans may contain similar provisions. See "Business-- Underwriting."

  PREPAYMENT RESTRICTIONS ON LOANS MAY BE INSUFFICIENT TO DETER
PREPAYMENTS. Substantially all of the Company's loans contain provisions restricting prepayments of such loans. Prepayment provisions included in fixed rate loan documents provide for a prepayment fee equal to (i) the greater of a percentage (declining from 4.0% to 1.0% over the first five years) of the unpaid loan balance or the present value of the unpaid balance multiplied by the spread between the U.S. Treasury rate at the date the loan was originated and the U.S. Treasury rate on the date the loan is prepaid plus (ii) the present value of 0.13% of the remaining principal payments. The prepayment fee for floating rate loans is equal to a percentage (declining from 3.5% to 1.5% over the first four years) of the unpaid loan balance. Such restrictions may prohibit prepayments in whole or in part during a specified period of time and/or require the payment of a prepayment fee in connection with the prepayment thereof. Such prepayment restrictions can, but do not necessarily, provide a deterrent to prepayments. As a result, if actual prepayments exceed Company estimates, the carrying value of the Company's retained interest in loan securitizations may become impaired, and the Company may be unable to effect future securitizations on terms similar to its recent securitization transactions, thereby having an adverse effect on the Company's financial condition and operating results. Prepayment charges may be in an amount which is less than the figure which would fully compensate for the difference in yield upon reinvestment of the prepayment proceeds against its expected yield to maturity of the loans. There can be no assurance that the Borrower on a loan which is being prepaid will have sufficient financial resources to pay all or a portion of any required prepayment charges, particularly where the prepayment results from acceleration of the loans following a payment default. No assurance can be given that, at the time any prepayment charges are required to be made in connection with a defaulted loan, foreclosure proceeds will be sufficient to make such payments. No representation or warranty is made as to the effect of such prepayment charges on the rate of prepayment of the related loan.

  The enforceability, under the laws of a number of states, of provisions similar to the provisions in the loans providing for the payment of prepayment charges upon a voluntary or involuntary bankruptcy is unclear. In particular, no assurance can be given that, at any time that any prepayment charge is required to be made in connection with an involuntary prepayment, the obligation to pay such prepayment charge will be enforceable under applicable law or, if enforceable, that foreclosure proceeds will be sufficient to make such payment. Proceeds recovered in respect of any defaulted loan will, in general, be applied to cover outstanding property protection expenses and servicing expenses and unpaid principal and interest prior to being applied to cover any prepayment charge due in connection with the liquidation of such loan.

  BALLOON PAYMENT AT MATURITY AND EXTENSION INCREASES LENDER RISKS. The Company may from time to time originate loans with a balloon payment due at maturity. The ability of a Borrower to pay such amount will normally depend on its ability to fully refinance the loan or sell the business unit and related property at a price sufficient to permit the Borrower to make balloon payments. The ability of a Borrower to refinance will be affected by a number of factors, including, without limitation, the value of the related property, the financial condition and operating history of the Borrower and the related property limitations on transfer imposed by franchise or license agreements, the strength of the commercial real estate market, tax laws, and prevailing general economic conditions.

  LIMITED COVENANT RESTRICTIONS IN COMPANY LOAN DOCUMENTS MAY LIMIT THE COMPANY'S ABILITY TO RECOVER LOAN PROCEEDS. The Company's loan documents with each Borrower generally contain only a limited number of restrictive financial covenants, including covenants to maintain a specified fixed charge coverage ratio and covenants restricting encumbering or disposing of the collateral (other than dispositions in the ordinary course of business and encumbrances in connection with purchase money financings and certain other permitted encumbrances). The loan documents generally do not contain other financial covenants, such as covenants requiring maintenance of minimum levels of loan to value ratios, net worth or liquid assets, or covenants restricting or prohibiting distributions. The absence of such covenants (which are often included in traditional bank financings) may limit the secured party's ability to respond to declining collateral values and/or recover amounts in respect of any loans in the event of default.

CONCENTRATION ON RESTAURANT, RETAIL ENERGY AND GOLF SECTORS MAY EXPOSE THE COMPANY TO CONCEPT FAILURES, INDUSTRY CYCLES, ENVIRONMENTAL LIABILITIES AND OTHER INDUSTRY SPECIFIC RISKS

 FRANCHISE CONCEPTS HAVE SPECIFIC RISKS

  The ability of a Borrower operating as a Franchisee to repay its loan is subject to general business risks typically associated with operating a business and particularly with operating a QSR/casual dining restaurant or other franchised business, including, without limitation, (i) an increase in the cost of labor (including, without limitation, mandatory increases in the minimum wage payable to employees) or food products, (ii) a decrease in the consumer demand for a particular product or class of products offered by a particular franchise concept and (iii) adverse changes in the economy in the geographic location in which a particular restaurant is located.

  A BORROWER'S ABILITY TO REPAY A LOAN OR LEASE MAY BE ADVERSELY AFFECTED BY THE STRENGTH OF THE SUBJECT FRANCHISE CONCEPT. A Franchisee's success is largely dependent upon brand recognition and the strength of the franchise system in which it operates. The continued success of a Borrower's business may be directly dependent upon the strength of the franchise concept, which in turn may be dependent upon the continued strength of the franchisor and the support which it provides to the franchise concept. While all of the Company's loans are made to Borrowers within approved franchise concepts and the approval of a franchise concept is based, among other things, on the historical results of the franchise concept, the strength of the franchisor and the support which it provides to the franchise concept, there is no assurance that the prior performance of the franchise concept will be indicative of future results, or that the franchisor will continue to have its present strength or continue to provide the support for the franchise concept. In addition, name brand recognition and franchise concept support that provides much of the basis for the successful operation of individual franchise businesses, can also mean that problems within the franchise concept or at other locations (e.g., food poisoning, crime, litigation and negative publicity) have substantial negative impact of the operations of otherwise successful individual restaurants.

  The Company relies to a significant degree upon its established business relationships with franchisors in such franchise concepts as a source of new loan originations. The Company has a limited number of formal agreements with franchisors. No assurance can be given that such relationships will continue. The discontinuance of the relationship with one or more franchisors could reduce the volume of new loans that the Company is able to originate, which could have a material adverse effect on the Company's business and results of operations. See "Business--Loan Originations--Lending Groups."

  COMPETITION FACING FRANCHISEES MAY ADVERSELY AFFECT A BORROWER'S REVENUES AND PROFITS. The QSR/casual dining restaurant sector in which many of the Company's Borrowers compete is highly competitive (e.g., with respect to price, service, location, food quality and presentation), and is affected by changes in taste and eating habits of the public, local economic and national economic conditions and population and traffic patterns. Borrowers compete with a variety of locally-owned restaurants, as well as competitive regional and national chains and franchises. In addition, Borrowers may be at risk of competition from restaurants within the same franchise concepts. Moreover, new companies may easily enter the Borrowers' respective market segments. All such competition may adversely affect a Borrower's revenues and profits and the value of its enterprise and its ability to satisfy its obligations in connection with its loan. Furthermore, Borrowers face stiff competition for competent employees and high levels of employee turn-over, which also can have an adverse effect on the operations and profitability of the Borrowers and on their ability to satisfy their loan obligations. See "Business--Competition."

  CONCENTRATION RISKS FACED BY THE COMPANY MAY ADVERSELY AFFECT COMPANY OPERATIONS. The Company may be exposed to certain substantial concentration risks including risks of (i) franchise concept concentration, (ii) Borrower concentration and (iii) geographic concentration.

  The Company makes loans to Borrowers who are franchisees in a limited number of franchise concepts, the majority of which operate solely in the QSR/casual dining restaurant market. For the six months ended June 30, 1997 and the year ended December 31, 1996, QSR originations comprised approximately 73.1% and 84.5%, respectively, of total loan and lease originations, while casual dining originations represented 10.7% and 9.5%, respectively. Such concentration of systems will mean that in the event that any of the included franchise concepts suffers a material adverse change, the Borrowers in such franchise concept would be adversely affected, and there would be a concomitant adverse impact on the Borrowers' ability to repay its obligations to the Company. To date the substantial majority of the Company's loans have been made to Borrowers operating QSRs in a limited number of jurisdictions. Concentration in a limited number of jurisdictions will mean that in the event that any of the included jurisdictions suffers a material adverse change (whether as a result of deteriorating economic conditions, natural disasters or otherwise), the Borrowers in such jurisdiction would be adversely affected. In addition, to the extent that the Company makes loans to a Borrower or an affiliated group of Borrowers which constitutes a material portion of the Company's then outstanding loans, the Company could suffer material losses in the event such Borrower or affiliated group defaulted on its loans. For the six months ended June 30, 1997, the Company had made loans to one Borrower whose loans comprised 9.7% of the Company's total loan and lease originations during the period and the Company's top five Borrowers had loans comprising 33.7% of the Company's total loan and lease originations during the period. Of total loan and lease originations for the six months ended June 30, 1997, 21.3% were originated in California; no other state accounted for over 10% of originations for such period and no state accounted for over 10% of total loan and lease originations for the years ended December 31, 1996 and 1995. See "Business--Loan Originations--Lending Groups" and "--Geographic Distribution."

  FRANCHISE SUCCESS IS DEPENDENT IN PART ON FRANCHISE SITE LOCATION. One of the strengths of the franchise system is procedures employed in selecting site locations for franchises business units, and an important part of the value of a franchise business is the franchisee's ability to operate the franchise business at the specified location. In this regard, many franchisee agreements are "site" or "location" specific and permit only the Borrower to operate at the specified location. However, in the event of changes adversely affecting the location (e.g., changes in traffic patterns, changes in visibility, deterioration of the surrounding neighborhood), the Borrower may not be able to relocate its operations even if the Borrower has the financial resources to fund such a move. If a Borrower were unable to move, such changes could result in decreased revenue and substantially impair the Borrower's ability to satisfy its obligations under the loan, as well as the value of the business and collateral securing the loan.

 RETAIL ENERGY CONCEPTS HAVE SPECIFIC RISKS

  TERM OF PETROLEUM SUPPLY CONTRACTS MAY AFFECT BORROWER PROFIT MARGINS. Many of the Company's Borrowers operating as Licensees in the retail energy sector operate under supply agreements (the "Supply Agreements") with national retail petroleum companies which may require such Borrowers to, among other things, purchase all or a portion of their requirements for petroleum products from such companies. The Supply Agreements may also contain terms which require such Borrowers to pay additional costs to such companies to cover marketing activities and additional other expenses for the percentage of branded products sold under such Company's brand in the event the Borrower fails to achieve certain target earnings set forth in the Supply Agreement (the "Target Earnings"). In addition, the Supply Agreements may require such Borrowers to make additional "margin maintenance payments" on petroleum products not purchased if such Borrowers do not purchase a minimum amount of product per year. The minimum amounts required to be purchased may escalate each year. Accordingly, if Target Earnings are not met and/or such Borrowers do not meet the minimum purchase requirements, the cost for purchasing petroleum products could become excessive and adversely affect such Borrowers' profit margin with respect to those products and consequently their ability to repay their loans.

  BORROWERS IN RETAIL ENERGY SECTOR SUBSTANTIALLY DEPENDENT ON SALE OF MOTOR FUEL. Gasoline sales are highly competitive. Most Borrowers in the retail energy sector compete with both independent and brand gasoline stations. Gasoline profit margins associated with the sale of motor fuel have a significant impact on such Borrowers and are affected by numerous factors outside of each Borrower's control, including the supply and demand for motor fuel in retail markets, volatility in the wholesale gasoline market and competitive pricing influences in each Borrower's local market area. Borrowers may obtain motor fuel from a number of independent suppliers in an attempt to lower their cost per gallon and establish a diverse supplier base in the event of shortages. As Borrowers generally may not inventory more than two weeks' volume requirements, any sustained shortage of motor fuel from a Borrower's suppliers could substantially reduce the volume of motor fuel sold by such Borrower. A material decrease in either the volume of motor fuel sold or the profit margin on such sales for an extended time period could have a material adverse effect on the income of Borrowers in the retail energy sector and their ability to service loans from the Company. In addition, the Company believes that the patronage of customers desiring to purchase motor fuel accounts for a significant portion of customer traffic at retail energy business units and has a favorable impact on the merchandise sales in the convenience stores, car washes and truck stops connected to service station operations. Accordingly, any reduction in motor fuel supplies and resulting reductions in motor fuel sales could adversely affect the sale of non-motor fuel items and result in decreased revenues for such Borrowers.

  PROPERTIES SUBJECT TO ENVIRONMENTAL REGULATIONS MAY CREATE LIABILITY FOR BORROWERS. The operation and management of retail energy businesses (whether pursuant to direct ownership, leases or management contracts) involves the use and limited storage of certain hazardous materials. Specifically, the Company's Borrowers in the retail energy sector incur ongoing costs to comply with federal, state and local environmental laws and regulations governing underground storage tank systems ("USTs") used in their operations. The Company's loans may be secured by convenience store and gas station locations with USTs and other environmental risks. Borrowers may be required to obtain various environmental permits and licenses in connection with their operations and activities and comply with various health and safety regulations adopted by federal, state, local and foreign authorities governing the use and storage of such hazardous materials. Under various federal, state, local and foreign laws, ordinances and regulations, various categories of persons, including owners, operators or managers of real property may be liable for the costs of investigation, removal and remediation of hazardous substances that are or have been released on or in their property even if such releases were by former owners or occupants. In addition, any liability of Borrowers for assessment and remediation activities in connection with releases into the environment of gasoline or other regulated substances from USTs or otherwise at such Borrowers' gasoline facilities could adversely impact the Borrowers' ability to repay their loans from the Company or the value of any pledged collateral. Due to the nature of releases, the actual costs incurred may vary and the ongoing costs of assessment and remediation activities may vary from year to year and may adversely impact such Borrowers' ability to repay their loans. As of June 30, 1997, the Company was not aware of any adverse impact on a Borrower's ability to repay a loan or any impairment of collateral arising from environmental liabilities. However, no assurance can be given that environmental liabilities will not adversely impact the ability of Borrowers to repay their obligations to the Company in the future. See "--Certain Underwriting Requirements and Risks May Adversely Affect Credit Quality."

  Most states have funds which provide reimbursement to qualified storage tank owners/operators for assessment and remediation costs associated with petroleum releases (after the operator pays a set deductible and co-payment amount). Most funds are supported by annual tank registration fees paid by the station owners and a gasoline fee, included in the price of the gas, which is paid by consumers. As a result of the recently enacted legislation regarding USTs, there has been an increasing number of UST replacements. Consequently, some state funds have been drained of reserves. The result is a delay in disbursement until the fund can be replenished with fee collections, the effect of which may have an adverse effect on the Borrower's financial condition and ability to repay its loan. See "Business--Regulation-- Environmental Regulations Affecting Retail Energy Businesses."

  COMPETITION FACED BY BORROWERS IN THE RETAIL ENERGY SECTOR MAY ADVERSELY AFFECT BORROWER PROFITABILITY. The retail energy sector is highly competitive. The number and type of competitors vary by location. The Company's Borrowers in the retail energy sector presently compete with other convenience stores, large integrated gasoline service station operators, supermarket chains, neighborhood grocery stores, independent gasoline service stations, fast food operations and other similar retail outlets, some of which are well recognized national or regional retail chains. The Company's Borrowers in the retail energy sector may compete against businesses which have greater financial and other resources than those of the Borrowers. Key competitive factors in the retail energy sector include, among others, location, ease of access, store management, product selection, pricing, hours of operation, store safety, cleanliness, product promotions and marketing. As a result of purchase economies or vertical integration, certain of the Company's Borrowers in the retail energy sector may not be able to compete effectively with larger competitors which may possess greater control over product costs and may have the ability to offer a broader range of products or services. To the extent these competitors adopt marketing policies, including advertising and pricing levels, that exploit their competitive advantages, such competitors could gain market share and have an adverse effect on the profitability of the Company's Borrowers in the retail energy sector and their ability to repay their loans.

 GOLF LOANS HAVE SPECIFIC RISKS

  CONSUMER SPENDING AND TRENDS. The amount spent by consumers on discretionary activities, such as those offered by Borrowers in the golf sector, has historically been dependent upon levels of discretionary income which may be adversely affected by general economic conditions. A decrease in consumer spending on golf-associated activities could have a material adverse effect on the financial condition and results of operations of Borrowers in the golf sector and their ability to repay the Company's loans.

  ZONING AND ENVIRONMENTAL REGULATIONS MAY ADVERSELY AFFECT BORROWER
COSTS. The construction of golf courses for third parties and the development of golf practice and instruction facilities involve compliance with land use planning, zoning and environmental regulations, including regulations applicable to the treatment, storage and disposal of hazardous and solid wastes, run-off and wetland development. Regulations governing the use and development of real estate may prevent Borrowers in the golf sector from acquiring or developing prime locations for golf facilities, substantially delay or complicate the process of developing locations acquired by such Borrowers for golf facilities or constructing golf courses on locations owned by others, or materially increase the cost thereof.

  Further, the operation and management of golf courses and golf practice and instruction facilities (whether pursuant to direct ownership, lease or management contract) involve the use and limited storage of certain hazardous materials such as herbicides, pesticides, fertilizers, motor oil, gasoline and paint. Borrowers may be required to obtain various environmental permits and licenses in connection with their operations and activities and comply with various health and safety regulations adopted by federal, state, local and foreign authorities governing the use and storage of such hazardous materials. Under various federal, state, local and foreign laws, ordinances and regulations, various categories of persons, including owners, operators or managers of real property may be liable for the costs of investigation, removal and remediation of hazardous substances that are or have been released on or in their property even if such releases were by former owners or occupants. See "--Certain Underwriting Requirements and Risks May Adversely Affect Credit Quality."

  REVENUES OF BORROWERS MAY BE ADVERSELY AFFECTED BY SEASONALITY. Golf facilities generally are the most active during the second and third quarters of the year. The inherent seasonality of participation in golf and golf-related activities and the effect of weather conditions generally result in greater revenues and income during the second and third quarters as compared to the first and fourth quarters of the year. Poor weather conditions and unforseen natural events may result in reduced utilization of Borrowers' golf facilities and have an adverse effect on revenues of Borrowers in the golf sector.

 EQUIPMENT LOANS AND LEASES HAVE SPECIFIC RISKS

  INABILITY TO RECOGNIZE RESIDUAL VALUE MAY ADVERSELY AFFECT THE COMPANY'S FINANCIAL CONDITION. The Company retains a residual interest in the equipment covered by its leases. The estimated fair market value of the equipment at the end of the contract term of the lease, if any, is reflected as an asset on the Company's balance sheet for leases held to maturity and will be included as part of the gain on sale in any lease securitization transaction. The Company's results of operations depend, to some degree, upon its ability to realize these residual values. Realization of residual values depends on many factors which are outside the Company's control, including general market conditions at the time of expiration of the lease, whether there has been unusual wear and tear on, or use of, the equipment, the cost of comparable new equipment, the extent, if any, to which the equipment has become technologically or economically obsolete during the contract term and the effects of any additional or amended government regulations. If, upon the expiration of a lease, the Company sells or refinances the underlying equipment and the amount realized is less than the recorded value of the residual interest in such equipment, a loss reflecting the difference will be recognized. Any failure by the Company to realize aggregate recorded residual values could have a material adverse effect on its business and results of operations.

EQUITY INVESTMENTS ARE SUBJECT TO RISK OF LOSS

  The Company periodically makes passive unsecured equity investments in companies operating in the sectors served by its lending and leasing business. Such investments may be made in conjunction with loans and leases or independent of any borrowing relationship. In certain cases, the Company is obligated to make additional equity investments in such companies at the option of the majority investor. Such investments involve a high degree of risk because the investment is not secured by any assets of such entities and the Company bears the risk of loss of its entire investment. Generally, the Company is unable to control the activities of these companies due to its minority ownership interest and lacks representation in the management of such companies. No assurances can be made that such entities will be profitable or that the Company will receive any return on its investments. See "Business-- Equity Investments" and "Certain Transactions--Other Matters--Equity Investments."

PROFITABILITY OF THE COMPANY MAY BE ADVERSELY AFFECTED BY INTEREST RATE FLUCTUATIONS

  Profitability may be directly affected by fluctuations in interest rates which affect the Company's ability to earn a spread between interest received on its loans and leases held for sale and rates paid on warehouse lines of credit and repurchase facilities. The Company's profitability may be adversely affected during any period of unexpected or rapid changes in interest rates. By way of example, in an inflationary economy, interest rates normally increase. A substantial and sustained increase in interest rates, whether due to inflation or otherwise, could adversely affect the Company's ability to originate loans and leases. Fluctuating interest rates also may affect the net interest income earned by the Company resulting from the difference between the yield to the Company on loans held pending sale and the interest paid by the Company for funds borrowed under the Company's warehouse lines of credit and repurchase facilities. If interest rates rise, the required discount rate used in determining the Company's retained interest in loan securitizations might also rise, thereby causing the

Company to record an expense reducing the Company's gain on sale and the carrying value of retained interests in loan securitizations.

HEDGING STRATEGIES MAY NOT PROTECT THE COMPANY FROM INTEREST RATE RISKS

  The Company is required under its warehouse lines of credit and repurchase facilities to hedge all of its fixed-rate loan balances securing such facilities. The Company's hedging strategy normally includes selling U.S. Treasury futures in such amounts and maturities as to effectively hedge the interest rate volatility of its portfolio. The Company does not maintain naked or leveraged hedge positions. While the Company believes its hedging strategies are cost-effective and provide some protection against interest rate risks, no hedging strategy can completely protect the Company from such risks. Further, the Company does not believe that hedging against the interest rate risks associated with adjustable-rate loans is cost-effective, and the Company does not utilize the hedging strategies described above with respect to its adjustable-rate loans.

THE COMPANY MAY BE REQUIRED TO REPURCHASE LOANS AND LEASES SOLD OR SECURITIZED IN THE EVENT OF BREACH OF REPRESENTATIONS AND WARRANTIES

  In connection with the issuance of securities in offerings in which loans originated by the Company have been securitized, such securities are issued to purchasers nonrecourse to the Company; provided, however, that the purchasers of such securities will have recourse to the Company with respect to the breach of a standard representation or warranty made by the Company at the time such loans are securitized. To the extent that the Company is required to repurchase any loan it will incur those risks incurred by conventional lenders.

  In the ordinary course of its business, the Company is subject to claims made against it by Borrowers and certificate holders in the Company's securitizations arising from, among other things, losses that are claimed to have been incurred as a result of alleged breaches of fiduciary obligations, misrepresentations, errors and omissions of employees, officers and agents of the Company (including its appraisers), incomplete documentation and failures by the Company to comply with various laws and regulations applicable to its business. The Company believes that liability with respect to any currently asserted claims or legal actions is not likely to be material to the Company's results of operations or financial condition; however, any claims asserted in the future may result in legal expenses or liabilities which could have a material adverse effect on the Company's results of operations and financial condition.

THE INABILITY OF THE COMPANY TO MANAGE GROWTH COULD ADVERSELY AFFECT COMPANY OPERATIONS

  The Company's total revenues and net income have grown significantly since inception, primarily due to increased loan origination activities. While the Company intends to continue to pursue a growth strategy, its future operating results will depend largely upon its ability to expand its loan and lease origination activities. The Company plans to continue its growth of loan and lease originations through increased penetration in the sectors where the Company currently operates as well as expansion into new sectors. However, these expansion plans will require additional personnel and assets and there can be no assurance that the Company will be able to successfully expand and operate such programs profitably or that the Company will anticipate all of the changing demands that its expanding operations will have on the Company's management, information and operating systems. Any failure by the Company to hire appropriate personnel or adapt its systems could have a material adverse effect on the Company's results of operations and financial condition.

THE COMPANY'S OPERATIONS COULD BE ADVERSELY AFFECTED BY THE LOSS OF KEY
PERSONNEL

  The Company's success depends to a large extent upon the expertise and continuing contributions of Wayne L. Knyal, President, Chief Executive Officer and a Director of the Company and Thomas J. Shaughnessy, Executive Vice President and Chief Credit Officer of the Company. The loss of the services of either of these individuals could have a material adverse effect on the Company's business and results of operations. The Company's future success also depends on its ability to identify, attract and retain additional qualified personnel. There can be no assurance that the Company will be successful in identifying, attracting and retaining such personnel. See "Management--Directors and Executive Officers."

LIMITED HISTORY OF INDEPENDENT OPERATIONS AND NEW PRODUCTS LIMIT THE ABILITY OF THE COMPANY TO PREDICT FUTURE PERFORMANCE

The Company has experienced substantial growth in loan and lease originations and total revenues since inception, and in particular since June 1995 when ICII acquired the operations of Franchise Mortgage LLC. The Company had been unprofitable until 1996 and there can be no assurance that the Company will be profitable in the future or that these rates of growth will be sustainable or indicative of future results. Prior to the Offering, the Company benefited from the financial, administrative and other resources of ICII and Greenwich Capital Financial Products, Inc., a prior owner of the operations of Franchise Mortgage LLC. Prior to this Offering, ICII had extended loans to the Company and guaranteed the Company's warehouse lines of credit, repurchase facilities and leases. ICII will not guarantee any of the Company's future financing facilities or leases. Accordingly, the Company's prospects must be evaluated in light of the risks, expenses and difficulties it will encounter as an independent business. Although the Company will have a services agreement with ICII upon the effective date of this Offering, there can be no assurance that the Company will develop the financial, management or other resources necessary to operate successfully as an independent company.

  In light of the Company's aforementioned growth in loan and lease originations, the historical performance of the Company's earnings may be of limited relevance in predicting future performance. Also, the loans originated by the Company and included in the Company's securitizations have been outstanding for a relatively short period of time. Consequently, the delinquency and loss experience of the Company's loans and leases to date may not be indicative of results to be experienced in the future. It is unlikely that the Company will be able to maintain delinquency and loss ratios at current levels as the portfolio becomes more seasoned.

  The Company has recently expanded its product offerings to include leases and has expanded its marketing efforts to include Borrowers in the retail energy and golf sectors. The Company has either limited or no experience with these new products and markets, and there can be no assurance that the Company will be able to compete in these markets successfully or that the return on the Company's investment in these new products and markets will be consistent with the Company's historical financial results.

ANY FUTURE ACQUISITIONS OF OTHER SPECIALTY FINANCE COMPANIES OR ASSETS MAY HAVE ADVERSE EFFECTS ON THE COMPANY'S BUSINESS

  The Company may, from time to time, engage in the acquisition of other specialty finance companies or portfolios of loan and lease assets. Any acquisition made by the Company may result in potentially dilutive issuances of equity securities, the incurrence of additional debt and the amortization of expenses related to goodwill and other intangible assets, any of which could have a material adverse effect on the Company's business and results of operations. The Company also may experience difficulties in the assimilation of the operations, services, products and personnel related to acquired companies or asset portfolios, an inability to sustain or improve the historical revenue levels of acquired companies, the diversion of management's attention from ongoing business operations and the potential loss of key employees of such acquired companies. The Company currently has no agreements with regard to potential acquisition and there can be no assurance that future acquisitions, if any, will be consummated.

ONE-TIME DEFERRED INCOME TAX CHARGE WILL REDUCE THE COMPANY'S EARNINGS

  In accordance with SFAS 109, as a result of terminating the Company's LLC status upon completion of this Offering, the Company will be required to record a one-time non-cash charge against earnings for deferred income taxes based upon the change from the Company's LLC status to C Corporation status. Management estimates that there will be a charge for the quarter ending December 31, 1997 and the year ending December 31, 1997; if such a charge were recorded at September 30, 1997, the amount would have been approximately
$11.1 million. This amount is expected to increase through the closing date of this Offering. For a further discussion, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations--Impact of Change in Tax Status," "--Tax Considerations" and Notes 3, 4 and 14 of Notes to Financial Statements.

SUBSTANTIAL COMPETITION IN THE COMMERCIAL FINANCE INDUSTRY MAY ADVERSELY AFFECT THE COMPANY'S ABILITY TO ORIGINATE OR MAINTAIN LOANS AND LEASES

  As a specialty commercial finance lender, the Company faces intense competition, primarily from commercial banks, thrift institutions, diversified finance companies, asset-based lenders, specialty franchise finance companies and real estate investment trusts, among others. Many of these competitors in the financial services business are substantially larger and have more capital and other resources than the Company. Competition can take many forms, including convenience in obtaining a loan or lease, customer service, marketing and distribution channels and loan and lease pricing. Furthermore, the current level of gains realized by the Company and its competitors on the sale of the type of loans and leases they originate is attracting and may continue to attract additional competitors into this market with the possible effect of lowering gains that may be realized on the Company's loan and lease sales. Competition may be affected by fluctuations in interest rates and general economic conditions. During periods of rising rates, competitors which have locked in low borrowing costs may have a competitive advantage. During periods of declining rates, competitors may solicit the Company's customers to refinance their loans and leases. During economic slowdowns or recessions, the Company's Borrowers may experience financial difficulties and may be receptive to offers by the Company's competitors.

CONTROL OF THE COMPANY BY SELLING STOCKHOLDERS AND POTENTIAL CONFLICTS OF INTEREST BETWEEN THE COMPANY AND CERTAIN AFFILIATES

  After the Offering, the Selling Stockholders will beneficially own 67.8% of the outstanding Common Stock of the Company (or approximately 64.1% of the outstanding Common Stock if the Underwriters' over-allotment option is exercised in full). Of such shares, 44.4% will be owned by ICII and 23.4% will be owned by FLRT, Inc., a company controlled by Wayne L. Knyal, the Company's President and Chief Executive Officer. As a result, the Selling Stockholders will be able to control substantially all matters requiring approval by the stockholders of the Company, including the election of directors and the approval of mergers or other business combination transactions. Under the Company's Bylaws, as long as ICII directly owns at least 25% of the Company's outstanding voting stock, the Unaffiliated Directors of the Company's Board of Directors (directors independent of both management and ICII) must independently approve all transactions between the Company and ICII. The disposition and voting of the shares of Common Stock of the Company held by ICII is controlled by ICII's Board of Directors consisting of H. Wayne Snavely, Kevin E. Villani, Joseph R. Tomkinson, Stephen Shugerman, G. Louis Graziadio, III, Perry A. Lerner, J. Clayborn LaForce and Robert Muehlenbeck. Messers. Snavely, Graziadio and Lerner are directors of the Company. See "Management" and "Principal and Selling Stockholders."

OFFERING TO BENEFIT EXISTING STOCKHOLDERS

  This Offering will provide substantial benefits to existing stockholders of the Company. First, the assumed initial public offering price is substantially higher than the $0.66 per share book value on the shares held by existing stockholders. Based upon an initial public offering of 8,750,000 shares by the Company at an assumed initial public offering price of $17.00 per share, new investors will invest $148.8 million or 92.5% of the total consideration paid for 32.2% of the shares of Common Stock to be outstanding after the Offering. Based upon an assumed initial public offering price of $17.00, the shares of Common Stock owned by existing stockholders would be valued at $313.7 million at the effective time of the Offering; such shares had a book value of $12.1 million at June 30, 1997. Second, each of ICII and FLRT, Inc. will receive monies as a result of the Offering. As selling stockholders, ICII and FLRT, Inc. will receive approximately $39.3 million and $14.7 million, respectively, of the net proceeds of this Offering at an assumed public offering price of $17.00 per share. Also, the Company intends to apply a portion of the net proceeds of this Offering to repay demand indebtedness owed to ICII ($10.0 million was owed to ICII as of June 30, 1997 at an interest rate of 12% per annum; amounts owed to ICII will increase by an amount currently estimated to be $3.0 million (this amount may increase depending on the level of Franchise Mortgage LLC's taxable income immediately prior to the completion of this Offering) to fund the Final LLC Distribution). See "Use of Proceeds" and "LLC Distributions." Third, the Company may be liable for taxes in respect of tax periods prior to the Reorganization. Since July 1, 1995, the Company has been treated as a partnership for federal and state income tax purposes. As a result, the income of the Company has not been subject to federal or state income taxation. The members of Franchise Mortgage LLC (ICII and FLRT, Inc.) are liable for individual federal and state income taxes on their allocated portions of the Company's taxable income. The Company's status as an LLC will be automatically terminated as a result of the Reorganization. However, to the extent that the Company was deemed to owe taxes for periods prior to the Reorganization, it or ICII or FLRT, Inc. could be liable for the payment of federal or state income taxes. The Company has agreed to indemnify each of ICII and FLRT, Inc. for any such taxes, except to the extent that such tax liability results from the failure of Franchise Mortgage LLC to qualify as a partnership for federal and state income tax purposes and is based upon Franchise Mortgage LLC's reported net income.

ANTITAKEOVER PROVISIONS MAY DETER OR LIMIT CHANGES IN MANAGEMENT AND OWNERSHIP OF THE COMPANY

  Certain provisions of Delaware law and the Certificate of Incorporation (the "Certificate") and Bylaws (the "Bylaws") of the Company may make it more difficult or expensive for a third party to acquire, or discourage a third party from attempting to acquire control of the Company. Specifically, the Company's Certificate and Bylaws will prohibit stockholder action by written consent and limit the ability of stockholders to call special meetings. Also, the Board of Directors of the Company has the power to issue "blank check" preferred stock (the "Preferred Stock") with rights senior to the Common Stock without approval by the stockholders of the Company. The Preferred Stock may be issued from time to time with such designations, rights, preferences and privileges as the Board of Directors may determine and may adversely affect the rights of the Common Stock. See "Description of Capital Stock--Certain Provisions of Delaware General Corporation Law."

NO ASSURANCE OF ACTIVE TRADING MARKET FOR COMMON STOCK

  Prior to this Offering, there has been no public market for the Common Stock of the Company. Although the Company intends to apply for quotation of the Common Stock on the Nasdaq National Market, there can be no assurance that an active public trading market for the Common Stock will develop after the Offering or that, if developed, it will be sustained. The public offering price of the Common Stock offered hereby has been determined by negotiations between the Company and the Representatives of the Underwriters and may not be indicative of the price at which the Common Stock will trade after the Offering. See "Underwriting." Consequently, there can be no assurance that the market price for the Common Stock will not fall below the initial public offering price.

POSSIBLE VOLATILITY OF STOCK PRICE; EFFECT OF FUTURE OFFERINGS MAY ADVERSELY AFFECT MARKET PRICE OF COMMON STOCK

  The market price of the Common Stock may experience fluctuations that are unrelated to the Company's operating performance. In particular, the price of the Common Stock may be affected by general market price movements as well as developments specifically related to the commercial finance industry such as, among other things, interest rate movements. In addition, the Company's operating income on a quarterly basis is significantly dependent upon the successful completion of the Company's loan securitizations and whole loan sales in the market, and the Company's inability to complete significant loan sale transactions in a particular quarter may have a material adverse impact on the Company's results of operations for that quarter and could, therefore, negatively impact the price of the Common Stock.

  The Company may increase its capital by making additional private or public offerings of its Common Stock, securities convertible into its Common Stock or debt securities. The effect of such offerings, the timing of which cannot be predicted, may be the dilution of the book value or earnings per share of the Common Stock outstanding, if the Company issues or plans to issue additional shares at a price below the then net tangible book value per share of the Company's Common Stock. Such an event may result in the reduction of the market price of the Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE MAY ADVERSELY AFFECT THE MARKET PRICE OF THE COMPANY'S COMMON STOCK

  The sales of substantial amounts of the Company's Common Stock in the public market or the prospect of such sales could materially and adversely affect the market price of the Common Stock. Upon completion of this Offering, the Company will have outstanding 27,200,000 shares of Common Stock. The 8,750,000 shares of Common Stock offered hereby will be immediately eligible for sale in the public market without restriction beginning on the date of this Prospectus. The remaining 18,450,000 shares of Common Stock are restricted in nature and are saleable to the extent permitted for "affiliates" pursuant to Rule 144 under the Securities Act. The Company and the Selling Stockholders have agreed that they will not, without the prior written consent of NationsBanc Montgomery Securities, Inc. (which consent may be withheld in its sole discretion) and subject to certain limited exceptions, sell, transfer, or otherwise dispose of any shares of Common Stock, options or warrants to acquire Common Stock, or securities exchangeable or exercisable for or convertible into Common Stock for a period commencing on the date of this Prospectus and continuing to a date 180 days after such date.See "Shares Eligible for Future Sale" and "Underwriting." Additionally, it is expected that stock options for 1,200,000 shares of Common Stock will be granted to certain employees, officers and directors of the Company on the date of this Offering at a per share exercise price equal to the initial public offering price, not more than 20% of which, except in the event of a change of control of the Company, will be exercisable on that date which is one year from the date of this Offering. The Stock Option Plan authorizes the grant of options to purchase, and awards of, an aggregate of up to 10% of the shares of the Company's Common Stock to be outstanding after this Offering, including any shares issued pursuant to the Underwriters' over-allotment option, but not less than 2,700,000 Shares. The Company intends to register under the Securities Act shares reserved for issuance pursuant to the Stock Option Plan.

  The Company has entered into a registration rights agreement (the "ICII Registration Rights Agreement") pursuant to which the Company has agreed to file one or more registration statements under the Securities Act in the future for shares of the Company held by ICII, subject to certain conditions set forth therein. Pursuant to the ICII Registration Rights Agreement, the Company will use its reasonable efforts to cause such registration statements to be kept continuously effective for the public sale from time to time of the shares of the Company held by ICII. Also, under the ICII Registration Rights Agreement, FLRT, Inc. has certain piggyback registration rights with respect to a demand registration statement initiated by ICII concerning shares of the Company's Common Stock held by ICII; provided however that for a period of three years following the date of this Prospectus, FLRT, Inc. is limited in the amount of shares of the Company's Common Stock it can sell to that amount authorized pursuant to Rule 144. Thereafter, FLRT, Inc. has registration rights similar to those granted to ICII under the ICII Registration Rights Agreement without any volume limitations.

IMMEDIATE AND SUBSTANTIAL DILUTION

  The anticipated initial public offering price is substantially higher than the book value per outstanding share of the Common Stock. Purchasers of the Common Stock will experience immediate and substantial dilution in net tangible book value of $13.65 per share (based upon an assumed initial public offering price of $17.00 per share) per share of Common Stock from the initial public offering price per share of Common Stock. See "Dilution."

ABSENCE OF DIVIDENDS

  Following the completion of the Offering, the Company intends to retain earnings to finance the growth and development of its business. Accordingly, the Company does not anticipate paying cash dividends on the Common Stock in the foreseeable future.

                              THE REORGANIZATION

  The Company's predecessor, FLRT, Inc. (formerly Franchise Mortgage Acceptance Corporation), was incorporated by Wayne L. Knyal as a California corporation in April 1991 and was wholly owned by him at that time. FLRT, Inc. and certain individuals formed a limited partnership for the purpose of originating and securitizing franchise loans. As the general partner of such limited partnership, FLRT, Inc. owned the sole rights to service such loans (the "FLRT Servicing Contracts"). In March 1993, Mr. Knyal entered into a joint venture with Greenwich Capital Financial Products, Inc. ("Greenwich") pursuant to which Mr. Knyal became the president of the Franchise Mortgage Acceptance Company division (the "FMAC Division") of Greenwich. Between March 1993 and June 1995, the Company originated and securitized franchise loans through the FMAC Division. However, FLRT, Inc. retained all rights to the FLRT Servicing Contracts.

  On June 30, 1995, ICII acquired from Greenwich certain assets of the FMAC Division, including all of Greenwich's rights under certain servicing contracts entered into by the FMAC Division (the "FMAC Servicing Contracts") and a $410,000 obligation owed by Mr. Knyal to Greenwich (see "Certain Transactions"). The FMAC Servicing Contracts pertain to the servicing of franchise loans that were previously securitized by Greenwich through the FMAC Division and other franchise loans owned by Greenwich and not yet securitized. Concurrent with the closing of the transactions described above, ICII entered into an operating agreement with Mr. Knyal for the formation of Franchise Mortgage LLC. In connection with the acquisition, Franchise Mortgage LLC or its affiliates assumed certain liabilities related to the FMAC Servicing Contracts and Greenwich agreed to act as Franchise Mortgage LLC's exclusive agent in connection with the securitization of franchise loans for a period of 24 months.

  Franchise Mortgage LLC was formed to originate, securitize and service franchise loans. Under the terms of the operating agreement, in exchange for a 66.7% ownership interest in Franchise Mortgage LLC, ICII was obligated to contribute to Franchise Mortgage LLC $1.3 million in cash and all of the assets purchased from Greenwich. In exchange for a 33.3% ownership interest in Franchise Mortgage LLC, Knyal caused FLRT, Inc., to contribute to Franchise Mortgage LLC all of its rights under the FLRT Servicing Contracts.

  Immediately prior to this Offering, Franchise Mortgage LLC will merge into Franchise Mortgage Acceptance Company, a Delaware corporation which was incorporated in August 1997 for the purpose of succeeding to the business of Franchise Mortgage LLC (the "Reorganization"). Although Franchise Mortgage Acceptance Company has been organized, it has not commenced operations and has no assets, liabilities or contingent liabilities. As a result of the Reorganization, the historical financial statements of Franchise Mortgage LLC will become those of Franchise Mortgage Acceptance Company; for this reason, separate financial statements of Franchise Mortgage Acceptance Company are not presented herein. As a result of the Reorganization, immediately prior to this Offering ICII will own 66.7% and FLRT, Inc. will own 33.3%, respectively, of the outstanding shares of Common Stock of Franchise Mortgage Acceptance Company. Mr. Knyal currently beneficially owns 85% of the Common Stock of the Company held by FLRT, Inc.

  Since July 1, 1995, the Company has been treated as a partnership for federal and state income tax purposes. As a result, the income of the Company has not been subject to federal or state income taxation. The members of Franchise Mortgage LLC (ICII and FLRT, Inc.) are liable for individual federal and state income taxes on their allocated portions of the Company's taxable income. The Company's status as an LLC will be automatically terminated as a result of the Reorganization. However, to the extent that the Company was deemed to owe taxes for periods prior to the Reorganization, it or ICII or FLRT, Inc. could be liable for the payment of federal or state income taxes. The Company has agreed to indemnify each of ICII and FLRT, Inc. for any such taxes, except to the extent that such tax liability results from the failure of Franchise Mortgage LLC to qualify as a partnership for federal and state tax purposes and is based upon Franchise Mortgage LLC's reported net income.

                                USE OF PROCEEDS

  The net proceeds to be received by the Company from the sale of the 5,312,500 shares of Common Stock offered by the Company (after deducting the estimated underwriting discount and offering expenses payable by the Company), are estimated to be $83.5 million. The Company intends to apply the net proceeds from this Offering (i) to repay demand indebtedness owed to ICII ($10.0 million was owed to ICII as of June 30, 1997 at an interest rate of 12% per annum; amounts owed to ICII will increase by an amount currently estimated to be $3.0 million (this amount may increase depending on the level of Franchise Mortgage LLC's taxable income immediately prior to the completion of this Offering) to fund the Final LLC Distribution), (ii) to fund future loan and lease originations and equity investments and (iii) for general corporate purposes. Prior to the Reorganization, the Company's excess liquidity needs were funded by ICII. Excess liquidity needs of the Company have primarily included the haircut on loan originations and investments in certain equity ownership interests. Prior to their eventual use, the net proceeds will be invested in high quality, short-term investment instruments such as short-term corporate investment grade or United States Government interest-bearing securities. The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders.

                               LLC DISTRIBUTIONS

  Since July 1, 1995, the Company has been treated as a partnership for federal and state income tax purposes. As a result, the income of the Company has not been subject to federal and state income taxation. The members of Franchise Mortgage LLC (ICII and FLRT, Inc.) are liable for individual federal and state income taxes on their allocated portions of the Company's taxable income. The Company's status as an LLC will be automatically terminated as a result of this Offering.

  For the six months ended June 30, 1997 and the six months ended December 31, 1995, the Company distributed approximately $6.3 million and $3.8 million, respectively, to its members which distributions were funded with cash on hand and borrowings. This amount represents a portion of the Company's earnings through June 30, 1997. The Company will make the Final LLC Distribution currently estimated to be $3.0 million (this amount may increase depending on the level of Franchise Mortgage LLC's taxable income immediately prior to the completion of this Offering) immediately prior to the completion of this Offering, such payment will be funded with a short term loan from ICII repayable with a portion of the net proceeds of this Offering. See "Use of Proceeds."

  Purchasers of Common Stock in the Offering will not receive any portion of the Final LLC Distribution. Following termination of its status as an LLC, the Company will be subject to federal and state corporate income taxation. See "Capitalization" and Notes 3, 4 and 14 of Notes to Financial Statements.

                                DIVIDEND POLICY

  Except as described herein under "LLC Distributions," the Company has never paid any cash dividends on its Common Stock. The Company intends to retain all of its future earnings to finance its operations and does not anticipate paying cash dividends in the foreseeable future. Any decision made by the Company's Board of Directors to declare dividends in the future will depend upon the Company's future earnings, capital requirements, financial condition and other factors deemed relevant by the Company's Directors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                   DILUTION

  The pro forma net tangible book value of the Company's Common Stock at June 30, 1997 was approximately $7.5 million or $0.34 per share. Pro forma net tangible book value per share represents total tangible assets reduced by the amount of total liabilities, divided by the number of shares of Common Stock outstanding, after giving effect to (i) the Reorganization, (ii) the Final LLC Distribution of $3.0 million (this amount may increase depending on the level of Franchise Mortgage LLC's taxable income immediately prior to the completion of this Offering) and repayment thereof with a portion of the net proceeds of this Offering (see "LLC Distributions") and (iii) the recording by the Company of deferred income taxes as if the Company were treated as a C Corporation at June 30, 1997, and the reclassification of members' capital to additional paid-in capital in connection therewith. After giving effect to the sale by the Company of the shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $17.00 per share (after deducting the estimated underwriting discount and offering expenses), the pro forma as adjusted net tangible book value of the Company at June 30, 1997 would have been $91.0 million or $3.35 per share of Common Stock. This represents an immediate increase in pro forma net tangible book value of $3.01 per share to existing stockholders and an immediate dilution of $13.65 per share to new investors purchasing shares in this Offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share..................       $17.00
  Pro forma net tangible book value per share as of June 30,
   1997.......................................................... $0.34
  Increase per share attributable to new investors...............  3.01
                                                                  -----
Pro forma as adjusted net tangible book value per share after
 this Offering...................................................         3.35
                                                                        ------
Dilution per share to new investors..............................       $13.65
                                                                        ======

  The following table summarizes, on a pro forma basis as of June 30, 1997, after giving effect to the adjustments set forth above, the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price per share of Common Stock paid by the existing stockholders and by the new investors in this Offering:

                              SHARES OWNED
                           AFTER THE OFFERING TOTAL CONSIDERATION
                           ------------------ -------------------- AVERAGE PRICE
                             NUMBER   PERCENT    AMOUNT    PERCENT   PER SHARE
                           ---------- ------- ------------ ------- -------------
Existing stockholders..... 18,450,000   67.8% $ 12,080,000    7.5%     $0.66
New investors.............  8,750,000   32.2   148,750,000   92.5      17.00
                           ----------  -----  ------------  -----
  Total................... 27,200,000  100.0% $160,830,000  100.0%
                           ==========  =====  ============  =====

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company (i) on an actual basis as of June 30, 1997 (when the Company was an LLC), (ii) on a pro forma basis to reflect (A) the Reorganization, (B) the Final LLC Distribution of $3.0 million (this amount may increase depending on the level of Franchise Mortgage LLC's taxable income immediately prior to the completion of this Offering) immediately prior to the completion of this Offering, such amount to be funded with a short term loan from ICII (see "LLC Distributions") and (C) the recording by the Company of $7.0 million of deferred income taxes as if the Company were treated as a C Corporation at June 30, 1997 and the reclassification of members' capital to additional paid-in capital in connection therewith and (iii) on a pro forma as adjusted basis to give effect to the issuance and sale of the shares of Common Stock offered by the Company at an assumed initial public offering price of $17.00 per share (after deducting the estimated underwriting discount and offering expenses payable by the Company) and the anticipated applications of the net proceeds therefrom. This table should be read in conjunction with the Financial Statements and the Notes thereto included elsewhere in this Prospectus.

                                                       AT JUNE 30, 1997
                                               --------------------------------
                                                          PRO      PRO FORMA
                                                ACTUAL   FORMA   AS ADJUSTED(1)
                                               -------- -------- --------------
                                                    (DOLLARS IN THOUSANDS)
Borrowings.................................... $195,922 $195,922    $195,922
Payable to ICII...............................    9,997   12,997         --
                                               -------- --------    --------
  Total borrowings............................  205,919  208,919     195,922
Members' equity(2)............................   22,098      --          --
Stockholders' equity:
  Preferred Stock, $.001 par value; 10,000,000
   shares authorized; none issued and
   outstanding actual, pro forma and pro forma
   as adjusted................................      --       --          --
  Common Stock, $.001 par value; 100,000,000
   shares authorized(3); no shares issued and
   outstanding actual; 21,887,500 shares
   issued and outstanding, pro forma;
   27,200,000 shares issued and outstanding,
   pro forma as adjusted......................      --        22          27
  Additional paid-in capital..................      --    12,058      95,589
                                               -------- --------    --------
    Total stockholders' equity................      --    12,080      95,616
                                               -------- --------    --------
    Total capitalization...................... $228,017 $220,999    $291,538
                                               ======== ========    ========

--------
(1) After deducting the estimated underwriting discount and offering expenses payable by the Company, and assuming no exercise of the Underwriters' over-allotment option.

(2) Members' equity consists of approximately $5.8 million of members' capital and $16.3 million of retained earnings.

(3) Excludes shares reserved for issuance pursuant to the Company's Stock Option Plan. The Stock Option Plan authorizes the grant of options to purchase, and awards of, an aggregate of up to 10% of the shares of the Company's Common Stock to be outstanding after this Offering, including any shares issued pursuant to the Underwriters' over-allotment option, but not less than 2,700,000 shares. Options to acquire 1,200,000 shares are expected to be granted to employees, officers and directors of the Company at the effective date of this Offering at a per share exercise price equal to the initial public offering price. See "Management--Stock Options."

                            SELECTED FINANCIAL DATA
               (IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIOS)
  The selected statement of operations data for the six months ended June 30, 1997, the year ended December 31, 1996, the six months ended June 30, 1995 and December 31, 1995, and the year ended December 31, 1994, and the selected balance sheet data as of June 30, 1997, and December 31, 1996 and 1995, have been derived from audited financial statements of the Company which, together with the notes thereto and the related report of KPMG Peat Marwick LLP, independent certified public accountants, are included in this Prospectus. The selected statement of operations data for the six months ended June 30, 1996, and the years ended December 31, 1993 and 1992, and the selected balance sheet data as of December 31, 1994, 1993 and 1992, have been derived from the unaudited financial statements of the Company not included herein, and include all adjustments, consisting solely of normal recurring accruals, which management considers necessary for a fair presentation of such financial information for those periods. Results of operations for the six months ended June 30, 1997 are not necessarily indicative of results to be expected for the year ended December 31, 1997, or a full year. Financial information for periods ended and dates prior to July 1, 1995, represent that of the Company's predecessors.

                                                                                      PREDECESSOR
                                                                            ----------------------------------
                             SIX MONTHS ENDED                  SIX MONTHS   SIX MONTHS      YEARS ENDED
                                 JUNE 30,        YEAR ENDED       ENDED       ENDED        DECEMBER 31,
                          ---------------------- DECEMBER 31, DECEMBER 31,   JUNE 30,  -----------------------
                              1997        1996       1996         1995         1995     1994     1993    1992
                          ------------- -------- ------------ ------------- ---------- -------  -------  -----
STATEMENT OF OPERATIONS
 DATA:
Revenues:
 Gain on sales(1).......    $ 19,808    $ 12,520   $ 18,671     $    --      $   --    $ 4,052  $ 1,430  $  --
 Net interest income....       1,373         302      1,641          239         154        37       35      2
 Loan servicing income..       1,376         649      1,191          349         326       306      345    147
 Other income...........         --           63         63          --          --         68      --     --
                            --------    --------   --------     --------     -------   -------  -------  -----
 Total revenues.........      22,557      13,534     21,566          588         480     4,463    1,810    149
                            --------    --------   --------     --------     -------   -------  -------  -----
Expenses:
 Personnel and
  commission............       4,665       3,901      8,270          356         931     1,723    1,035    --
 General and
  administrative........       1,467         495      1,094          294         684     1,804    2,952    306
 Other..................       2,462       1,375      2,878          597         776     1,664    1,718    --
                            --------    --------   --------     --------     -------   -------  -------  -----
 Total expenses.........       8,594       5,771     12,242        1,247       2,391     5,191    5,705    306
                            --------    --------   --------     --------     -------   -------  -------  -----
Net income (loss).......    $ 13,963    $  7,763   $  9,324     $   (659)    $(1,911)  $  (728) $(3,895) $(157)
                            ========    ========   ========     ========     =======   =======  =======  =====
Pro forma earnings
 data(2):
 Net income as
  reported..............    $ 13,963    $  7,763   $  9,324
 Pro forma income
  taxes.................       5,935       3,366      3,873
                            --------    --------   --------
 Pro forma net income...    $  8,028    $  4,397   $  5,451
                            ========    ========   ========
 Pro forma net income
  per share(3)..........    $   0.37    $   0.20   $   0.25
                            ========    ========   ========
Supplemental pro forma
 earnings data(2):
 Net income as
  reported..............    $ 13,963
 Establishment of
  deferred
  tax liability.........       7,018
                            --------
 Supplemental pro forma
  net income............    $  6,945
                            ========
 Supplemental pro forma
  net income per
  share(3)..............    $   0.32
                            ========
                           AS OF JUNE 30, 1997                    AS OF DECEMBER 31,
                          ---------------------- ------------------------------------------------------
                                                                                   PREDECESSOR
                                                                            ---------------------------
                          PRO FORMA (4)  ACTUAL      1996         1995         1994     1993     1992
                          ------------- -------- ------------ ------------- ---------- -------  -------
BALANCE SHEET DATA:
Cash and cash
 equivalents ...........    $     15    $     15   $    --      $    --      $   102   $   205  $     1
Securities available for
 sale...................       2,581       2,581     39,349          --        9,541     5,025      --
Loans and leases held
 for sale...............     208,014     208,014     98,915      181,254         --        --       --
Retained interest in
 loan
 securitizations(5).....       7,002       7,002      6,908          --          --        --       --
Accrued interest
 receivable.............       1,137       1,137        560        1,108         138        39      --
Goodwill................       4,571       4,571      4,332        4,226         --        --       --
Other assets............       9,636       9,636     10,112        2,460         467       862      309
                            --------    --------   --------     --------     -------   -------  -------
 Total assets...........     232,956     232,956    160,176      189,048      10,248     6,131      310
Payable to Imperial
 Credit Industries,
 Inc....................      12,997       9,997     17,728          --          --        --       --
Overdraft...............         --          --         171          445         --        --       --
Borrowings..............     195,922     195,922    125,240      181,632      13,548     7,160      460
Deferred income taxes...       7,018         --         --           --          --        --       --
Other liabilities.......       4,939       4,939      2,580        3,198       1,543     3,086       70
                            --------    --------   --------     --------     -------   -------  -------
 Total liabilities......     220,876     210,858    145,719      185,275      15,091    10,246      530
Members' equity.........         --     $ 22,098   $ 14,457     $  3,773     $(4,843)  $(4,115)   $(220)
                                        ========   ========     ========     =======   =======  =======
Common stock............          22         --
Additional paid-in
 capital................      12,058
                            --------
 Total stockholders
  equity................    $ 12,080
                            ========

                           SIX MONTHS            YEAR ENDED DECEMBER 31,
                              ENDED     ----------------------------------------------
                          JUNE 30, 1997   1996      1995      1994     1993     1992
                          ------------- --------  --------  --------  -------  -------
OPERATING STATISTICS:
Loan originations:
 Total loan
  originations..........   $  285,370   $456,981  $218,742  $109,166  $29,367  $26,101
 Average initial
  principal balance per
  loan..................   $      730   $    837  $    706  $    635  $   452  $   458
 Weighted average
  interest rate:
 Fixed rate loans.......        10.70%     10.29%    10.12%    10.21%    9.48%   10.94%
 Variable rate loans....         9.60%      9.34%     8.40%     8.13%     -- %     -- %
Equipment finance
 originations:
 Total equipment finance
  originations..........   $   15,247   $  1,486  $    --   $    --   $   --   $   --
 Average principal
  balance per
  financing.............   $      186   $    149  $    --   $    --   $   --   $   --
 Weighted average
  interest rate.........        12.08%     12.14%      -- %      -- %     -- %     -- %
Total loan and lease
 originations:..........   $  300,617   $458,467  $218,742  $109,166  $29,367  $26,101
Loan sales:
 Whole loan sales.......   $   15,349   $    --   $    --   $    --   $   --   $   --
 Loans sold through
  securitizations(1)....      158,554    325,088   147,972   105,686   28,973      --
                           ----------   --------  --------  --------  -------  -------
  Total.................   $  173,903   $325,088  $147,972  $105,686  $28,973  $   --
Loans and leases held in
 servicing portfolio
 (at period end)(6).....   $1,049,843   $737,176  $358,579  $180,367  $81,030  $55,164
Net charge-offs as a
 percentage of total
 servicing portfolio....          -- %       -- %      -- %      -- %     -- %     -- %

--------
(1) Gain on sale for the six months ended June 30, 1997 and 1996 and the year ended December 31, 1996 includes $18.4 million, $5.8 million and $11.9 million of cash gains, of which $2.4 million, $3.6 million and $7.8 million, respectively, represented loan fees. The gain on sale of loans for the December 1995 securitization was not recognized until the first quarter of 1996.
(2) From July 1, 1995 through the closing date of the Offering, the Company qualified to be treated as a partnership for federal and state income tax purposes. Pro forma earnings data reflect the Reorganization and the income tax expense that would have been recorded had the Company not been taxed as a partnership. As a result of terminating the Company's LLC status upon completion of this Offering, the Company will be required to record a one-time non-cash charge against historical earnings for deferred income taxes. This charge will occur in the quarter ending December 31, 1997 and the year ending December 31, 1997. If this charge were recorded at September 30, 1997, the amount would have been approximately $11.1 million. This amount is expected to increase through the closing date of this Offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Notes 3, 4 and 14 of Notes to Financial Statements.
(3) 21,887,500 outstanding shares were used in computing pro forma and supplemental pro forma earnings per share. See Note 3 of Notes to Financial Statements.
(4) Pro forma balance sheet data reflects the Reorganization, the distribution by Franchise Mortgage LLC to its members of the Final LLC Distribution of $3.0 million (this amount may increase depending on the level of Franchise Mortgage LLC's taxable income immediately prior to the completion of this Offering) immediately prior to the completion of this Offering, such amount to be funded with a short term loan from ICII repayable with a portion of the net proceeds of this Offering, the recording by the Company of deferred income taxes (see footnote (2) above), and the reclassification of members' equity to additional paid-in capital in connection therewith. See "LLC Distributions," "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(5) See Note 8 of Notes to Financial Statements.
(6) Total delinquencies, which include all loans and leases 90 or more days past due as a percentage of all loans and leases held in the Company's servicing portfolio, was 0.11% as of June 30, 1997.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion should be read in conjunction with the Company's financial statements and notes thereto appearing elsewhere herein.

THE REORGANIZATION

  The Company's predecessor, FLRT, Inc. (formerly Franchise Mortgage Acceptance Corporation), was incorporated by Wayne L. Knyal as a California corporation in April 1991 and was wholly owned by him at that time. FLRT, Inc. and certain individuals formed a limited partnership for the purpose of originating and securitizing franchise loans. As the general partner of such limited partnership, FLRT, Inc. owned the sole rights to the FLRT Servicing Contracts. In March 1993, Mr. Knyal entered into a joint venture with Greenwich pursuant to which Mr. Knyal became the president of the FMAC Division. Between March 1993 and June 1995, the Company originated and securitized franchise loans through the FMAC Division. However, FLRT, Inc. retained all rights to the FLRT Servicing Contracts.

  On June 30, 1995, ICII acquired from Greenwich certain assets of the FMAC Division, including all of Greenwich's rights under the FMAC Servicing Contracts and a $410,000 obligation owed by Mr. Knyal to Greenwich. See "Certain Transactions." The FMAC Servicing Contracts pertain to the servicing of franchise loans that were previously securitized by Greenwich through the FMAC Division and other franchise loans owned by Greenwich and not yet securitized. Concurrent with the closing of the transactions described above, ICII entered into an operating agreement with Mr. Knyal for the formation of Franchise Mortgage LLC. In connection with the acquisition, Franchise Mortgage LLC or its affiliates assumed certain liabilities related to the FMAC Servicing Contracts and Greenwich agreed to act as Franchise Mortgage LLC's exclusive agent in connection with the securitization of franchise loans for a period of 24 months.

  Franchise Mortgage LLC was formed to originate, securitize and service franchise loans. Under the terms of the operating agreement, in exchange for a 66.7% ownership interest in Franchise Mortgage LLC, ICII was obligated to contribute to Franchise Mortgage LLC $1.3 million in cash and all of the assets purchased from Greenwich. In exchange for a 33.3% ownership interest in Franchise Mortgage LLC, Knyal caused FLRT, Inc. to contribute to Franchise Mortgage LLC all of its rights under the FLRT Servicing Contracts.

  Immediately prior to this Offering, Franchise Mortgage LLC will effectuate the Reorganization whereby it will merge into Franchise Mortgage Acceptance Company, a Delaware corporation which was incorporated in August 1997 for the purpose of succeeding to the business of Franchise Mortgage LLC. As a result of the Reorganization, ICII will own 66.7% and FLRT, Inc. will own 33.3%, respectively, of the outstanding shares of Common Stock of Franchise Mortgage Acceptance Company. Mr. Knyal currently beneficially owns 85% of the Common Stock of the Company held by FLRT, Inc.

  In connection with the LLC Termination Date, the Company will make the Final LLC Distribution currently estimated to be $3.0 million (this amount may increase depending on the level of Franchise Mortgage LLC's taxable income immediately prior to the completion of this Offering) to the members of Franchise Mortgage LLC. See "LLC Distributions" and Notes 3, 4 and 14 of Notes to Financial Statements.

  The accompanying statements of operations and cash flows for the six months ended June 30, 1995, and the year ended December 31, 1994, are those of the Company's predecessor when it was a division of Greenwich. Revenues and interest expense appearing on such statements of operations result from assets and debt of such division accounted for separately by Greenwich. Personnel and commission expense appearing on such statements of operations apply to the employees of such division, and such expense was also accounted for separately by Greenwich. All other expenses of such division were either directly assigned or allocated to the predecessor division by Greenwich based on either actual utilization or the number of such division's employees.

ACCOUNTING FOR GAIN ON SALE

  The gain on sale of loans in a securitization is computed as cash received from securitization plus the fair value of any retained interests held from a loan securitization less the book value of the loans sold (including par value of loans, plus or minus premiums, discounts and unearned loan fees) less any reserves required to be held by a securitization trust. The fair value of retained interests in loan securitizations is computed as the present value of the estimated cash flows associated with the retained interest, using an appropriate discount factor and prepayment and credit loss assumptions.

LOAN AND LEASE ORIGINATIONS

  The following table summarizes the Company's loan and lease originations for the six months ended June 30, 1997 and 1996 and the years ended December 31, 1996, 1995, 1994, 1993 and 1992.

                          SIX MONTHS ENDED                    YEAR ENDED
                              JUNE 30,                       DECEMBER 31,
                          ------------------  ----------------------------------------------
                            1997      1996      1996      1995      1994     1993     1992
                          --------  --------  --------  --------  --------  -------  -------
                                             (DOLLARS IN THOUSANDS)
Loan originations:
 Principal balance......  $285,370  $208,221  $456,981  $218,742  $109,166  $29,367  $26,101
 Number of loans........       391       281       546       310       172       65       57
 Average initial
  principal balance per
  loan..................  $    730  $    741  $    837  $    706  $    635  $   452  $   458
 Weighted average
  interest rate:
 Fixed rate loans.......     10.70%    10.17%    10.29%    10.12%    10.21%    9.48%   10.94%
 Variable rate loans....      9.60%     9.13%     9.34%     8.40%     8.13%     -- %     -- %
Equipment finance
 originations:
 Equipment finance
  balance...............  $ 15,247  $    140  $  1,486  $    --   $    --   $   --   $   --
 Number of financings...        82         1        10       --        --       --       --
 Average initial balance
  per financing ........  $    186  $    140  $    149  $    --   $    --   $   --   $   --
 Weighted average
  interest rate.........     12.08%    11.99%    12.14%      -- %      -- %     -- %     -- %
Total loan and lease
 originations...........  $300,617  $208,361  $458,467  $218,742  $109,166  $29,367  $26,101

RESULTS OF OPERATIONS

 Impact of Change in Tax Status

  Prior to the completion of this Offering, the Company qualified to be taxed as a partnership. As such, the Company was not responsible for federal or state income taxes. As a result of the change in tax status effective with the completion of this Offering, the Company will, in future periods, provide for all income taxes at statutory rates. These factors are estimated to result in an effective tax rate for periods subsequent to the Offering of approximately 42%. However, for the three-month period in which the Offering closes, the Company will record a one-time non-cash charge for the quarter ending December 31, 1997 and for the year ending December 31, 1997 for deferred income taxes based upon the change in the Company's status to a C Corporation. If such a charge were recorded at September 30, 1997, the amount would have been approximately $11.1 million. This amount is expected to increase through the closing date for this Offering. For further information see Notes 3, 4 and 14 of Notes to Financial Statements.

 Six Months Ended June 30, 1997 Compared to Six Months Ended June 30, 1996

  The following discussion relates to a comparison of the Company's results of operations for the six months ended June 30, 1997 compared to six months ended June 30, 1996; percentage increases in the line items discussed below for the six months ended June 30, 1997 compared to the six months ended June 30, 1996 are not expected to reach similar levels in future periods. Results of operations for the six months ended June 30, 1997 are not necessarily indicative of results to be expected for the year ended December 31, 1997, or a full year.

                                                      SIX MONTHS    SIX MONTHS
                                                         ENDED         ENDED
                                                     JUNE 30, 1997 JUNE 30, 1996
                                                     ------------- -------------
                                                           (IN THOUSANDS)
Revenues:
 Gain on sale of loans..............................    $19,808       $12,520
 Interest income....................................     10,767         1,257
 Interest expense...................................     (9,394)         (955)
                                                        -------       -------
   Net interest income..............................      1,373           302
 Loan servicing income..............................      1,376           649
 Other income.......................................        --             63
                                                        -------       -------
   Total revenues...................................     22,557        13,534
                                                        -------       -------
Expenses:
 Personnel and commission...........................      4,665         3,901
 Professional services..............................      1,176           602
 Travel.............................................        524           202
 Business promotion.................................        316           198
 Occupancy..........................................        277           122
 Goodwill amortization..............................        169           251
 General and administrative.........................      1,467           495
                                                        -------       -------
   Total expenses...................................      8,594         5,771
                                                        -------       -------
   Net income.......................................    $13,963       $ 7,763
                                                        =======       =======

  Total revenues increased 66.7% to $22.6 million for the six months ended June 30, 1997 from $13.5 million for the comparable period in 1996. During the same periods, the Company's total expenses increased 48.9% to $8.6 million from $5.8 million. As a result, the Company's net income increased 79.9% to $14.0 million for the six months ended June 30, 1997 as compared to $7.8 million for the comparable period in 1996.

  The increase in revenues was primarily attributable to a $7.3 million increase in gain on sale of loans. For the six months ended June 30, 1997, the Company sold approximately $158.6 million of loans in a securitization for a gain on sale of $18.8 million (of which $18.4 million was cash) as compared to $272.6 million of loans sold in two securitizations for a gain on sale of $12.5 million (of which $5.8 million was cash) for the six months ended June 30, 1996. The Company also recognized a gain on sale of $1.0 million in the six months ended June 30, 1997 from a whole loan sale of approximately $15.3 million. The increased gain on sale of loans was due to several factors, including the composition of loans in the securitization, the structure of the securitization, market conditions at the time of the securitization transaction and the fact that the Company was successful in selling all classes of securitization interests. There can be no assurance that the Company can recognize comparable gains on sale in any future period.

  Net interest income also contributed to the increase in revenues, increasing 354.6% to $1.4 million for the six months ended June 30, 1997 as compared to $0.3 million for the same period in 1996, primarily due to the significant increase in loans and leases held for sale which resulted from increased loan and lease originations.

  Additionally, loan servicing income increased 112.0% to $1.4 million for the six months ended June 30, 1997 as compared to $0.7 million for the same period in 1996. This was due to an increase in loans and leases serviced which resulted from the securitization of $325.1 million in loans from June 1996 through December 1996 with servicing rights retained by the Company.

  Total expenses increased 48.9% to $8.6 million for the six months ended June 30, 1997 as compared to $5.8 million for the same period of the prior year primarily due to infrastructure additions needed to fund increased loan and lease originations. Personnel expenses increased 19.6% to $4.7 million, professional services increased 95.3% to $1.2 million and general and administrative expenses increased 196.4% to $1.5 million for the six months ended June 30, 1997 as compared to the six months ended June 30, 1996.

 Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

  The following discussion relates to a comparison of the Company's results of operations for the year ended December 31, 1996, compared to the year ended December 31, 1995; percentage increases in the line items discussed below for the year ended December 31, 1996 compared to the year ended December 31, 1995 are not expected to reach similar levels in future years.

                                                                 PRO FORMA
                                             YEAR ENDED          YEAR ENDED
                                          DECEMBER 31, 1996 DECEMBER 31, 1995(1)
                                          ----------------- --------------------
                                                      (IN THOUSANDS)
Revenues:
 Gain on sale of loans...................     $ 18,671            $   --
 Interest income.........................       16,130              3,050
 Interest expense........................      (14,489)            (2,657)
                                              --------            -------
   Net interest income...................        1,641                393
 Loan servicing income...................        1,191                675
 Other income............................           63                --
                                              --------            -------
   Total revenues........................       21,566              1,068
                                              --------            -------
Expenses:
 Personnel and commission................        8,270              1,287
 Professional services...................        1,093                583
 Travel..................................          614                337
 Business promotion......................          450                158
 Occupancy...............................          310                149
 Goodwill amortization...................          411                146
 General and administrative..............        1,094                978
                                              --------            -------
   Total expenses........................       12,242              3,638
                                              --------            -------
   Net income (loss).....................     $  9,324            $(2,570)
                                              ========            =======

--------
(1) The statement of operations for the six months ended December 31, 1995 and the predecessor statement of operations for the six months ended June 30, 1995 have been combined to show a 12 month period for the purpose of comparing to the year ended December 31, 1996.

  Total revenues increased 1,919.3% to $21.6 million for the year ended December 31, 1996 from $1.1 million for the year ended December 31, 1995. For the same years, the Company's total expenses increased 236.5% to $12.2 million from $3.6 million. As a result, the Company's net income increased to $9.3 million for the year ended December 31, 1996 as compared to a loss of $2.6 million for 1995.

  The $20.5 million increase in revenues for the year ended December 31, 1996 was primarily attributable to the sale of approximately $430.3 million of loans in securitizations, resulting in an $18.7 million gain on sale (of which $11.9 million was cash). The Company securitized $105.2 million of loans for the six months ended December 31, 1995; however, for accounting purposes, the transaction was precluded from sale treatment until the first quarter of 1996 at which time the retained interests were sold to an affiliate of ICII.

  Net interest income also contributed to the increase in revenues, increasing 317.6% to $1.6 million for the year ended December 31, 1996 as compared to $0.4 million for the year ended December 31, 1995, due to the significant increase in loans and leases held for sale which primarily resulted from a 108.9% increase in loan originations to $457.0 million in 1996 as compared to $218.7 million in 1995.

  Additionally, loan servicing income increased 76.4% to $1.2 million for the year ended December 31, 1996 from $0.7 million for the year ended December 31, 1995. This was due to the increase in loans serviced which resulted from the securitization of $167.4 million in loans in June 1996 and $105.2 million in loans in 1995, with servicing rights retained by the Company.

  The 236.5% increase in total expenses to $12.2 million for the year ended December 31, 1996 compared to $3.6 million for the year ended December 31, 1995 primarily resulted from the growth in operations of the Company due to the dramatic increase in loan originations. Personnel expenses increased $7.0 million or 542.6%, professional services increased $0.5 million or 87.5% and travel and business promotion expenses increased $0.6 million or 114.9% for the year ended December 31, 1996 as compared to the year ended December 31, 1995.

 Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

                                               PRO FORMA
                                               YEAR ENDED         YEAR ENDED
                                          DECEMBER 31, 1995(1) DECEMBER 31, 1994
                                          -------------------- -----------------
                                                      (IN THOUSANDS)
Revenue:
 Gain on sale of loans...................       $   --              $4,052
 Interest income.........................         3,050              1,445
 Interest expense........................        (2,657)            (1,408)
                                                -------             ------
   Net interest income...................           393                 37
 Loan servicing income...................           675                306
 Other income............................           --                  68
                                                -------             ------
   Total revenue.........................         1,068              4,463
                                                -------             ------
Expense:
 Personnel and commission................         1,287              1,723
 Professional services...................           583              1,057
 Travel..................................           337                340
 Business promotion......................           158                170
 Occupancy...............................           149                 97
 Goodwill amortization...................           146                 --
 General and administrative..............           978              1,804
                                                -------             ------
   Total expense.........................         3,638              5,191
                                                -------             ------
   Net loss..............................       $(2,570)            $ (728)
                                                =======             ======

--------
(1) The statement of operations for the six months ended December 31, 1995 and the predecessor statement of operations for the six months ended June 30, 1995 have been combined to show a 12 month period for the purpose of comparing to the year ended December 31, 1994.

  Total revenues decreased 76.1% to $1.1 million for the year ended December 31, 1995 from $4.5 million for the comparable period in 1994. Over this period, the Company's total expenses decreased 29.9% to $3.6 million from $5.2 million. As a result, the Company's net loss increased by $1.8 million to $2.6 million.

  Revenue decreased $3.4 million from 1994 to 1995 largely as a result of a $4.1 million decline in gain on sale of loans. In December 1995, the Company securitized and sold $105.2 million in loans. The related gain on this sale of $4.5 million was deferred for accounting purposes until the first quarter of 1996. Additionally, $44.6 million of loans originated by the Company during 1995 were retained by Greenwich at the time ICII acquired the FMAC Division assets from Greenwich. Greenwich securitized and sold such loans in October 1995. Accordingly, the gain on such sale recognized by Greenwich has not been included in the Company's 1995 revenues since such loans were not owned by the Company at the time of sale.

  Offsetting the decrease in gain on sale of loans was an increase in net interest income of 962.2% to $0.4 million for the year ended December 31, 1995 as compared to $37,000 for the year ended December 31, 1994, primarily due to the increase in loans held for sale which resulted from a 100.4% increase in loan originations to $218.7 million in 1995 as compared to $109.2 million in 1994.

  Also offsetting the decrease in gain on sale of loans was an increase in loan servicing income of 120.6% to $0.7 million for the year ended December 31, 1995 as compared to $0.3 million for 1994.

  The 29.9% decrease in total expenses to $3.6 million for the year ended December 31, 1995 compared to $5.2 million for the year ended December 31, 1994 primarily resulted from the reduction of parent company allocated expenses for Franchise Mortgage LLC as compared to its predecessor.

LIQUIDITY AND CAPITAL RESOURCES

  The Company requires access to short-term warehouse lines of credit and repurchase facilities in order to fund loan and lease originations pending sale or securitization of such loans and leases. At June 30, 1997, the Company had the following warehouse lines of credit and repurchase facilities, each of which was guaranteed by ICII:

                                                                           INTEREST COMMITMENT  PRINCIPAL
      LENDER          EXPIRATION DATE                 INDEX                  RATE     AMOUNT   OUTSTANDING
      ------          ---------------                 -----                -------- ---------- -----------
                                                                                    (DOLLARS IN THOUSANDS)
Credit Suisse First
 Boston              December 31, 1998  Libor plus 160 to 235 basis points   7.29%   $300,000   $167,447
Banco Santander      June 1, 1998       Libor plus 160 basis points          7.29%     50,000     16,465
Sanwa Bank(1)        September 30, 1997 Eurodollar plus 200 basis points     7.50%     15,000     12,010
                                                                                     --------   --------
    Total.........................................................................   $365,000   $195,922
                                                                                     ========   ========

--------

(1) In October 1997, the expiration date of this facility was extended to June 30, 1998, the index was reduced to Eurodollars plus 160 basis points and the commitment amount was increased to $25 million.

  In October 1997, the Company finalized a warehouse line of credit with Morgan Stanley for a commitment amount of $200 million, bearing interest at rates ranging from Libor plus 95 to 155 basis points, depending upon the loan product type. This warehouse line of credit is expected to provide additional financing for the Company's continued growth in loan and lease originations and it is not guaranteed by ICII.

  The Company also has a master purchase and sale agreement with Southern Pacific Thrift and Loan Association, a wholly owned subsidiary of ICII ("SPTL") to originate loans for SPTL under mutual agreement, and subject to SPTL underwriting each such loan prior to sale of such loans. Under this agreement, the Company also has the ability to repurchase loans, under mutual agreement with SPTL. There is no specified commitment by either party, and each individual sale is negotiated separately as to pricing. This agreement has no expiration date. At June 30, 1997, loans originated for SPTL (and not repurchased), totaled approximately $104.3 million. The Company does not expect to originate a significant volume of loans for SPTL under this arrangement in the future.

  The Company's sources of operating cash flow include: (i) loan origination income and fees; (ii) net interest income on loans held for sale; (iii) cash servicing income; (iv) premiums obtained in sales of whole loans and (v) cash proceeds from loan securitization. Cash from loan origination fees, net interest income on loans held for sale and loan servicing fees, as well as available borrowings generally provide adequate liquidity to fund current operating expenses, excluding the difference between the amount funded on loans originated and the amount advanced under the Company's current warehouse facilities (the "haircut").

  Prior to the Reorganization, the Company's excess liquidity needs were funded by ICII. Excess liquidity needs of the Company have primarily included the haircut on loan originations and investments in certain equity ownership interests. The Company has no significant debt service obligations, lease payments or capital expenditures which are not covered by normal operating income. The interest rate on borrowings from ICII was fixed at 12% annually. At June 30, 1997, the outstanding balance was $10.0 million. The Company will make the Final LLC Distribution currently estimated to be $3.0 million (this amount may increase depending on the level of Franchise Mortgage LLC's taxable income immediately prior to the completion of this Offering) immediately prior to the completion of this Offering. The Final LLC Distribution will be funded with a short term loan from ICII. The Company expects to repay outstanding borrowings from ICII, including amounts to fund the Final LLC Distribution, with a portion of the net proceeds of the Offering, see "Use of Proceeds."

  The Company's whole loan sales and loan securitizations generally result in significant amounts of cash. Prior to the Reorganization, the excess cash flow from these transactions was used to repay borrowings from ICII.

  For a description of the Company's securitization activities, see "Business--Financing--Securitizations and Whole Loan Sales."

  For the six months ended June 30, 1997, net cash provided by operating activities was $17.1 million. This excludes cash used in net loan originations of $109.3 million, which was attributable to the Company's increased loan origination volume. For the year ended December 31, 1996, net cash provided by operating activities was $5.1 million, exclusive of cash provided by net loan origination activity of $82.3 million.

  For the six months ended June 30, 1997, net cash provided by investing activities was $35.8 million, which was primarily attributable to the sale of securities relating to the restructuring of the Company's 1991A securitization. For the year ended December 31, 1996, net cash used in investing activities was $49.9 million, which was primarily attributable to the purchase of securities related to the restructuring of the Company's 1991A securitization.

  For the six months ended June 30, 1997, net cash provided by financing activities was $56.6 million, which was primarily attributable to increased amounts of warehouse line borrowings resulting from increased loan originations during the period, offset by a $6.3 million LLC distribution to its members. For the year ended December 31, 1996, net cash used in financing activities was $37.3 million, which was primarily attributable to the repayment of bonds relating to the restructuring of the Company's 1991A securitization, offset by $73.3 million in cash provided through borrowings from ICII and warehouse lines of credit and repurchase facilities.

  The Company anticipates that the net proceeds from the Offering, together with cash generated from operations and funds available under its credit facilities, will be sufficient to fund its operations for at least the next 12 months if the Company's future operations are consistent with management's expectations.

INFLATION

  The Financial Statements and Notes thereto presented herein have been prepared in accordance with GAAP, which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased costs of the Company's operations. Unlike industrial companies, nearly all of the assets and liabilities of the Company's operations are monetary in nature. As a result, interest rates have a greater impact on the Company's operations' performance than do the effects of general levels of inflation. Inflation affects the Company's operations primarily through its effect on interest rates, since interest rates normally increase during periods of high inflation and decrease during periods of low inflation. During periods of significantly increasing interest rates, demand for loans may be adversely affected.

TAX CONSIDERATIONS

  As a result of terminating its LLC status upon completion of this Offering, the Company will be required to record deferred income taxes, which relate primarily to timing differences between financial and income tax reporting of gain on sale of loans that were attributable to the periods in which it qualified to be taxed as a partnership. The recording of such deferred income taxes will result in a one-time non-cash charge against earnings as an additional income tax provision equal to the amount of the deferred income tax liability. The change by the Company from an LLC to a C Corporation is expected to have a significant adverse impact on the Company's reported net income for the quarter ending December 31, 1997 and the year ending December 31, 1997. As of June 30, 1997, the amount of the Company's deferred income taxes to be recorded would have been approximately $7.0 million although management believes that such amount will increase through the closing date of this Offering. See Notes 3, 4 and 14 of Notes to Financial Statements.

ACCOUNTING CONSIDERATIONS

  The Company adopted a new accounting standard on January 1, 1997, and will adopt additional accounting and disclosure standards on either December 31, 1997, or January 1, 1998. For a description of these standards and the effect, if any, adoption has had or will have on the Company's financial statements, see Note 4 of Notes to Financial Statements.

                                   BUSINESS

  The following Business section contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

GENERAL

  The Company is a specialty commercial finance company engaged in the business of originating and servicing loans and equipment leases to small businesses, with a primary focus on established national and regional franchise concepts. Since commencing business in 1991, the Company believes it has become a leading lender to national and regional quick service restaurant ("QSR") franchisees, and the Company has developed a growing presence in the casual dining sector. More recently, the Company has expanded its focus to include retail energy licensees (service stations, convenience stores, truck stops, car washes and quick lube businesses) and golf operating businesses (golf courses and golf practice facilities). The Company originates long-term fixed and variable rate loan and lease products and sells such loans and leases either through securitizations or whole loan sales to institutional purchasers on a servicing retained basis. The Company believes that its loan and lease products are attractive investments to institutional investors because of the credit profile of its Borrowers, relatively long loan and lease terms, call protection through prepayment penalties and appropriate risk-adjusted yields. The Company also periodically makes equity investments or receives contingent equity compensation as part of its core lending and leasing business. The Company originated loans and leases through 11 marketing offices in nine states at June 30, 1997. From the Company's inception through June 30, 1997, it funded over $1.2 billion in loans and leases and at June 30, 1997, had a servicing portfolio of $1.1 billion. The Company's loan and lease originations grew to $458.5 million in 1996 from $218.7 million in 1995 and to $300.6 million for the six month period ended June 30, 1997 from $208.4 million for the comparable period in 1996. At June 30, 1997, the Company's average initial loan balance was $730,000 and the percentage of its loans and leases that were 90 days or more delinquent was 0.1%.

  The Company's focus is to provide funding to industries that have been historically underserved by banks and other traditional sources of financing. This focus requires the Company to develop specific industry expertise in the sectors which it serves in order to provide individualized financial solutions for its Borrowers. The Company believes that its industry expertise and proprietary databases, combined with its responsiveness to Borrowers, flexibility in structuring transactions and broad product offerings give it a competitive advantage over more traditional, highly regulated small business lenders. The Company's Borrowers are generally small business operators, most of whom are independent, multi-unit franchisees, with proven operating experience and a history of generating positive operating cash flows. The Company relies primarily upon its assessment of enterprise value, based in part on independent third party valuations, and historical operating cash flows to make credit determinations, as opposed to relying solely on the value of real estate and other collateral.

HISTORY

  In 1991, the Company began making loans to franchisees of Taco Bell Corp. In 1992 and 1993, other national QSR concepts, such as Burger King, Wendy's, Pizza Hut, KFC and Hardee's, were approved. The Company's principal loan products at that time were fixed rate, 15-year, fully amortizing loans. In 1995, the Company began making loans to casual dining concepts such as TGI Friday's, Applebee's and Denny's and offering its Borrowers adjustable rate loans. Also in 1995, the Company began offering development and construction ("DEVCO") loans to its more experienced Borrowers to fund the development and construction or acquisition of new business units or the conversion of existing business units into a different franchise concept. In 1996, the Company expanded its approved concepts to include strong regional restaurants such as Carl's, Jr., Church's Chicken and Golden Corral and launched its Golf Finance Group to provide financing to owners and operators of golf courses and golf practice facilities. The Equipment Finance Group also commenced activities in 1996 to provide equipment loans and leases to the sectors which the Company serves. In February 1997, the Company created its Retail Energy Finance Group to make loans to businesses that distribute retail petroleum products.

BUSINESS STRATEGY

  The Company's goal is to become a leading national small business lender in each of its target markets. The Company's growth and operating strategy is based on the following key elements:

  Growth in Existing Sectors. The Company plans to replicate its success in the restaurant sector in other business sectors that it has entered more recently, such as retail energy and golf, through focused product development, customer service and support. The Company forms specialized teams for each sector to assess customer needs, generate customer loyalty and enhance service and support. Management believes that its industry leadership position, relationships with major Borrowers, franchisors and vendors, and expertise within sectors will assist the Company in increasing its market share.

  Controlled Expansion into New Sectors. Management believes that substantial opportunities exist to extend the Company's expertise into other business sectors. The Company believes that its experience in lending to restaurant franchisees has allowed it to develop a template for efficiently originating and servicing loans and leases in other industry sectors. The Company's philosophy is to provide complete business solutions to identified industries by developing strategies and financial products which are based on industry characteristics and each Borrower's specific needs. The Company carefully reviews industry data, seeking business sectors with a combination of large funding requirements, proven cash flow generating capabilities, standardized operations, a scarcity of long-term, fixed rate funding sources and characteristics attractive to secondary market investors.

  Maintenance of Credit Quality. The Company's delinquency and loss experience has been extremely low, due in part to lending to experienced operators, its detailed industry knowledge, active oversight of its existing servicing portfolio, strict underwriting criteria and the Company's ability to locate qualified replacement Franchisees/Borrowers to assume delinquent loans. At June 30, 1997, the Company had only two loans, representing 0.1% of all loans and leases held in the Company's servicing portfolio as of such date, 90 days or more delinquent and, from its inception in April 1991 through June 30, 1997 had experienced no net charge offs.

  Efficient Secondary Market Execution. The Company is committed to maintaining effective secondary market execution on loans and leases that it originates and sells. The Company believes that the favorable execution it has experienced to date is primarily the result of the attractive terms and the credit quality of the loans and leases that it originates. Of the $37.5 million in gain on sale from securitizations recognized by the Company since January 1, 1996, $30.3 million was comprised of cash received by the Company at the time of securitization and not the present value of anticipated cash flows on retained interests. As a result, the Company has reduced its exposure to the risks associated with holding large amounts of such retained interests on its balance sheet. From the beginning of 1996 through June 30, 1997, the Company completed three securitizations and a whole loan sale totaling $483.6 million and $15.3 million, respectively. In all such transactions, the Company has retained the right to service the sold or securitized loans.

  Diversification of Revenue Sources. Management is committed to developing a diversified revenue base to reduce revenue volatility and enhance profitability. The Company continually monitors and adjusts its loan and lease products and securitization structures to improve the stability of its cash flows. Revenue sources include loan and lease origination points and fees, interest income earned prior to the sale of the loans and leases, whole loan and lease sale profits, securitization profits, loan and lease servicing fees and equity investment returns.

INDUSTRY BACKGROUND

 Franchising

  A franchise is a business operating pursuant to a franchise agreement under which the franchisee undertakes to conduct a business or sell a product or service in accordance with methods and procedures prescribed by a franchisor and the franchisor undertakes to assist the franchisee through advertising, promotion and other advisory services. Although the term franchise is typically associated with fast food restaurants, a multitude of franchise businesses exist, offering a variety of products and services such as hotels and motels, automotive parts, and cleaning services. Most franchise concepts offer franchisees training and diverse levels of ongoing support and oversight. Business format franchisees provide franchisees with a comprehensive operating system, whereas product distribution arrangements primarily license a trademark and/or logo. According to the International Franchise Association, franchises comprise one out of every 12 businesses in the United States. The Franchise Trade Association has estimated that by the year 2000 over 50% of retail sales, or approximately $1 trillion, will be generated by franchises.

 The Food Service Sector

  According to the Chain Store Guide (the "Guide"), using National Restaurant Association (the "NRA") data, in 1996 the food service industry employed more than nine million people and had estimated sales of $307.6 billion. According to the Guide, full service restaurants, QSRs, commercial cafeterias, social caterers and ice-cream and frozen yogurt stands ("Eating Places") represented an estimated $207.8 billion, or 67.6%, of such food service sales in 1996 and are expected to grow by 4.5% to $217.2 billion in 1997. The QSR segment of Eating Places are those restaurants that offer fast food or take-out, without table service. Most QSR establishments offer food products that lend themselves to quick service, such as pizza, chicken, hamburgers and similar food items. Full service restaurants typically represent casual and fine dining restaurants that accept major credit cards, offer table service and provide full liquor service. The QSR segment represented an estimated
$98.4 billion, or 47.3%, of all Eating Places sales in 1996, and is expected to grow by 5.2% to $103.5 billion in 1997. The full service segment represented an estimated $100.3 billion, or 48.2%, of all Eating Places sales in 1996, and is expected to grow by 4.1% to $104.4 billion in 1997.

  Development and maturation of the QSR segment of the food service industry has led to a consolidation of restaurant operators. Increased competition has decreased profit margins which has contributed to the emergence of increasingly large and professionally managed restaurant operating companies. Large operators typically have greater economies of scale and better management systems which allow them to compete more effectively. As size and diversification become increasingly important, many franchise restaurant operators are becoming affiliated with multiple restaurant systems. The Company believes that the maturation of the fast food segment is likely to result in greater stability for this industry segment. Chain restaurant consolidation has also created lending opportunities for the Company arising from the demand by restaurant operators for acquisition financing.

 The Retail Energy Sector

  The United States retail petroleum sector is composed of service stations, convenience stores, and other related retail establishments which provide branded and independent fuel for motor vehicle consumption. According to the National Petroleum News ("NPN"), retail petroleum sector sales for the year ended December 31, 1995 approximated $300 billion or 4% of gross domestic product. According to NPN's latest count, the service station sector included approximately 188,000 units. The Company believes that these units are generally well located as a result of the early origins of these units relative to convenience stores and other retail merchants. According to NPN, at December 31, 1996, there were approximately 94,000 domestic convenience stores of which approximately 73% distributed fuel. According to the NPN, convenience store industry sales grew 5.4% in 1996 as gasoline volume, fast food sales and merchandise sales per customer increased due to retailers' focus on customer service needs. According to the NPN, gasoline demand grew 1.8% in 1996 to 123.2 billion gallons and is projected to increase 1.5% in 1997. The strength in demand reflects United States economic growth, the relaxation of speed limits, the increase in the total United States vehicle fuel consumption and the growing popularity of sport utility vehicles and minivans.

  The Company believes the retail energy sector is currently underserved by traditional lenders. Increasing sales and profit margins for gasoline retailers, the perceived diminished risk of lender liability for environmental clean-up costs and heightened profitability in multi-profit service stations/convenience store combinations should increase demand for financing. In addition, the Company believes that service station consolidation has also created lending opportunities arising out of the demand for acquisition financing.

 The Golf Sector

  According to The National Golf Foundation ("NGF"), golf course development activity reached an eight year high in 1995. In 1995, 468 new golf courses opened representing the largest number of initial course openings in one year. Also, according to NGF, golf course construction set a record during 1995 with 850 courses under construction, 442 of which were completed in 1996. Additionally, the NGF believes that, there were 808 courses in the planning stages in 1996. Of the courses under construction in 1996, as many as 450 courses were scheduled to open in 1997. NGF defines a golf facility as a facility with at least one nine-hole course and that may include different types of courses, such as regulation-length courses, executive-length courses, and par-3 length courses. In 1996, there were a total of 30,044 golf facilities in the United States including 15,703 golf courses of which 70% were classified as public access.

  In the United States, golf courses handled approximately 477 million rounds in 1996. The number of rounds played has increased by 6.5% since 1975. Currently, 26% of golfers are over 50 years of age, with 48% between the ages of 18 and 39. NGF statistics show that golfers in their 50's play three times as much as golfers between the ages of 18 and 39. The number of rounds played should significantly increase as the baby-boomer segment of the population heads toward retirement age. In addition, for the past 10 years, the game has added approximately two million beginners a year, with the 18-29 age group producing the largest single sub-segment.

  The Company believes that the golf sector has the following similar characteristics to other sectors that the Company currently lends to: positive cash flow from operations, golf course and facility ownership is broad and diverse geographically, and the industry is underserved by traditional lenders. Increased golf usage has driven demand for loans for renovation and construction, while increased dollars spent at golf courses has driven demand for loans for golf course and facilities acquisitions.

LOAN ORIGINATIONS

 Type of Loan Products

  The Company offers permanent loans, DEVCO loans (including acquisition loans) and equipment loans and leases to those sectors in which it operates.

  Permanent loans. Substantially all of the Company's permanent loans are self-amortizing long-term fixed or adjustable rate loans provided for purposes other than development and construction of business units. Permanent loans have a maximum term and amortization of up to 15 years. Fixed rate loans are tied to the U.S. Treasury rates plus a spread while adjustable rate loans are tied to the London interbank offered rate ("LIBOR") plus a spread and generally reprice on a monthly basis. As a cash flow lender, the Company maintains flexibility to tailor a loan program to fit the specific needs of its Borrowers. The terms of the loans vary in part based on the collateral pledged.

  The Company focuses on the cash flow of the subject business, the continuing ability of the Borrower to operate the business unit in a cash positive manner and the Borrower's ability to repay the loan since neither the real property mortgage nor the franchise or license agreement is generally assignable to secure the loan. In determining enterprise value, in addition to a Borrower's credit profile, the Company focuses on the following factors:

  . Business Profitability. The Company seeks to lend to Borrowers whose subject business operations provide adequate cash flow to support loan payments.

  . Strength of Business Concept. The Company emphasizes loans to Borrowers whose subject business has significant national or regional market penetration.

  . Operating Experience. The Company emphasizes loans to Borrowers having ownership of multiple business units with strong industry backgrounds.

  . Site Considerations. The Company focuses on a business' location, physical condition and environmental characteristics.

    Location. The Company lends to Borrowers with business units located in high traffic areas that it believes exhibit strong retail property fundamentals.

    Physical Condition. The Company loans to Borrowers investing in well-maintained existing properties or in newly constructed properties. Each group uses third party appraisal professionals who conduct physical site inspections of each subject property.

    Environmental. The Company engages outside professionals to independently conduct Phase I environmental assessments for new financings. Phase II environmental assessment reports are also prepared, if recommended by the Phase I assessments. The Company will not finance a business if a Phase II report indicates significant environmental concerns.

  . Collateral. Loans are partially secured by taking a first lien on all available furniture, fixtures and equipment. Where the available collateral includes a building on a ground lease, the Company requires an assignment of the lease in addition to a security interest on the building and on the furniture, fixtures and equipment. If the collateral includes owned real estate, the Company also obtains a first mortgage on the property. Borrowers with additional collateral are generally afforded better credit terms. Depending on the collateral provided, loan to value ratios, up front fees and interest rates are adjusted to properly reflect credit risk.

  Development and Construction Loans. DEVCO loans are offered to fund the development and construction or acquisition of new business units or the conversion of existing business units into a different franchise concept. DEVCO loans are an interest-only short-term product. Fixed rate DEVCO loans are tied to U.S. Treasury rates, while adjustable rate DEVCO loans are tied to LIBOR. The loans generally include up front points and exit fees.

  DEVCO loans generally have an 18 month maturity which is comprised of two terms. The Borrower must receive a Certificate of Occupancy ("CO") within 12 months of the date of the loan. If a CO is received, the term of the loan is extended for six months to complete the construction or acquisition phase. If a CO is not received after 12 months, the loan is called. After 18 months the Borrower can apply for a permanent loan which will be re-underwritten.

  The Company believes that DEVCO loans create a pipeline for the Company's permanent loans. As a result of fee incentives built into the DEVCO products, Borrowers generally look to convert into permanent loans on the maturity date. DEVCO loans are secured by the real property mortgage or leasehold interest as well as all available furniture, fixtures and equipment.

  When used as a construction or development loan, a DEVCO loan provides a seasoning period to allow the Borrower to construct a business unit before converting to a permanent loan. When used as an acquisition or conversion loan, the interest only period of a DEVCO loan gives the Borrower the opportunity to improve business unit performance and achieve a higher cash flow before locking into long-term financing.

  Equipment Loans and Leases. The Company provides equipment financing to experienced owners and operators in those sectors in which the Company operates. Equipment loans are fixed rate products tied to U.S. Treasury rates. These loans have a maximum term of up to 10 years. In addition, the Company offers standard equipment leases. Substantially all of the leases originated by the Company are "direct financing" leases in that they transfer substantially all of the benefits and risks of equipment ownership to the lessee. Because the Company's leases are classified as direct financing leases, the Company records total estimated unguaranteed residual value and initial direct costs as the gross investment in the lease. The difference between the gross investment in the lease and the cost of the leased equipment is defined as "unearned income." Interest income is recognized over the term of the lease by amortizing the unearned income and deferred initial direct costs using the interest method.

 Lending Groups

  The Company's focus at inception was to provide secured financing to franchisees of Taco Bell Corp. After establishing an infrastructure and credit expertise, the Company began expanding its QSR concepts, loaning to casual dining concepts and moving into other related lending sectors such as retail energy, golf and equipment finance. The Company carefully reviews industry data seeking sectors with a combination of large capital requirements, proven cash flow generating capabilities, standardized operations, a scarcity of long term funding sources and characteristics attractive to secondary market investors. This business formula provides the template to identify, test and determine the potential value of entering into new sectors.

  The Company's lending groups currently include Restaurant Finance, Retail Energy Finance, Golf Finance and Equipment Finance. Each of these groups includes a core group of professionals who are experts in the sector and can target selected Borrowers in such sector. See "Risk Factors--Concentration on Restaurant, Retail Energy and Golf Sectors May Expose the Company to Concept Failures, Industry Cycles, Environmental Liabilities and Other Industry Specific Risks."

  Restaurant Finance Group. The Restaurant Finance Group was organized in 1991 and originally focused on providing loans to national and regional franchise concepts such as Taco Bell, Burger King, Hardee's, KFC, Wendy's and Pizza Hut. In 1995, the Company began making loans to casual dining concepts such as TGIF, Applebee's, and Denny's and other successful casual dining concepts. In 1996, the Company expanded the approved concepts to include strong regional restaurants such as Carl's, Jr., Church's Chicken and Golden Corral. As of June 30, 1997, the Restaurant Finance Group originated loans through a network of eight offices in seven states. For the six month period ended June 30, 1997 this group originated $252.0 million of restaurant loans, including loans to Borrowers that represent franchise concepts such as Taco Bell, Burger King, KFC and Wendy's. From the date of its formation through September 30, 1997, the Restaurant Finance Group provided approximately $1.2 billion in financing.

  The Restaurant Finance Group, which is headquartered in Denver, Colorado, includes marketing, processing, underwriting, credit, closing and administrative professionals with extensive experience in QSR and casual dining restaurant finance. The marketing professionals generate loans on a national basis which are processed and underwritten at the Company's headquarters or in one of the Company's five regional offices located in Greenwich, Atlanta, Dallas, Newport Beach and Los Angeles. Credit committee approval is obtained in these regional offices unless the transaction exceeds regional credit authority in which case approval must be obtained from the Company's Senior Credit Committee. See "--Underwriting."

  Franchisees utilize restaurant loans for a variety of purposes, including the acquisition, development and construction of new franchise units, to refinance existing franchise debt, to provide business expansion and remodeling proceeds and for working capital. Loans offered are fixed and adjustable loans typically ranging in size from $200,000 to $1.2 million with terms of up to 15 years. Generally, the Company's restaurant finance borrowers own three or more units, have three or more years of ownership in the concept, or have an equivalent ownership tenure in a different major fast food or casual dining concept.

  The following table sets forth the Company's QSR and casual dining loan originations for the periods indicated by franchise concept.

                        SIX MONTHS ENDED JUNE 30, 1997    YEAR ENDED DECEMBER 31, 1996     YEAR ENDED DECEMBER 31, 1995
                       -------------------------------- -------------------------------- --------------------------------
                         NUMBER   PRINCIPAL     % OF      NUMBER   PRINCIPAL     % OF      NUMBER   PRINCIPAL     % OF
                        OF LOANS    AMOUNT     TOTAL     OF LOANS    AMOUNT     TOTAL     OF LOANS    AMOUNT     TOTAL
                       ORIGINATED ORIGINATED ORIGINATED ORIGINATED ORIGINATED ORIGINATED ORIGINATED ORIGINATED ORIGINATED
                       ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
                                                             (DOLLARS IN THOUSANDS)
QSRs:
 Taco Bell...........     111      $102,314     40.6%      228      $163,011     37.7%       54      $ 44,614     20.4%
 Burger King.........      36        33,586     13.3       112       111,443     25.8        92        61,329     28.0
 Church's Chicken....      86        29,374     11.7       --            --       --        --            --       --
 Wendy's.............      32        22,622      9.0        42        35,639      8.2        26        18,319      8.4
 KFC.................      41        18,447      7.3        22        14,511      3.4        59        30,400     13.9
 Hardee's............     --            --       --         57        40,586      9.4        40        34,964     16.0
 Other QSR...........      23        13,422      5.3        43        22,267      5.1       --            --       --
                          ---      --------    -----       ---      --------    -----       ---      --------    -----
 Total QSR...........     329       219,765     87.2       504       387,457     89.6       271       189,626     86.7
Casual Dining:
 Applebee's..........      11        14,528      5.8       --            --       --        --            --       --
 Golden Corral.......       4         6,232      2.5         5        14,450      3.3       --            --       --
 TGI Friday's........       6         5,110      2.0         3         7,870      1.8         1         2,550      1.2
 Pizza Hut...........     --            --       --         16         8,093      1.9        38        26,566     12.1
 Other Casual
  Dining.............       8         6,385      2.5        11        13,220      3.1       --            --       --
                          ---      --------    -----       ---      --------    -----       ---      --------    -----
 Total Casual
  Dining.............      29        32,255     12.8        35        43,633     10.1        39        29,116     13.3
Other Restaurant.....     --            --       --          2         1,440      0.3       --            --       --
                          ---      --------    -----       ---      --------    -----       ---      --------    -----
 Total...............     358      $252,020    100.0%      541      $432,530    100.0%      310      $218,742    100.0%
                          ===      ========    =====       ===      ========    =====       ===      ========    =====

  Retail Energy Finance Group. The Retail Energy Finance Group was organized in February 1997 to provide loans to national and regional businesses that distribute retail petroleum products such as service stations, convenience stores, truck stops, car washes and quick lube stores. Customers to date have included major national operators of retail petroleum businesses as well as major national chains such as Texaco, Chevron and Arco who seek to develop a sponsored loan program for their dealers and sellers. As of June 30, 1997, the Retail Energy Finance Group originated loans through a network of seven offices in five states. For the six months ended June 30, 1997, this group originated $23.5 million of energy loans including loans to Borrowers that represent petroleum companies such as Texaco, Shell, BP and Exxon. From the date of its formation through September 30, 1997, the Energy Finance Group provided approximately $94.4 million in financing.

  The Retail Energy Finance Group, which is headquartered in Morristown, New Jersey, consists of 32 financial professionals and includes personnel similar to the Restaurant Finance Group as well as industry professionals hired from major oil companies and energy related commercial lending roles who evaluate each customer's specific needs and suggest personalized financial solutions. Similar to the Restaurant Finance Group, energy loans are originated on a national basis and underwritten at the Company's headquarters or in one of five regional offices.

  Retail energy business operators use loans for existing station acquisitions, the purchase of real estate associated with currently leased facilities, funding for replacement or upgrading of underground storage tanks and development to transform a gasoline station/convenience store into a multi-profit center facility which may include a car wash, quick lube shop, co-branded fast food express unit or slot machines in states such as Nevada where gaming is permitted. Generally, the Company's Borrowers include business owners with five to 50 established locations. Loans typically range in size from $500,000 to $2.5 million. These loans are fixed and adjustable rate loans having a term of up to 20 years. The Company requires Borrowers to provide at least one additional revenue source aside from gasoline sales, such as a car wash or fast food, convenience items or quick lube center in order to diversify the revenue stream.

  Golf Finance Group. The Golf Finance Group is part of the Company's Diversified Products Group, which focuses on potential expansion into other sectors which are not related to the restaurant or retail energy sectors. The Golf Finance Group was organized in 1996 to provide loans to experienced owners and operators of golf courses and golf facilities, such as driving ranges and practice facilities. For the six months ended June 30, 1997, this group originated $9.9 million of golf loans.

  The Golf Finance Group includes professionals with extensive commercial lending experience. The loan origination process is conducted by experienced golf facility lenders who solicit qualified owners nationwide. The group is supported by loan processing, underwriting and closing departments which work with Borrowers throughout the process. The Golf Finance Group operates out of four offices in four states.

  Loans are used for a variety of purposes, including debt refinance, golf course or facility acquisitions, expansions, renovations and improvements, purchase of new equipment, new golf course or facility development, purchase of underlying real estate and working capital. Loans typically range in size from $1.0 million to $5.0 million with a maximum term of up to 20 years. Since the Company generally lends against existing cash flow, all non-acquisition golf courses and facilities must have a minimum operating history of 12 months under ownership by the Borrower.

  Equipment Finance Group. The Equipment Finance Group was organized in 1996 to provide equipment financing to experienced owners and operators in those sectors in which the Company operates. For the six months ended June 30, 1997 the group originated $15.2 million of equipment loans and leases.

  Equipment loans and leases are originated either through the Company's direct sales or telemarketing groups, third party originators or in connection with loans offered in each sector in which the Company operates. The Company's equipment loans and leases typically range in size from $200,000 to $400,000. The Company believes the activities of this group complement those of groups in its other sectors and provides a more complete financing solution for its Borrowers.

  Other Activities. The Diversified Products Group focuses on potential expansion into other sectors which are not related to the Restaurant Finance or Retail Energy Finance Groups such as golf finance, funeral service finance and other areas which the Company believes could be served by its financing activities. The Company recently commenced initial marketing efforts in the funeral service finance area.

  The following table sets forth the Company's loan and lease origination activity by sector for the periods indicated:

                               SIX MONTH PERIOD ENDED JUNE 30, 1997            YEAR ENDED DECEMBER 31, 1996
                            ------------------------------------------- -------------------------------------------
                                         WEIGHTED               % OF                 WEIGHTED               % OF
                                         AVERAGE  PRINCIPAL  PRINCIPAL               AVERAGE  PRINCIPAL  PRINCIPAL
    LENDING SECTOR           NUMBER OF   INTEREST   AMOUNT     AMOUNT    NUMBER OF   INTEREST   AMOUNT     AMOUNT
 AD TYPE OF ORIGINATIONN    ORIGINATIONS   RATE   ORIGINATED ORIGINATED ORIGINATIONS   RATE   ORIGINATED ORIGINATED
-----------------------     ------------ -------- ---------- ---------- ------------ -------- ---------- ----------
                                                                                  (DOLLARS IN THOUSANDS)
   Restaurant Loans:
    Fixed-rate
    loans...........            302       10.62%   $198,365     66.0%       292       10.24%   $218,765     47.7%
   Variable-rate
   loans......... ..             56        9.59      53,655     17.9        249        9.31     213,765     46.6
                                ---       -----    --------    -----        ---       -----    --------    -----
   Total (2)..... ..            358       10.40     252,020     83.9        541        9.78     432,530     94.3
                                ---       -----    --------    -----        ---       -----    --------    -----
   Retail Energy
   Loans:
   Fixed-rate
   loans......... ..             23       10.76      19,500      6.5        --          --          --       --
   Variable-rate
   loans......... ..              6        9.69       4,000      1.3        --          --          --       --
                                ---       -----    --------    -----        ---       -----    --------    -----
   Total (3)..... ..             29       10.58      23,500      7.8        --          --          --       --
                                ---       -----    --------    -----        ---       -----    --------    -----
   Golf Loans:
   Fixed-rate
   loans......... ..              4       12.09       9,850      3.2          2       10.95      14,200      3.1
   Variable-rate
   loans......... ..            --          --          --       --           3        9.74      10,251      2.3
                                ---       -----    --------    -----        ---       -----    --------    -----
   Total (3)..... ..              4       12.09       9,850      3.2          5       10.44      24,451      5.4
                                ---       -----    --------    -----        ---       -----    --------    -----
   Equipment
   Finance:
   Fixed-rate loans
   and leases.... ..             82       12.08      15,247      5.1         10       12.14       1,486      0.3
                                ---       -----    --------    -----        ---       -----    --------    -----
   Total loan and
   lease
   originations.. ..            473       10.56%   $300,617    100.0%       556        9.83%   $458,467    100.0%
                                ===       =====    ========    =====        ===       =====    ========    =====

                                   YEAR ENDED DECEMBER 31, 1995(1)
                             -------------------------------------------
                                          WEIGHTED               % OF
                                          AVERATE  PRINCIPAL  PRINCIPAL
    LENDING SECTOR            NUMBER OF   INTEREST   AMOUNT     AMOUNT
 AD TYPE OF ORIGINATIONN     ORIGINATIONS   RATE   ORIGINATED ORIGINATED
-----------------------      ------------ -------- ---------- ----------

   Restaurant Loans:
    Fixed-rate
    loans...........             202       10.12%   $143,515     65.6%
   Variable-rate
   loans......... ..             108        8.40      75,227     34.4
                                 ---       -----    --------    -----
   Total (2)..... ..             310        9.53     218,742    100.0
                                 ---       -----    --------    -----
   Retail Energy
   Loans:
   Fixed-rate
   loans......... ..             --          --          --       --
   Variable-rate
   loans......... ..             --          --          --       --
                                 ---       -----    --------    -----
   Total (3)..... ..             --          --          --       --
                                 ---       -----    --------    -----
   Golf Loans:
   Fixed-rate
   loans......... ..             --          --          --       --
   Variable-rate
   loans......... ..             --          --          --       --
                                 ---       -----    --------    -----
   Total (3)..... ..             --          --          --       --
                                 ---       -----    --------    -----
   Equipment
   Finance:
   Fixed-rate loans
   and leases.... ..             --          --          --       --
                                 ---       -----    --------    -----
   Total loan and
   lease
   originations.. ..             310        9.53%   $218,742    100.0%
                                 ===       =====    ========    =====

----
(1) Loan and lease origination activity for the six months ended December 31, 1995 and for the six months ended June 30, 1995 have been combined to show a 12 month period for the purpose of comparing to the year ended
    December 31, 1996.
(2) For the six months ended June 30, 1997, 78.7% and 21.3% of the Company restaurant loans consisted of permanent and DEVCO loans, respectively; such percentages were 75.4% and 24.6% at December 31, 1996 and 97.3% and 2.7% at December 31, 1995.
(3) For the six months ended June 30, 1997 and for the years ended December 31, 1996 and 1995, all of the Company's retail energy loans and golf loans were permanent loans.

  Geographic Distribution--The following table sets forth by state the number of loans and leases originated by the Company for the periods presented.

                    SIX MONTHS ENDED JUNE 30, 1997      YEAR ENDED DECEMBER 31, 1996       YEAR ENDED DECEMBER 31, 1995
                  ---------------------------------- ---------------------------------- ----------------------------------
                               PRINCIPAL                          PRINCIPAL                          PRINCIPAL
                   NUMBER OF     AMOUNT   % OF TOTAL  NUMBER OF     AMOUNT   % OF TOTAL  NUMBER OF     AMOUNT   % OF TOTAL
                  ORIGINATIONS ORIGINATED ORIGINATED ORIGINATIONS ORIGINATED ORIGINATED ORIGINATIONS ORIGINATED ORIGINATED
                  ------------ ---------- ---------- ------------ ---------- ---------- ------------ ---------- ----------
                                                           (DOLLARS IN THOUSANDS)
California......      103       $ 64,038     21.3%        42       $ 33,209      7.2%        23       $ 13,172      6.0%
Michigan........       33         24,370      8.1          7          4,848      1.1          9          7,414      3.4
Texas...........       26         23,829      7.9         41         29,189      6.4         15         13,471      6.2
Louisiana.......       15         15,784      5.3          5          4,243      0.9        --             --       --
North Carolina..       19         14,641      4.9         21         23,106      5.0         22         13,444      6.1
Nevada..........       11         11,895      4.0         18         11,284      2.5        --             --       --
New Jersey......       16         12,205      4.1         29         30,746      6.7         14         10,906      5.0
Virginia........       17         11,144      3.7         16         35,744      7.8         25         18,859      8.6
Ohio............       21          9,960      3.3         10          6,501      1.4          9          8,192      3.7
South Carolina..        9          8,867      2.9         20         16,927      3.7          8          5,460      2.5
Utah............        8          9,038      3.0          5          7,482      1.6        --             --       --
Illinois........       27          8,366      2.8         10          5,855      1.3          6          3,686      1.7
Colorado........        8          7,268      2.4          6          3,155      0.7         10          6,066      2.8
Alabama.........       12          6,677      2.2         20         18,479      4.0         26         18,435      8.4
Pennsylvania....        8          6,385      2.1         58         35,196      7.7         15          7,852      3.6
Florida.........       13          6,279      2.1          7          3,854      0.8         20         12,779      5.8
New York........        4          3,640      1.2         21         13,499      2.9         12          9,588      4.4
Maryland........        4          2,661      0.9         21         25,019      5.5          3          1,621      0.7
Connecticut.....        3          1,316      0.4         36         34,620      7.6         16          8,956      4.1
Other States....      116         52,254     17.4        163        115,511     25.2         77         58,841     27.0
                      ---       --------    -----        ---       --------    -----        ---       --------    -----
 Totals:              473       $300,617    100.0%       556       $458,467    100.0%       310       $218,742    100.0%
                      ===       ========    =====        ===       ========    =====        ===       ========    =====

EQUITY INVESTMENTS

  The Company periodically makes passive unsecured equity investments in companies operating in the sectors served by its lending and leasing businesses. Such investments may be made in conjunction with loans and leases or independent of any borrowing relationship. The Company's equity investments, which are generally made through subsidiary limited liability companies, have taken the form of common stock equivalents, contingent equity interests such as warrants, and combinations thereof. At June 30, 1997, the Company had investments in entities operating 267 units, including Taco Bell, Church's Chicken, KFC, Hardee's and Hot 'N Now franchisees. In certain cases, concurrent equity investments have been made directly by the Selling Stockholders and certain of the Company's officers and directors.

  The Company analyzes potential equity opportunities independently of credit analysis done in connection with its lending business, taking advantage of its industry expertise and extensive database of operating information. In general, the Company has structured its investments so that operating control is retained by experienced business operators while the Company maintains control over certain key corporate decisions that may affect its investments over time. To date, all of the Company's equity investments have involved actual or contingent minority (less than 50%) equity ownership. In certain cases, the Company is obligated to make additional equity investments at the option of the majority investor. Many of the Company's investments include "put" and "call" options at specified values to facilitate the Company's investment exit strategy.

  At June 30, 1997, the Company had made five common stock equivalent equity investments aggregating $4.4 million and was obligated to make up to an additional $5.6 million in equity investments under existing arrangements. Of these equity transactions, three were made in 1996 in connection with loans made by the Company in the initial aggregate amount of $73.8 million, and two were made in 1997 in connection with loans made by the Company in the initial aggregate amount of $28.6 million. See "Risk Factors--Equity Investments are Subject to Risk of Loss" and "Certain Transactions--Other Matters--Equity Investments."

MARKETING

  The Company originates the majority of its loans through the efforts of its Marketing Vice Presidents ("MVPs"), comprised of experienced, credit trained professionals located in the Company's regional and district offices in Alabama, California, Colorado, Connecticut, Georgia, Nebraska, New Jersey, Texas and Washington. Each of the Restaurant, Retail Energy, Golf and Equipment Finance Groups has dedicated marketing departments, specifically targeting customers by sectors. In addition to its direct marketing activities, the Company maintains a telemarketing center in Columbus, Nebraska. The telemarketing center is used to perform basic telemarketing functions for each of the various lending groups, as well as to coordinate cross-marketing requests and opportunities.

  Applicants are identified through in-person solicitation, targeted mailings, phone solicitations, participation at conventions, institutional direct-response advertising and through existing Borrower relationships. MVPs meet with prospective Borrowers to determine the amount and appropriateness of the requested loan or lease proceeds as well as to make a preliminary determination of the Borrowers' creditworthiness. Qualifying prospects are presented with a proposal generated through the Company's proprietary underwriting software. Only after the prospective Borrower understands the loan or lease product is a loan or lease application(s) taken. The Company believes that this procedure accounts for the low denial rate the Company has experienced. Since this model was originally developed in 1994, the Company has funded over 90% of the applications submitted by its MVPs. Additionally, the Company estimates it funds approximately 45% of all potential Borrowers it interviews.

  The Company maintains multiple prospect and Borrower databases. The information varies from a simple name and address list to one that includes Borrower cash flow margins by sector, concept, geography, demographic information and other variables. The Company uses relational database software to store variables important to the credit process. Additionally, the Company has created an in-house research department which provides analysis on various franchise concepts and industry sectors. The Company has an extensive library of Borrower financial statements and uses the information for proprietary studies, which assist management in focusing on various industries.

UNDERWRITING

  Each of the Company's lending groups operates under a set of underwriting guidelines that represents prudent credit standards designed to meet uniform standards for securitization purposes. Each lending group has a credit manager responsible for these guidelines who is a member of the Senior Credit Committee (the "SCC"). Loans above specified limits are submitted to the SCC. The Chief Credit Officer is the chairman of the SCC and has ultimate responsibility for the credit standards and guidelines for each of the Company's lending groups.

  Underwriting Guidelines are consistent across each of Company's lending groups. Below is a discussion of the methodology which has been used for the Restaurant Finance Group. Similar guidelines are being used by the Company's Retail Energy and Golf Finance Groups. See "Risk Factors--Certain Underwriting Requirements and Risks May Adversely Affect Credit Quality."

  Under the Company's current restaurant finance underwriting guidelines, each loan is originated after a review of the following criteria: (i) the applicant's ability to repay the loan, (ii) the adequacy of the cash flow of both the franchise unit and the Borrower and (iii) the real and tangible personal property that serves as collateral for such loan. The Company has created an underwriting model which incorporates historical operating results of the borrower and compares them to industry statistics for the applicable franchise concept. The model helps outline the loan proposal to fit the approval guidelines. Loan officers input data provided by potential borrowers into the underwriting model and determine as to whether or not a loan would qualify under the Company's underwriting guidelines before submission to the credit group. This pre-screening process allows for documentation once a loan is accepted for underwriting. The Company's loan originations typically range in size from $200,000 to $1.2 million for each franchise location. The majority of Borrowers are multiple unit operators.

  For all loans, the Borrower completes an environmental questionnaire and the Company obtains a report from a third party service which identifies environmental risks in the vicinity. Certificates of occupancy are requested on all units. Additionally, Uniform Commercial Code searches are conducted for all Borrowers before and after origination of a loan. The Company prefers Borrowers to pay off all existing loans and equipment leases with the Company's loan proceeds. For cases in which encumbrances will survive the funding of the loan, the Company reviews all such notes, pledge and security agreements, and loan documents.

  Although the franchise agreement is not assigned to secure the loan, the continued ability of the Borrower to operate the franchise is essential to ensure the Borrower's ability to repay the franchisee loan. The Company reviews a copy of the executed franchise agreement to verify (i) that the Borrower is the franchisee or has been granted an assignment of franchisee rights from the franchisor, (ii) that the duration of the franchise term is as reported by the Borrower and (iii) that the renewal section of the agreement provides for renewals of the franchise term, particularly when the franchise term does not exceed the loan term. In the event a loan term exceeds the term of a Borrower's franchise agreement, the loan documentation provides that it is an event of default (entitling the Company to accelerate the loan at a premium) if the franchise agreement is not renewed. If a franchise agreement is not renewed, the Company can permit a Borrower to provide substitute collateral satisfying the Company's underwriting guidelines. Additionally, a certificate of good standing is required from the franchisor.

  The Company reviews the organizational documents of Borrowers which are business entities and reviews the personal net worth of Borrowers who are individuals. Business credit reports are obtained for all Borrowers. Personal credit reports are obtained for majority owners of all Borrowers. For Borrowers organized as sole proprietorships (other than multi-unit borrowers) and in certain other cases, personal guarantees are required from the principals. All former bankruptcies must be discharged and the time since discharge must be at least five years except in extraordinary circumstances.

  Three years of historical operating statements, if available, are required of all Borrowers. The Company analyzes the revenue and expense numbers to determine the ability of the unit to support the repayment of a prospective loan. The underwriting guidelines include three levels of analysis on each loan request, each of which must be satisfied to qualify for the Company's loan program. The first two are fixed charge coverage ratio tests at both the consolidated Borrower level (minimum of 1.25x) and at the individual unit level (minimum 1.15x). The fixed charge coverage ratio is the ratio of EBITDA (adjusted earnings before interest, tax, depreciation and amortization) plus rent over annual principal plus interest plus rent. This formula puts real estate mortgage loans and enterprise only loans on a comparable basis. The third analysis is the loan to value at the unit level. The "business value" of a franchise unit is derived from a formula based upon the franchise concept and the revenues and cash flow generated by the franchise unit through its operations, which in turn is dependent upon and derived from a Borrower's franchise agreement with the franchisor. In the case of enterprise loans, the maximum loan-to-business value is generally 65%. A loan secured by real property (fee or leasehold) is subject to a maximum loan to value of approximately 70%. Exceptions to these maximum loan-to-business values may be made in certain circumstances and with respect to single-unit Borrowers more stringent loan-to-business value standards are required.

  The Company hires independent third parties to perform a valuation of the subject franchise unit and as applicable, realty interests of the specific franchised restaurants and specialty retail locations. The appraisals are based on the premise that the value of a unit is related to revenues and EBITDA. Value-to-revenue ratios are used to estimate the market value of a unit site. An example of a factor in the selection of applicable value ratios is unit EBITDA margins, especially margins for the most recent 12 months. To determine realty interest valuation, appraisers utilize realty comparables, market based data in estimating market rentals and estimates of modeled cost and depreciation of any subject building.

  Retail energy lending involves certain additional underwriting issues. In the case of loans and leases to operators of service stations, convenience stores, truck stops, car washes and quick lube stores, the Company must also concern itself with: (i) risks associated with USTs and other environmental matters; (ii) protections afforded borrowers via the Petroleum Marketers Practices Act and how these protections relate to senior lenders; (iii) profit margin volatility inherent in the petroleum marketing; and (iv) the relative value of location (side of street, relation to traffic lights), competition and the value of the trademark in the service area.

  In the case of golf lending, the Company also focuses on other issues such as: (i) the cost and availability of secondary water supplies; (ii) the length of the season of play; (iii) existing and planned competition; (iv) the number of active golfers in the serving area; (v) environmental risks with regards to chemical storage and the application of the chemicals and fertilizers; (vi) expense ratios for more complex (more expensive) courses, e.g. special mowing techniques, over-seeding during hot weather and (vii) tee and green insurance.

FINANCING

  The Company has an ongoing need to finance its lending activities, which is expected to increase as the volume of loan and lease originations increases. The Company's primary operating cash requirements will include the funding of
(i) loans and leases pending their sale, (ii) fees and expenses incurred in connection with its securitization program, (iii) overcollateralization or reserve account requirements in connection with loans pooled and sold, (iv) interest, fees and expenses associated with the Company's warehouse credit and repurchase facilities with certain financial institutions, (v) federal and state income tax payments and (vi) ongoing administrative and other operating expenses. The Company currently funds these cash requirements primarily through securitizations, whole loan and lease sales and borrowings from Banco Santander, Sanwa Bank and Credit Suisse First Boston. See "Risk Factors-- Substantial Need for Liquidity to Fund Lending Activities."

 Securitizations and Whole Loan Sales

  The Company regularly offers its loans for sale through securitizations and whole loan sales to financial institutions and institutional investors. The Company plans to optimize its liquidity and profitability by continuously evaluating various combinations of whole loan sales and securitization structures. The Company plans to effect quarterly securitizations, and to structure such transactions to take advantage of prevailing interest rates and market conditions for senior subordinated and I/O securities.

  Securitizations. Under the Company's current securitization structure, the Company sells a pool of loans on a non-recourse basis to a single purpose trust. The trust issues securities in the form of notes which are denominated in multiple branches throughout the credit rating spectrum from the highest investment grade rating of "AAA" descending to a non-investment grade rating of "B." In addition, the Company structures an I/O in its financings that is generally rated AAA. In past securitizations, the Company has sold all rated interests while retaining a relatively small retained interest.

  With respect to certain of the aforementioned securitizations, the Company arranged for the related trusts to purchase credit enhancements for the senior certificates in the related trusts in the form of insurance policies provided by one AAA/AAA rated monoline insurance company and, as a result, the senior certificates in each trust received a rating of "AAA" from Standard & Poor's Ratings Services and "AAA" from Moody's Investors Service, Inc. The Company may continue to arrange for credit enhancements on future securitizations.

  The following table lists securitization transactions involving loans originated by the Company and securitized by the Company or Greenwich, as indicated, through June 30, 1997. Prior to July 1, 1995, the Company's securitizations were treated as financings for financial reporting purposes.

                                            ORIGINAL    OUTSTANDING
                                            ISSUANCE     PRINCIPAL
   FRANCHISE LOANS                          PRINCIPAL    AMOUNT AT   CUMULATIVE    LOAN
   RECEIVABLES TRUST      DATE ISSUED        AMOUNT    JUNE 30, 1997   LOSSES     SELLER
   -----------------   -----------------    ---------  ------------- ----------   ------
                                          (IN MILLIONS)
   1991-A..            September 1, 1991      $61.8       $ 15.3        $--      Company
   1993-B..            December 17, 1993       29.0         20.4         --     Greenwich
   1994-A..                   (1)             105.7         75.6         --     Greenwich
   1995-A..              October 1, 1995       42.7         39.9         --     Greenwich
   1995-B..             December 2, 1995(2)   105.2         97.6         --     Company(2)
   1996-A..                June 28, 1996      167.4        161.1         --      Company
   1996-B..             December 1, 1996      157.7(3)     154.5         --      Company
   1997-A..                 June 1, 1997      158.6        158.6         --      Company

--------

(1) 1994-A was issued in three series: May 31, 1994, August 17, 1994 and December 19, 1994.
(2) The gain on sale of loans for this transaction was not recognized until the first quarter of 1996.
(3) Original issuance principal amount was $227.7 million which included
    $70.0 million in loans sold by an affiliate of Credit Suisse First Boston.

  Whole Loan Sales. Depending on market conditions, the Company also executes whole loan sales in which the Company disposes of its entire economic interest in the loans on a non-recourse basis (excluding servicing rights) for cash. Whole loan sale gains/losses are recognized at the time of sale and there are generally no residuals. Prior to June 30, 1997, the Company engaged in one whole loan sale with aggregate principal balance of $15.3 million.

  The Company seeks to maximize its premium on whole loan sale revenues by closely monitoring institutional purchasers' requirements and focusing on originating or purchasing the types of loans that meet those requirements and for which institutional purchasers tend to pay higher premiums.

  Whole loan sales are made on a non-recourse basis pursuant to a purchase agreement containing customary representations and warranties by the Company regarding the underwriting criteria applied by the Company and the origination process. The Company, therefore, may be required to repurchase or substitute loans in the event of a breach of its representations and warranties. In addition, the Company may commit to repurchase or substitute a loan if a payment default occurs within the first month following the date the loan is funded, unless other arrangements are made between the Company and the purchaser. The Company may also be required in some cases to repurchase or substitute a loan if the loan documentation is alleged to contain fraudulent misrepresentations made by the borrower.

  The Company may be required either to repurchase or to replace loans which do not conform to the representations and warranties made by the Company in the pooling and servicing agreements entered into when the loans are pooled and sold through securitizations.

 Warehouse Lines of Credit and Repurchase Facilities

  The Company is dependent upon its ability to access warehouse lines of credit and repurchase facilities, in addition to its ability to continue to securitize or sell loans in the secondary market, in order to fund new originations. The Company has warehouse lines of credit and repurchase facilities under which it had available an aggregate of approximately $365 million in financing at June 30, 1997.

  The following constitutes the Company's warehouse lines of credit and repurchase facilities available at June 30, 1997, all of which are guaranteed by ICII:

                                                                           INTEREST COMMITMENT  PRINCIPAL
 LENDER               EXPIRATION DATE                 INDEX                  RATE     AMOUNT   OUTSTANDING
 ------               ---------------                 -----                -------- ---------- -----------
                                                                                    (DOLLARS IN THOUSANDS)
Credit Suisse First
 Boston              December 31, 1998  Libor plus 160 to 235 basis points  7.29%    $300,000   $167,447
Banco Santander      June 1, 1998       Libor plus 160 basis points         7.29%      50,000     16,465
Sanwa Bank(1)        September 30, 1997 Eurodollars plus 200 basis points   7.50%      15,000     12,010
                                                                                     --------   --------
 Total............................................................................   $365,000   $195,922
                                                                                     ========   ========

--------

(1) In October 1997, the expiration date of this facility was extended to June 30, 1998, the index was reduced to Eurodollars plus 160 basis points and the commitment amount was increased to $25 million.

  In October 1997, the Company finalized a warehouse line of credit with Morgan Stanley for a commitment amount of $200 million, bearing interest at rates ranging from Libor plus 95 to 155 basis points, depending upon the loan product type. This warehouse line of credit is expected to provide additional financing for the Company's continued growth in loan and lease originations and it is not guaranteed by ICII.

LOAN AND LEASE SERVICING AND CREDIT QUALITY

  The Company's Servicing Department is responsible for loan and lease accounting, compliance monitoring and, as necessary, collections. As of June 30, 1997, the Company serviced approximately 1,573 loans and leases, representing approximately $1.1 billion in principal balances. Of this amount, $151.2 million were subserviced by the Company under a subservicing arrangement with SPTL, the owner of the servicing rights. See "Certain Transactions." The Company's servicing operations are located in Greenwich, Connecticut.

  The loan and lease servicing function includes monthly invoicing, payment collections, computing investor payments and processing investor remittances. The primary method for Borrower payments is through automatic clearing house ("ACH") direct debiting.

  Compliance monitoring procedures include a semi-annual review of each Borrower's compliance with stated covenants, including fixed charge coverage ratios. In the event a Borrower fails to comply with such covenants, the Borrower is placed on the Company's "Credit Watch List." Loans and leases on the Credit Watch List are subject to increased scrutiny and monitoring by the Company's servicing personnel. If a payment has not been received by the due date, the loan or lease is considered in default, and the Company aggressively pursues collections procedures, including collection calls and site visits. At June 30, 1997, the Company had only two loans, representing 0.1% of all loans and leases held in the Company's servicing portfolio as of such date, more than 90 days delinquent and, from its inception in April 1991 through June 30, 1997, had experienced no net charge offs.

  During the first month of a delinquency lasting ten days or more, the Company contacts the Borrower to determine the reason for the default and the likelihood and timing of any payment. The Company performs a credit investigation and obtains updated financial statements from the Borrower and current Dun & Bradstreet and personal credit reports. The Borrower's bank and major trade creditors are typically contacted to provide first-hand verification of the financial status of the Borrower. The Company may also retain counsel in the state in which the Borrower is located, if it is determined that the Borrower or a related entity is in bankruptcy or there is a reason to believe voluntary or involuntary bankruptcy will be declared.

  Within 15-45 days of the delinquency, an officer of the Company will meet in person with the delinquent borrower, the nature of the Borrower's financial difficulty will be re-examined and the likelihood of repayment will be re-evaluated. The Company will physically inspect the Borrower's business unit, and industry consultants or other Borrowers are contacted to evaluate the delinquent business unit.

  After 60 days of delinquency, the franchisor will be notified in writing of the default, and the delinquent Borrower will be informed of this action. The loan or lease will be accelerated at this time, and the Borrower sent a written notice demanding payment of the full amount due in respect of the loan or lease. The Borrower may also be reminded that any other loans that the Borrower may have from other sources are likely to be in default.

  If it appears unlikely that the Borrower will cure the default, the Company may decide to negotiate with the Borrower to induce the Borrower to offer the business unit for sale to other Borrowers of the franchisor or licensee of the concept. In this way the loans and leases could be assumed. The Company was able to locate qualified replacement franchisee/Borrowers in the two cases where it was necessary through its industry relationships, and believes that it may be able to do so again in the future, if required. At a minimum, payments would resume, or, if possible, there could be recovery of past-due principal, interest and amounts advanced by the servicer. As a result of this policy, the Company has been able to avoid loan losses to date.

  As of June 30, 1997, two loans aggregating $1.2 million, or 0.11% of the Company's $1.1 billion servicing portfolio, were 90 or more days delinquent. However, some of the loans in the Company's servicing portfolio have been outstanding for a relatively short period of time. Consequently, the Company's experience to date may not be indicative of results to be experienced in the future. See "Risk Factors--Limited History of Independent Operations and New Products Limit the Ability of the Company to Predict Future Performance."

INTEREST RATE RISK MANAGEMENT

  The Company's profits depend, in part, on the difference, or "spread," between the effective rate of interest received by the Company on the loans it originates or purchases and the interest rates payable by the Company under its warehouse financing facilities or for securities issued in its securitizations. The spread can be adversely affected because of interest rate increases during the period from the date the loans are originated or purchased until the closing of the sale or securitization of such loans.

  The Company is required by its warehouse lending facilities to hedge all of its fixed-rate principal loan balance securing such facilities. The Company's hedging strategy normally includes selling U.S. Treasury futures in such amounts and maturities as to effectively hedge the interest rate volatility of its portfolio. The Company does not maintain naked or leveraged hedge positions.

  In addition, the Company from time to time may use various other hedging strategies to provide a level of protection against interest rate risks on its fixed-rate loans. These strategies may include forward sales of loans or loan-backed securities, interest rate caps and floors and buying and selling of futures and options on futures. The Company's management determines the nature and quantity of hedging transactions based on various factors, including market conditions and the expected volume of loan originations and purchases. While the Company believes its hedging strategies are cost-effective and provide some protection against interest rate risks, no hedging strategy can completely protect the Company from such risks. Further, the Company does not believe that hedging against the interest rate risks associated with adjustable-rate loans is cost-effective, and does not utilize the hedging strategies described above with respect to its adjustable-rate loans. See "Risk Factors--Profitability of the Company May be Adversely Affected by Interest Rate Fluctuations" and "--Hedging Strategies May Not Protect the Company from Interest Rate Risks."

COMPETITION

  The Company faces intense competition in the business of originating and selling loans and leases. Traditional competitors in the financial services business include commercial banks, thrift institutions, diversified finance companies, asset-based lenders, specialty franchise finance companies and real estate investment trusts. Many of these competitors in the commercial finance business are substantially larger and have considerably greater financial, technical and marketing resources than the Company. In addition, many financial service organizations have formed national networks for loan and lease originations substantially similar to the Company's loan and lease programs. Competition can take many forms including convenience in obtaining a loan or lease, customer service, marketing and distribution channels, amount and term of the loan, and interest or credit ratings. In addition, the current level of gains realized by the Company and its competitors on the sale of loans and leases could attract additional competitors into this market with the possible effect of lowering gains on future loan and lease sales due to increased loan and lease origination competition.

  The Company believes that its industry expertise and proprietary databases, combined with its responsiveness to Borrowers, flexibility in structuring transactions and broad product offerings give it a competitive advantage over more traditional, highly regulated small business lenders.

REGULATION

 Lending Laws

  Certain aspects of the Company's businesses are subject to regulation and supervision at both the federal and state level. Regulated matters include loan origination, credit activities, maximum interest rates and finance and other charges, disclosure to customers, the collection, foreclosure, repossession and claims handling procedures utilized by the Company, multiple qualification and licensing requirements for doing business in various jurisdictions and other trade practices.

 Future Laws

  The laws, rules and regulations applicable to the Company are subject to modifications and change. There can be no assurance that rules and regulations, or other such laws, rules or regulations will not be adopted in the future which could make compliance more difficult or expensive, restrict the Company's ability to originate or sell loans, the amount of interest and other charges earned on loans originated or sold by the Company, or otherwise adversely affect the business or prospects of the Company.

 Environmental Liability Generally

  Contamination of real property by hazardous substances may give rise to a lien on that property to assure payment of the cost of clean-up or, in certain circumstances subject the lender to liability. Such contamination may also reduce the value of the business property. Under the laws of some states and under CERCLA, a lender may become liable for cleanup of a property and adjacent properties that are contaminated by releases from the property if the lender engages in certain activities. See "Risk Factors--Certain Underwriting Risks May Adversely Affect the Credit Quality of the Company's Portfolio of Loans and Leases--Environmental Concerns."

 Environmental Laws Affecting Borrowers in Specific Sectors

  Environmental Regulations Affecting Franchises. The operation and management of franchise businesses (whether pursuant to direct ownership, lease or management contract) may involve the use and limited storage of certain hazardous materials. Borrowers may be required to obtain various environmental permits and licenses in connection with their operations and activities and comply with various health and safety regulations adopted by federal, state, local and foreign authorities governing the use and storage of such hazardous materials.

  Environmental Regulations Affecting Retail Energy Businesses. The operation and management of retail energy businesses (whether pursuant to direct ownership, lease or management contract) involves the use and limited storage of certain hazardous materials. Specifically, the Company's Borrowers in the retail energy sector incur ongoing costs to comply with federal, state and local environmental laws and regulations governing USTs used in their operations. The Company's loans may be secured by convenience store and gas station locations with USTs and other environmental risks. Borrowers may be required to obtain various environmental permits and licenses in connection with their operations and activities and comply with various health and safety regulations adopted by federal, state, local and foreign authorities governing the use and storage of such hazardous materials. Under various federal, state, local and foreign laws, ordinances and regulations, various categories of persons, including owners, operators or managers of real property may be liable for the costs of investigation, removal and remediation of hazardous substances that are or have been released on or in their property even if such releases were by former owners or occupants. In addition, any liability to Borrowers for assessment and remediation activities in connection with releases into the environment of gasoline or other regulated substances from USTs or otherwise at such Borrowers' gasoline facilities could adversely impact the Borrowers' ability to repay their loans from the Company or the value of any pledged collateral. Due to the nature of releases, the actual costs incurred may vary and the ongoing costs of assessment and remediation activities may vary from year to year and may adversely impact such Borrowers' ability to repay their loans.

  Most states have funds which provide reimbursement to qualified storage tank owners/operators for assessment and remediation costs associated with petroleum releases (after the operator pays a set deductible and co-payment amount). Most funds are supported by annual tank registration fees paid by the station owners and a gasoline fee, included in the price of the gas, which is paid by consumers. There has been an increasing number of UST replacements in recent years. Consequently, some state funds have been drained of reserves. The result is a delay in disbursement until the fund can be replenished with fee collections, the effect of which may have an adverse effect on the borrowers' financial condition and ability to repay its loan.

  Environmental Regulations Affecting Golf Courses and Facilities. The operation and management of golf courses and golf practice and instruction facilities (whether pursuant to direct ownership, lease or management contract) involve the use and limited storage of certain hazardous materials such as herbicides, pesticides, fertilizers, motor oil, gasoline and paint. Borrowers may be required to obtain various environmental permits and licenses in connection with their operations and activities and comply with various health and safety regulations adopted by federal, state, local and foreign authorities governing the use and storage of such hazardous materials.

EMPLOYEES

  At June 30, 1997, the Company employed 124 persons. None of the Company's employees is subject to a collective bargaining agreement. The Company believes that its relations with its employees are satisfactory.

PROPERTIES

  The Company's executive and administrative offices are located at 2049 Century Park East, Suite 350, Los Angeles, California and 5 Greenwich Office Park, Greenwich, Connecticut and consist of an aggregate of approximately 17,700 square feet. The lease on the premises located in Los Angeles expires in March 1997 and the current annual rent is approximately $145,900. The lease on the premises located in Greenwich expires in September 2003 and the current annual rent is approximately $255,700.

  The Company also leases space for its other offices. These facilities aggregate approximately 17,300 square feet, with an annual aggregate base rental of approximately $321,400. The terms of these leases vary as to duration and rent escalation provisions. In general, the leases expire between 1997 and 2002 and provide for rent escalations tied to either increases in the lessor's operating expenses or fluctuations in the consumer price index in the relevant geographical area.

LEGAL PROCEEDINGS

  The Company occasionally becomes involved in litigation arising from the normal course of business. Management believes that any liability with respect to pending legal actions, individually or in the aggregate, will not have a material adverse effect on the Company's financial position or results of operations.

  The predecessor entity to Franchise Mortgage LLC, and Mr. Knyal, among others, are named as defendants in De Wald, et al. vs. Knyal, et al. filed on November 15, 1996 in Los Angeles County Superior Court. The complaint seeks an accounting, monetary and punitive damages for alleged breach of contract, breach of fiduciary duty, breach of implied covenant of good faith and fair dealing and fraud arising from an alleged business relationship. Franchise Mortgage LLC has not been named as a defendant in this lawsuit. Counsel to the predecessor entity and Mr. Knyal believe that the claim is without merit and intend to defend it vigorously. ICII and FLRT, Inc. have agreed to indemnify the Company against any and all liability that the Company and its stockholders (other than ICII and FLRT, Inc.) may incur as a result of this lawsuit.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth the name, age and position with the Company of each person who is a director or executive officer of the Company.

   NAME                           AGE                  POSITION
   ----                           ---                  --------
                                      President, Chief Executive Officer and
Wayne L. "Buz" Knyal.............  51  Director
                                      Executive Vice President and Chief Credit
Thomas J. Shaughnessy............  39  Officer
John W. Rinaldi..................  49 Executive Vice President, Loan Portfolio
                                       Management and President, Equipment
                                       Finance Group
Thomas Kaplan....................  32 Executive Vice President, Capital Markets
Raedelle A. Walker...............  42 Executive Vice President and Chief
                                       Financial Officer
H. Wayne Snavely(1)..............  56 Chairman of the Board
Ronald V. Davis(2)...............  50 Director
G. Louis Graziadio, III(1).......  47 Director
Perry A. Lerner(2)...............  54 Director
Richard J. Loughlin(1)...........  63 Director
John E. Martin(1)................  52 Director
Michael L. Matkins(2)............  51 Director

--------

(1) Member of Compensation Committee

(2) Member of Audit Committee

  WAYNE L. "BUZ" KNYAL has been the President, Chief Executive Officer and a Director of Franchise Mortgage Acceptance Company since its inception and has been the President, Chief Executive Officer and a Manager of Franchise Mortgage LLC since its inception in June 1995. Prior to founding the Company's predecessor in 1991, Mr. Knyal founded and owned CBI Insurance Services, Inc. and concurrently served as President of CBI Mortgage Company, a residential mortgage banker. From 1968 to 1980, Mr. Knyal was an Executive Vice President of Krupp/Taylor Advertising and served clients in the fast food industry. Mr. Knyal is a Director of New Riders, Inc., a restaurant company.

  THOMAS J. SHAUGHNESSY has been the Executive Vice President, Chief Credit Officer of Franchise Mortgage Acceptance Company since its inception. Mr. Shaughnessy has held the same title at Franchise Mortgage LLC since July 1997 and was Senior Vice President, Chief Credit Officer of Franchise Mortgage LLC from June 1995 through June 1997. From May 1994 through June 1995, Mr. Shaughnessy held executive positions with the Company's predecessor when it was a division of Greenwich. From 1992 to May 1994, Mr. Shaughnessy was the Credit Portfolio Manager for the Franchise Finance Group at AT&T Capital Corporation in Denver, Colorado.

  JOHN W. RINALDI has been the Executive Vice President, Loan Portfolio Management and President, Equipment Finance Group of Franchise Mortgage Acceptance Company since its inception. Mr. Rinaldi has held the same title at Franchise Mortgage LLC since July 1997 and was Senior Vice President, Operations of Franchise Mortgage LLC since July 1995 through June 1997. From 1993 to July 1995, Mr. Rinaldi was the Executive Vice President of Federated Financial Reserve Corporation, a national lessor. Mr. Rinaldi was the Senior Vice President and Chief Operating Officer of the Commercial Equipment Finance Group of Bell Atlantic Corporation's financial services subsidiary, Bell Atlantic TriCon from 1984 to 1993. From 1968 to 1983, Mr. Rinaldi held various credit, operations and marketing positions with TriContinental Leasing and its parent, Yegen Associates.

  THOMAS KAPLAN has been the Executive Vice President, Capital Markets of Franchise Mortgage Acceptance Company since October 1997. Mr. Kaplan was a Senior Vice President in the Asset-Backed Finance group at Greenwich Capital Markets ("Greenwich Capital") from September 1995 to October 1997, where he was responsible for developing and maintaining investment banking relationships with issuers of asset-backed and mortgage-backed securities and whole loans. Mr. Kaplan had primary responsibility for Greenwich Capital's investment banking relationship with Franchise Mortgage LLC, and acted as financial advisor in connection with each of Franchise Mortgage LLC's securitizations until June 1997. From 1990 to 1995, Mr. Kaplan was a Director at Credit Suisse First Boston, where he was a trader for the firm's subordinate mortgage- and asset-backed securities and asset-backed whole loan positions.

  RAEDELLE A. WALKER has been Executive Vice President and Chief Financial Officer of Franchise Mortgage Acceptance Company since its inception and has held the same title at Franchise Mortgage LLC since February 1997. From 1995 until joining Franchise Mortgage LLC, Ms. Walker served as the Chief Financial Officer of SPTL, a wholly owned subsidiary of ICII. From 1985 to 1995, Ms. Walker served as a Senior Manager with KPMG Peat Marwick LLP, providing accounting and consulting services to clients in the firm's financial services practice. Ms. Walker is a Certified Public Accountant.

  H. WAYNE SNAVELY has been the Chairman of the Board of Franchise Mortgage Acceptance Company since its inception and has been a Manager of Franchise Mortgage LLC since June 1995. He has been Chairman of the Board and Chief Executive Officer of ICII since December 1991 and President of ICII since February 1996. From 1986 to February 1992, Mr. Snavely served as Executive Vice President of Imperial Bancorp and Imperial Bank with direct management responsibility for the following bank subsidiaries and division: Imperial Bank Mortgage, SPTL, Imperial Trust Company, Wm. Mason & Company, Imperial Ventures, Inc. and The Lewis Horwitz Organization. From 1983 through 1986, Mr. Snavely was employed as Chief Financial Officer of Imperial Bancorp and Imperial Bank. Mr. Snavely served as a Director of Imperial Bank from 1975 to 1983 and currently serves as a Director. Mr. Snavely is Chairman of the Board of Southern Pacific Funding Corporation, Imperial Credit Mortgage Holdings, Inc. and Imperial Financial Group, Inc., a subsidiary of Imperial Bank.

  RONALD V. DAVIS has been a Director of Franchise Mortgage Acceptance Company since its inception and has been a Manager of Franchise Mortgage LLC since June 1995. Mr. Davis is the Chairman of the Board of Davis Capital LLC, a private equity investment company. From 1980 to 1994, Mr. Davis was the President and Chief Executive Officer of the Perrier Group of America, Inc. ("PGA"). Mr. Davis twice held the presidency of the International Bottled Water Association, serving 1,000 members worldwide and in 1994, the industry inducted him into the Beverage World Bottled Water Hall of Fame. Mr. Davis is also a Director of Celestial Seasonings and Staff Leasing, Inc.

  G. LOUIS GRAZIADIO, III has been a director of Franchise Mortgage Acceptance Company since its inception. Mr. Graziadio is the Chairman of the Board and Chief Executive Officer of Ginarra Holdings, Inc. (as well as its predecessor and affiliated companies) since 1979. Ginarra Holdings, Inc. is a privately held California corporation engaged in a wide range of investment activities. Mr. Graziadio has been actively involved, since 1972, in real estate development, construction and home building. Mr. Graziadio is Co-Chairman of Imperial Financial Group, Inc. and a Director of the following companies:
ICII, Imperial Bancorp, Imperial Trust Company, an indirect subsidiary of Imperial Bancorp, Lynx Golf, Inc., a golf club manufacturer and Vista 2000, Inc., a sporting goods, ballooning and pet products company.

  PERRY A. LERNER has been a Director of Franchise Mortgage Acceptance Company since its inception and has been a Manager of Franchise Mortgage LLC since June 1995. He has been a principal in the investment firm of Crown Capital Group, Inc. since 1996. Mr. Lerner was with the law firm of O'Melveny & Myers from 1982 through 1996, having been a partner with the firm from 1984 through 1996. Mr. Lerner was an Attorney-Advisor of the International Tax Counsel of the United States Treasury Department from 1973 to 1976. Mr. Lerner is a Director of ICII, Imperial Financial Group, Inc. and Vista 2000, Inc.

  RICHARD J. LOUGHLIN has been a Director of Franchise Mortgage Acceptance Company since its inception. Mr. Loughlin co-founded Century 21 Real Estate of Northern California, Inc. in 1973 and served as President and Regional Director until 1981, when he was appointed President and Chief Executive Officer of Century 21 Real Estate Corporation. He held that position until November of 1995 when he retired and was appointed President Emeritus to serve as a consultant and spokesperson. Mr. Loughlin is a Director of Inspectech Corporation and the National Association of Realtors. Loughlin's prior affiliations include Chairman of Western Relocation Management, Inc., Chairman of the Real Estate National Networks, Director of the National Easter Seal Society, Director of the Housing Roundtable, and member of the Policy Advisory Board of the Center for Real Estate and Urban Economics for the University of California at Berkeley. Mr. Loughlin is a co-owner of the National Football League's Carolina Panthers.

  JOHN E. MARTIN has been a Director of Franchise Mortgage Acceptance Company since its inception. Mr. Martin has been the Chairman and Chief Executive Officer of New Riders, Inc., since June 1997. Mr. Martin was the Chairman and Chief Executive Officer of PepsiCo Casual Dining from October 1996 to June 1997. From August 1983 through October 1996 he was the Chairman and Chief Executive Officer of Taco Bell Corp. In 1996, Mr. Martin was named the third most successful restaurant executive in the Spenser Stuart/Cornell Study. He received the first Innovator Award from the Multi-Unit Foodservice Operators association in 1994; the Silver Plate Award from the International Foodservice Manufacturers Association in 1993 for his innovative leadership in the quick-service industry; the National Association of Corporate Real Estate Executives named him as the 1992 CEO of the Year; and Restaurants and Institutions Magazine named him Executive of the Year in 1991. Mr. Martin is a member of the Educational Foundation of the National Restaurant Association's board of trustees, and is a founding member of the Chief Executive Round Table at the University of California, Irvine. Mr. Martin is a Director of The Good Guys, Inc. and Williams-Sonoma, Inc.

  MICHAEL L. MATKINS has been a Director of Franchise Mortgage Acceptance Company since its inception and has been a Manager of Franchise Mortgage LLC since June 1995. Mr. Matkins is a founding partner with the law firm of Allen, Matkins, Leck, Gamble & Mallory LLP. Mr. Matkins has advised institutional investors, lenders, property owners and developers in all aspects of purchase, sale, financing, leasing and construction of real estate properties ranging from office and retail to recreational and mixed-use projects for more than 20 years. He has also represented institutional investors in the restructuring of investments in real property as well as institutional developers in acquiring, entitling and developing master-planned communities. Mr. Matkins is a member of the Urban Land Institute and Chair of the Los Angeles District Urban Development Council.

  Directors are elected annually to serve until the next annual meeting of stockholders and until their successors are elected and qualified. Directors will not be able to stand for reelection unless they have attended at least 75% of Board meetings and committee meetings, as applicable. The Company plans to pay its non-employee directors an annual fee of $12,000, payable quarterly, $1,000 for each board meeting or committee meeting attended and to reimburse them for reasonable expenses incurred in attending meetings. Concurrently with this Offering, the Company will grant options to purchase 30,000 shares of Common Stock under its Stock Option Plan to each of its non-employee directors. See "--Stock Options." No family relationships exist between any of the executive officers or directors of the Company.

  The Company's Board of Directors has an Audit Committee and a Compensation Committee. The Audit Committee is comprised of Messrs. Lerner, Matkins and Davis and is responsible for making recommendations concerning the engagement of independent certified public accountants, approving professional services provided by the independent certified public accountants and reviewing the adequacy of the Company's internal accounting controls. The Compensation Committee is comprised of Messrs. Graziadio, Martin and Loughlin and is responsible for recommending to the Board of Directors all officer salaries, management incentive programs and bonus payments.

OTHER KEY EMPLOYEES

   Clinton V. Barrow         Marketing Vice President, Restaurant Finance Group
   Edward A. Boyle           Senior Vice President, Managing Director,
                             Diversified Products Group
   Kevin T. Burke            Senior Vice President, Capital Markets
   Melissa G. Dant, Esq.     Vice President, Operations, Corporate Counsel,
                             Retail Energy Group
   Kent "Carty" M. Davis     Marketing Vice President, Restaurant Finance Group
   Michael A. DeMita, III    Senior Vice President, Managing Director,
                             Diversified Products Group
   Brian V. Farren           Senior Vice President, National Sales Manager,
                             Restaurant Finance Group
   Bonita Glover             Marketing Vice President, Restaurant Finance Group
   Donald W. Hakes           President, Retail Energy Group
   Larry Howard              Marketing Vice President, Restaurant Finance Group
   Christopher Kelleher      Senior Vice President, Operations Manager, Retail
                             Energy Group
   Pierrette A. Newman, Esq. Senior Vice President, Operations, Corporate
                             Counsel, Restaurant Finance Group
   Thomas J. Schuldt         President, Restaurant Finance Group
   David Schwartzman         Senior Vice President, Credit Manager, Restaurant
                             Finance Group
   Courtney S. Stephens      Marketing Vice President, Restaurant Finance Group
   Mary Ann Zic              Vice President, Director of Research, Corporate

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  Prior to this Offering, the Company did not have a compensation committee. Messrs. Snavely and Knyal participated in deliberations concerning compensation of executive officers during 1996. Messrs. Graziadio and Lerner served on the Compensation Committee of ICII in 1996, and currently serve on such committee. During 1996, Mr. Snavely served on the Compensation Committee of ICII; beginning January 1, 1997 Mr. Snavely resigned from ICII's Compensation Committee. None of the other executive officers of the Company has served on the board of directors or on the compensation committee of any other entity which had officers who served on the Company's Board of Directors or on the Company's Compensation Committee.

EXECUTIVE COMPENSATION

 Summary Compensation Table

  The following table sets forth information concerning the annual and long-term compensation earned by the Company's Chief Executive Officer and each of the other executive officers whose annual salary and bonus during 1996 exceeded $100,000 (the "Named Executive Officers").

                                                       ANNUAL COMPENSATION
                                                  ------------------------------
                    NAME AND                                         ALL OTHER
             PRINCIPAL POSITION(1)                 SALARY   BONUS   COMPENSATION
             ---------------------                -------- -------- ------------
Wayne L. Knyal(2)...............................  $100,000 $150,000   $47,709(3)
 President, Chief Executive Officer and Director
Thomas J. Shaughnessy(4)........................   100,000  110,000       --
 Executive Vice President and Chief Credit
 Officer
John W. Rinaldi(4)..............................   125,000  125,000    11,709(5)
 Vice President, Loan Portfolio Management and
 President, Equipment Finance Group

--------
(1) Raedelle A. Walker joined the Company in February 1997 and serves as Executive Vice President and Chief Financial Officer at an annual salary of $160,000. Thomas Kaplan joined the Company in October 1997 and serves as Executive Vice President, Capital Markets at an annual salary of $225,000.
(2) Does not include distributions received by FLRT, Inc. as a member of Franchise Mortgage LLC.
(3) Represents a car allowance of $6,000, reimbursement of living expenses of $36,000 and a $5,709 contribution by the Company under ICII's 401(k) Plan.
(4) Messrs. Shaughnessy's and Rinaldi's base salaries for 1997 are $135,000 and $150,000, respectively.
(5) Represents a car allowance of $6,000 and a $5,709 contribution by the Company under ICII's 401(k) Plan.

 Employment Agreement

  The Company and Mr. Knyal are parties to an employment agreement dated June 30, 1995 pursuant to which Mr. Knyal agreed to act as the President and Chief Executive Officer of the Company for an annual base salary of $100,000, an annual bonus of not less than $82,000, an automobile allowance, reimbursement of certain living expenses through December 1996 and customary benefits. The agreement had an initial term of two years and automatically renews for additional one year terms unless terminated prior to any renewal date. The Company and Mr. Knyal are currently negotiating the terms of a new employment agreement pursuant to which Mr. Knyal would be paid an annual base salary of $400,000, an annual bonus of not less than $82,000 and not to exceed $682,000, and customary benefits. Commencing January 1998, an amount of $82,000 per year would be deducted from the bonus payable to Mr. Knyal in order to repay certain amounts owed by Mr. Knyal to the Company, pursuant to the terms of a promissory note. See "Certain Transactions--Loans to Executive Officers and Directors." The terms of the new employment agreement remain subject to completion of a written agreement. The existing employment agreement will be terminated upon the execution of such new employment agreement.

STOCK OPTIONS

 1997 Stock Option Plan

  The Company's Board of Directors has adopted (and immediately prior to the effective date of this Offering its stockholders will approve) the 1997 Stock Option, Deferred Stock and Restricted Stock Plan (the "Stock Option Plan"), which provides for the grant of qualified incentive stock options ("ISOs") that meet the requirements of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), stock options not so qualified ("NQSOs"), deferred stock, restricted stock, stock appreciation rights and limited stock appreciation rights awards ("Awards"). The Stock Option Plan is administered by a committee of directors appointed by the Board of Directors (the "Committee"). ISOs may be granted to the officers and key employees of the Company or any of its subsidiaries. The exercise price for any option granted under the Stock Option Plan may not be less than 100% (or 110% in the case of ISOs granted to an employee who is deemed to own in excess of 10% of the outstanding Common Stock) of the fair market value of the shares of Common Stock at the time the option is granted. The purpose of the Stock Option Plan is to provide a means of performance-based compensation in order to attract and retain qualified personnel and to provide an incentive to those whose job performance affects the Company. The effective date of the Stock Option Plan will be the effective date of the Offering.

  The Stock Option Plan authorizes the grant of options to purchase, and awards of, an aggregate of up to 10% of the shares of the Company's Common Stock to be outstanding after this Offering, including any shares issued pursuant to the Underwriters' over-allotment option, but not less than 2,700,000 shares. The number of shares reserved for issuance under the Stock Option Plan is subject to anti-dilution provisions for stock splits, stock dividends and similar events. If an option granted under the Stock Option Plan expires or terminates, or an Award is forfeited, the shares subject to any unexercised portion of such option or Award will again become available for the issuance of further options or Awards under the Stock Option Plan.

  Under the Stock Option Plan, the Company may make loans available to stock option holders, subject to the Committee's approval, in connection with the exercise of stock options granted under the Stock Option Plan. If shares of Common Stock are pledged as collateral for such indebtedness, such shares may be returned to the Company in satisfaction of such indebtedness. If so returned, such shares shall again be available for issuance in connection with future stock options and Awards under the Stock Option Plan.

  Unless previously terminated by the Board of Directors, no options or Awards may be granted under the Stock Option Plan ten years after the effective date of the Offering.

  Options granted under the Stock Option Plan will become exercisable according to the terms of the grant made by the Committee. Awards will be subject to the terms and restrictions of the award made by the Committee. The Committee has discretionary authority to select participants from among eligible persons and to determine at the time an option or Award is granted and in the case of options, whether it is intended to be an ISO or a NQSO, and when and in what increments shares covered by the option may be purchased.

  Under current law, ISOs may not be granted to any individual who is not also an officer or employee of the Company or any subsidiary.

  The exercise price of any option granted under the Stock Option Plan is payable in full (1) in cash, (2) by surrender of shares of the Company's Common Stock already owned by the option holder having a market value equal to the aggregate exercise price of all shares to be purchased including, in the case of the exercise of NQSOS, restricted stock subject to an Award under the Stock Option Plan, (3) by cancellation of indebtedness owed by the Company to the optionholder, (4) by a full recourse promissory note executed by the optionholder or (5) by any combination of the foregoing. The terms of any promissory note may be changed from time to time by the Board of Directors to comply with applicable Service or Commission regulations or other relevant pronouncements.

  The Board of Directors may from time to time revise or amend the Stock Option Plan, and may suspend or discontinue it at any time. However, no such revision or amendment may impair the rights of any participant under any outstanding Award without such participant's consent or may, without shareholder approval, increase the number of shares subject to the Stock Option Plan or decrease the exercise price of a stock option to less than 100% of fair market value on the date of grant (with the exception of adjustments resulting from changes in capitalization), materially modify the class of participants eligible to receive options or Awards under the Stock Option Plan, materially increase the benefits accruing to participants under the Stock Option Plan or extend the maximum option term under the Stock Option Plan.

  The following table sets forth the stock options to be granted to executive officers under the Stock Option Plan:

                                      INDIVIDUAL GRANTS
                         --------------------------------------------
                                                                           POTENTIAL
                                                                      REALIZABLE VALUE AT
                                                                        ASSUMED ANNUAL
                         NUMBER OF   PERCENTAGE                         RATES OF STOCK
                           SHARES    OF OPTIONS                       PRICE APPRECIATION
                         UNDERLYING    TO BE     EXERCISE             FOR OPTION TERM(1)
                          OPTIONS    GRANTED TO    PRICE   EXPIRATION -------------------
          NAME           GRANTED(2) EMPLOYEES(3) ($/SH)(4)  DATE(5)    5%($)     10%($)
          ----           ---------- ------------ --------- ---------- -------- ----------
Thomas J. Shaughnessy...   80,000       7.1%      $17.00      2007    $855,297 $2,167,490
John W. Rinaldi.........   50,000       4.5        17.00      2007     534,560  1,354,681
Thomas Kaplan...........   50,000       4.5        17.00      2007     534,560  1,354,681
Raedelle A. Walker......   50,000       4.5        17.00      2007     534,560  1,354,681

--------
(1) Amounts reflect assumed risks of appreciation set forth in the Commission's executive compensation disclosure requirements.
(2) Such stock options vest 20% on each anniversary date from the date of grant.
(3) Based on options to acquire 1,200,000 shares expected to be granted under the Stock Option Plan on the effective date of this Offering.
(4) The exercise price for all options will equal the initial public offering price.
(5) Such stock options expire 10 years from the date of grant or earlier upon termination of employment.

  On the effective date of this Offering, it is expected that the Company will grant to certain other employees and directors options to acquire 970,000 shares of Common Stock at a per share exercise price equal to the initial public offering price, vesting 20% on each anniversary from the date of grant.

 ICII Options Granted to Executive Officers and Key Employees

  In April 1996, ICII granted incentive stock options to purchase 25,000 shares of ICII common stock to each of Messrs. Shaughnessy and Rinaldi and incentive stock options to purchase 10,000 shares of ICII common stock to Mr. Farren. In December 1995 and July 1996, ICII granted Raedelle A. Walker incentive stock options to purchase an aggregate of 15,000 shares of ICII common stock. The exercise price of all such options was the fair market value of ICII common stock at the time of the grants.

401(K) PLAN

  On the effective date of this Offering, the Company will commence participation in the ICII contributory retirement plan ("401(k) Plan") for all full time employees with at least six months of service, which is designed to be tax deferred in accordance with the provisions of Section 401(k) of the Code. The 401(k) Plan provides that each participant may contribute from 2% to 14% of his or her salary, and the Company will contribute to the participant's plan account at the end of each plan year 50% of the first 4% of salary contributed by a participant. Under the 401(k) Plan, employees may elect to enroll on the first day of any month, provided that they have been employed for at least six months.

  Subject to the rules for maintaining the tax status of the 401(k) Plan, an additional Company contribution may be made at the Company's discretion. Should a discretionary contribution be made, the contribution would first be allocated to those employees deferring salaries in excess of 4%. The matching contribution would be 50% of any deferral in excess of 4% up to maximum deferral of 8%. Should discretionary contribution funds remain following the allocation outlined above, any remaining Company matching funds would be allocated as a 50% match of employee contributions, on the first 4% of the employee's deferrals. Company matching contributions will be made as of December 31st each year.

LIMITATION ON DIRECTORS' LIABILITIES AND INDEMNIFICATION

  The Company's Certificate of Incorporation provides that, except to the extent prohibited by the Delaware General Corporation Law (the "DGCL"), its directors shall not be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as directors of the Company. Under Delaware law, the directors have fiduciary duties to the Company that are not eliminated by this provision of the Certificate of Incorporation and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available. In addition, each director will continue to be subject to liability under Delaware law for breach of the director's duty of loyalty to the Company for acts or omissions that are found by a court of competent jurisdiction to be not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by Delaware law. This provision also does not affect the director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws. In addition, the Company intends to maintain liability insurance for its officers and directors.

  Section 145 of the DGCL permits the Company to, and the Certificate of Incorporation provides that the Company may, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was, or has agreed to become, a director or officer of the Company, or is or was serving, or has agreed to serve, at the request of the Company, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or on his behalf in connection with such action, suit or proceeding and any appeal therefrom. Such right of indemnification shall inure to such individuals whether or not the claim asserted is based on matters that antedate the adoption of the Certificate of Incorporation. Such right of indemnification shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs and personal representatives of such a person. The indemnification provided by the Certificate of Incorporation shall not be deemed exclusive of any other rights that may be provided now or in the future under any provision currently in effect or hereafter adopted by the Certificate of Incorporation, by any agreement, by vote of stockholders, by resolution of directors, by provision of law or otherwise. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors of the Company pursuant to the foregoing provision, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

  Section 102(b)(7) of the DGCL permits a corporation to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL relating to unlawful dividends, stock purchases or redemptions or
(iv) for any transaction from which the director derived an improper personal benefit. Section 102(b)(7) of the DGCL is designed, among other things, to encourage qualified individuals to serve as directors of Delaware corporations. The Company believes this provision will assist it in securing the services of qualified directors who are not employees of the Company. This provision has no effect on the availability of equitable remedies, such as injunction or rescission. If equitable remedies are found not to be available to stockholders in any particular case, stockholders may not have any effective remedy against actions taken by directors that constitute negligence or gross negligence.

                             CERTAIN TRANSACTIONS

THE REORGANIZATION

  Immediately prior to the closing of this Offering, Franchise Mortgage LLC will merge into Franchise Mortgage Acceptance Company, a Delaware corporation. Upon the closing of this Offering, ICII and FLRT, Inc. will own 12,091,667 and 6,358,333, or 44.4% and 23.4%, respectively, of the total outstanding shares of the Company's Common Stock, respectively. See "The Reorganization."

ARRANGEMENTS WITH ICII AND ITS AFFILIATES

  The Company and ICII have entered into agreements for the purpose of defining their ongoing relationships. The agreements have been developed in the context of a parent/subsidiary relationship and therefore are not the result of arm's-length negotiations between independent parties. It is the intention of the Company and ICII that such agreements and the transactions provided for therein, taken as a whole, are fair to both parties, while continuing certain mutually beneficial arrangements. However, there can be no assurance that each of such agreements, or the transactions provided for therein, have been effected on terms at least as favorable to the Company as could have been obtained from unaffiliated parties.

  Additional or modified arrangements and transactions may be entered into by the Company, ICII, and their respective subsidiaries, after completion of this Offering. Any such future arrangements and transactions will be determined through negotiation between the Company and ICII, and it is possible that conflicts of interest will be involved. All transactions by and between the Company and ICII must be approved by a majority of the disinterested directors of the Company.

  The following is a summary of certain arrangements and transactions between the Company and ICII.

 Services Agreement

  The Company and ICII will enter into a services agreement effective as of the effective date of this Offering (the "Services Agreement") under which ICII will continue to provide human resource administration, securitization capability and certain accounting functions to the Company.

  ICII will charge fees for each of the above services which it will provide under the Services Agreement at a rate equal to $100 per month per employee employed by the Company at the end of each month. The Services Agreement will have an initial term that ends one year from the date of this Offering and is renewable annually thereafter. The Company may terminate the Services Agreement, in whole or in part, upon one month's written notice. As part of the services to be provided under the Services Agreement, ICII will provide the Company with insurance coverage and self insurance programs, including health insurance. The charge to the Company for insurance coverage will be based upon a pro rata portion of the costs to ICII of the various policies. ICII's total insurance expense is allocated among ICII and its subsidiaries based on the number of employees at each entity. The expense is annualized and charged to each entity monthly. Management believes that the terms of the Services Agreement are as favorable to the Company as could be obtained from independent third parties.

 ICII Registration Rights Agreement

  The Company has entered into the ICII Registration Rights Agreement pursuant to which the Company has agreed to file one or more registration statements under the Securities Act in the future for shares of the Company held by ICII, subject to certain conditions set forth therein. Pursuant to the ICII Registration Rights Agreement, the Company will use its reasonable efforts to cause such registration statements to be kept continuously effective for the public sale from time to time of the shares of the Company held by ICII. Also, under the ICII Registration Rights Agreement, FLRT, Inc. has certain piggyback registration rights with respect to a demand registration statement initiated by ICII concerning shares of the Company's Common Stock held by ICII; provided however than for a period of three years following the date of this Prospectus, FLRT, Inc. is limited in the amount of shares of the Company's Common Stock it can sell to that amount authorized pursuant to Rule 144. Thereafter, FLRT, Inc. has registration rights similar to those granted to ICII under the ICII Registration Rights Agreement without any volume limitations.

 Transactions Involving SPTL

  At December 31, 1995, the Company had a net receivable of principal and interest on loans from SPTL, ICII's wholly owned subsidiary, of $579,000. In July 1995, the Company sold approximately $3.8 million of servicing rights to SPTL, resulting in a gain of $31,000. The Company also had a receivable from ICII of $924,000 bearing interest at 10.4% as of December 31, 1995 and a payable of $526,000 relating to ICII's residual interest in the Franchise Loan Receivables Trust 1995-B.

  The Company provides subservicing on a contractual basis for servicing rights on certain loans originated by the Company's predecessor and sold to SPTL. At June 30, 1997, December 31, 1996 and 1995, there was approximately $151 million, $183 million and $262 million, respectively, of loans outstanding underlying this subservicing arrangement. The Company receives approximately 13 basis points for providing such services.

  The Company purchased $55.3 million in loans at a $6.0 million premium from SPTL on December 29, 1995. These loans had originally been purchased by SPTL from Greenwich on November 30, 1995. The Company purchased $15.5 million in loans at par value from SPTL on June 26, 1997. These loans were purchased by SPTL from the Company in 1996 and 1997.

  The Company also has a master purchase and sale agreement with SPTL to originate loans for SPTL under mutual agreement, and subject to SPTL underwriting each such loan prior to sale of such loans. Under this agreement, the Company also has the ability to repurchase loans, under mutual agreement with SPTL. There is no specified commitment by either party, and each individual sale is negotiated separately as to pricing. This agreement has no expiration date. At June 30, 1997, loans originated for SPTL (and not repurchased), totaled approximately $104.3 million. The Company does not expect to originate a significant volume of loans for SPTL under this arrangement in the future.

 Borrowings and Guarantees

  At June 30, 1997 and December 31, 1996, the Company had borrowings from ICII outstanding of $10.0 million and $17.7 million, respectively. The Company paid interest at 12% on the outstanding balances. The Company will make the Final LLC Distribution currently estimated to be $3.0 million (this amount may increase depending on the level of Franchise Mortgage LLC's taxable income immediately prior to the completion of this Offering)immediately prior to the completion of this Offering. Such payment will be funded with a short term loan from ICII repayable with a portion of the net proceeds of this Offering. See "Use of Proceeds."

  The Company, among other subsidiaries of ICII, has jointly and severally and fully and unconditionally guaranteed ICII's $200 million 9.875% senior notes due January 15, 2007 and $70 million liquidation amount of remarketed par securities. Such guarantees will terminate upon the deconsolidation of the Company in the financial statements of ICII, which will be effective upon the closing of this Offering.

  In consideration of ICII's guarantee of the Company's warehouse lines of credit, repurchase facilities and leases outstanding at September 30, 1997, the Company pays to ICII monthly a fee equal to 15 basis points on the Company's outstanding borrowings covered by such guarantee. For the six months ended June 30, 1997 and the year ended December 31, 1996, the amount of such guarantee fees was $218,000 and $0, respectively. See "Business--Financing-- Warehouse Lines of Credit and Repurchase Facilities." ICII will not guarantee any of the Company's future warehouse lines of credit and repurchase facilities.

  ICII guaranteed the Company's lease obligations for its executive and administrative offices located in Los Angeles, California and Greenwich, Connecticut. The parties to the leases are currently negotiating a release of such guarantees. ICII will not guarantee any of the Company's future leases.

  Since July 1, 1995, the Company has been treated as a partnership for federal and state income tax purposes. As a result, the income of the Company has not been subject to federal or state income taxation. The members of Franchise Mortgage LLC (ICII and FLRT, Inc.) are liable for individual federal and state income taxes on their allocated portions of the Company's taxable income. The Company's status as an LLC will be automatically terminated as a result of the Reorganization. However, to the extent that the Company was deemed to owe taxes for periods prior to the Reorganization, it or ICII or FLRT, Inc. could be liable for the payment of federal or state income taxes. The Company has agreed to indemnify each of ICII and FLRT, Inc. for any such taxes, except to the extent that such tax liability results from the failure of Franchise Mortgage LLC to qualify as a partnership for federal and state tax purposes and is based upon Franchise Mortgage LLC's reported net income.

 ICII Options Granted to Executive Officers and Key Employees

  In April 1996, ICII granted incentive stock options to purchase 25,000 shares of ICII common stock to each of Messrs. Shaughnessy and Rinaldi and incentive stock options to purchase 10,000 shares of ICII common stock to Mr. Farren. In December 1995 and July 1996, ICII granted Raedelle A. Walker incentive stock options to purchase an aggregate of 15,000 shares of ICII common stock. The exercise price of all such options was the fair market value of ICII common stock at the time of the grants.

OTHER MATTERS

  In the ordinary course of business, the Company has conducted transactions with certain of its officers and directors and with affiliated companies and entities. All such transactions are conducted at "arm's length" in accordance with the Company's policies.

 Equity Investments

  Franchise Equity Fund L.L.C. Franchise Mortgage LLC, ICII and Mr. Knyal are parties to an Operating Agreement, dated April 1, 1996, pursuant to which such parties organized Franchise Equity Fund L.L.C., a Delaware limited liability company ("FEF LLC"), for the purpose of making equity investments in franchisees of PepsiCo related businesses. Franchise Mortgage LLC owns a 99% membership interest in, and is the manager of FEF LLC. ICII and Mr. Knyal own 0.67% and 0.33% membership interests, respectively, in FEF LLC.

  In June 1996, FEF LLC, Mr. Knyal and certain other investors entered into an agreement to organize five limited partnerships in New Jersey and Pennsylvania (the "Summerwood Partnerships") for the purpose of acquiring and operating 68 Taco Bell and KFC units. FEF LLC made a loan of $2.0 million to the Summerwood Partnerships in exchange for warrants to purchase a 40% limited partner interest in each of the Summerwood Partnerships. In December 1996, FEF LLC exercised the warrants in full, the $2.0 million loan was converted into capital contributions and FEF LLC acquired a 40% limited partner interest in each of the Summerwood Partnerships. Under certain circumstances, the general partner of the Summerwood Partnerships may require FEF LLC to make additional loans or capital contributions to the Summerwood Partnerships in the aggregate amount of $2.0 million until the third anniversary of the acquisition. The other investors have certain rights to purchase FEF LLC's limited partner interest after the fifth anniversary of the acquisition, and FEF LLC has certain rights to sell its limited partner interest to the other investors after the seventh anniversary of the acquisition. In addition, pursuant to the terms of the agreement, Mr. Knyal is required to personally guarantee any obligations of the Summerwood Partnerships that the limited partners of such partnerships are required to personally guarantee. In connection with the acquisition, Franchise Mortgage LLC made 58 loans to the Summerwood Partnerships in the initial aggregate amount of $40.6 million. The loans bear interest at annual rates ranging from 9.19% to 10.8% and are due on dates ranging from July 2003 to July 2011. At June 30, 1997, the outstanding balance of such loans was $39.3 million.

  In November 1996, FEF LLC and certain other investors organized Restaurant Management of Carolina, L.P., a Delaware limited partnership ("Restaurant Management LP"), for the purpose of acquiring and operating 37 Taco Bell units. FEF LLC made an initial capital contribution of $3.0 million
($2.0 million of which has been repaid to FEF LLC) to, and owns a 32.5% limited partner interest in, Restaurant Management LP. Under certain circumstances, the general partner may require FEF LLC to make additional capital contributions to

Restaurant Management LP in the aggregate amount of $2.0 million until the third anniversary of the acquisition. The purchase price for the units was funded in part through 27 loans from Franchise Mortgage LLC in the initial aggregate amount of $23.2 million. The loans bear interest at annual rates ranging from 9.19%% to 10.0% and are due on dates ranging from June 1998 to December 2011. At June 30, 1997, the outstanding balance of such loans was $22.9 million. The other investors have certain rights to purchase FEF LLC's limited partner interest after the fifth anniversary of the acquisition, and FEF LLC has certain rights to sell its limited partner interest to the other investors after the seventh anniversary of the acquisition. In addition, in March and August 1996, prior to the acquisition, Franchise Mortgage LLC made 15 loans to certain affiliates of Restaurant Management LP in the initial aggregate amount of $9.9 million. The loans bear interest at annual rates ranging from 10.25% to 10.45%. At June 30, 1997, the outstanding balance of such loans was $9.6 million.

  In December 1996, FEF LLC and certain other investors organized Family Eats Limited Partnership, a Delaware limited partnership ("Family Eats LP"), for the purpose of acquiring and operating 19 Taco Bell units. FEF LLC made a capital contribution of $1.45 million to, and owns a 49% limited partner interest in, Family Eats LP. Under certain circumstances, the general partner may require FEF LLC to make additional capital contributions to Family Eats LP in the aggregate amount of $1.55 million until the third anniversary of the acquisition. The purchase price for the units was funded in part through 18 loans from Franchise Mortgage LLC in the initial aggregate amount of $10.1 million. The loans bear interest at annual rates ranging from 9.69% to 10.25% and are due on dates ranging from July 1998 to October 2012. At June 30, 1997, the outstanding balance of such loans was $10.0 million. The other investors have certain rights to purchase FEF LLC's limited partner interest after the fifth anniversary of the acquisition, and FEF LLC has certain rights to sell its limited partner interest to the other investors after the seventh anniversary of the acquisition.

  CVB, L.L.C. Franchise Mortgage LLC, ICII and Mr. Knyal are parties to an Operating Agreement, dated February 6, 1997, pursuant to which such parties organized CVB, L.L.C., a Delaware limited liability company ("CVB LLC"), for the purpose of making equity investments in franchisees of Church's Chicken units. Franchise Mortgage LLC owns a 99% membership interest in, and is the manager of, CVB LLC. ICII and Knyal own 0.67% and 0.33% membership interests, respectively, in CVB LLC.

  In April 1997, CVB LLC and another investor organized Atlanta Franchise Development Company, LLC, a Delaware limited liability company ("Atlanta Franchise LLC"), for the purpose of acquiring and operating 100 Church's Chicken units. CVB LLC made a nominal capital contribution to, and owns a 40% membership interest in, Atlanta Franchise LLC. The purchase price for the units was funded in part through 72 loans from Franchise Mortgage LLC in the initial aggregate amount of $25.1 million. The loans bear interest at an annual rate of 11.72% and are due in April 2012. At June 30, 1997, the outstanding balance of such loans was $24.7 million. The other investor has certain rights to purchase CVB LLC's membership interest after the fifth anniversary of the acquisition, and CVB LLC has certain rights to sell its membership interest to Atlanta Franchise LLC after the seventh anniversary of the acquisition.

  HNN Equity, L.L.C. Franchise Mortgage LLC and ICII are parties to an Operating Agreement, dated March 27, 1997, pursuant to which such parties organized HNN Equity, L.L.C., a Delaware limited liability company ("HNN Equity LLC"), for the purpose of making an equity investment in Hot N Now, L.L.C., a Delaware limited liability company ("Hot 'N Now LLC"). Franchise Mortgage LLC and ICII each own a 50% membership interest in, and share joint management of, HNN Equity LLC. In April 1997, HNN Equity LLC and Davis/HNN, L.L.C. ("Davis/HNN LLC"), a limited liability company principally owned by Ronald V. Davis, a director of the Company, organized Hot 'N Now LLC under the laws of the state of Delaware for the purpose of acquiring all franchisor and tradename rights to a QSR concept named "Hot 'N Now" as well as acquiring and operating 36 Not 'N Now units. HNN Equity LLC owns a 40% membership interest in Hot 'N Now LLC. Davis/HNN LLC owns a 60% membership interest in, and is the manager of, Hot 'N Now LLC. The purchase price for the Units was $2.0 million and was funded through a capital contribution of $1.5 million by Davis/HNN LLC and a loan of $600,000 from Davis/HNN LLC. The loan bears interest at an annual rate of 8% and is payable out of distributable cash from the operations of Hot 'N Now LLC. Mr. Davis is the Chief Executive Officer of Hot 'N Now LLC and Davis/HNN LLC is entitled to an annual base fee of $60,000 per year in its capacity as manager of Hot 'N Now LLC. The manager may require the members to make additional capital contributions to Hot 'N Now LLC to satisfy the obligations of Hot 'N Now LLC to make rent payments under real estate leases for 19 units. Such obligations are also guaranteed by ICII.

  PRG Equity, L.L.C. On April 14, 1997 Franchise Mortgage LLC organized PRG Equity, L.L.C., a Delaware limited liability company ("PRG Equity LLC"), for the purpose of making an equity investment in Pate Restaurant Enterprises, Ltd., a Florida limited partnership which owns and operates seven Hardee's units ("Pate Restaurant LP"). Franchise Mortgage LLC owns all of the membership interests in and manages PRG Equity LLC. In April 1997, Franchise Mortgage LLC made seven loans to Pate Restaurant LP in the initial aggregate amount of $3.5 million. In connection with such loans, PRG Equity LLC acquired a 40% limited partner interest in Pate Restaurant LP. The loans bear interest at annual rates ranging from 9.94% to 10.79% and are due on dates ranging from November 1998 to May 2012. At June 30, 1997, the outstanding balance of such loans was $3.4 million. The other investors in Pate Restaurant LP have certain rights to purchase PRG Equity LLC's limited partner interest after the seventh anniversary of the acquisition, and PRG Equity LLC has certain rights to sell its limited partner interest to the other investors after the seventh anniversary of the acquisition.

  See "Risk Factors--Concentration on Restaurant, Retail Energy and Golf Sectors May Expose the Company to Concept Failures, Industry Cycles, Environmental Liabilities and Other Industry Specific Risks."

 Certain Loans

  On July 15, 1997 the Company loaned Kevin T. Burke $170,000 for the purposes of assisting Mr. Burke to buy a home. The loan is evidenced by a promissory note executed by Mr. Burke in favor of the Company that bears interest at an annual rate of 8% and is payable in one installment on April 15, 1998.

  In connection with the purchase by Franchise Mortgage LLC of certain of the assets and liabilities of the Division from Greenwich in June 1995, Franchise Mortgage LLC assumed as a receivable a $410,000 unsecured non-interest bearing note made by Mr. Knyal in favor of Greenwich. The note was restructured in August 1997 to be payable in five annual installments of $82,000 commencing January 1, 1998 out of that bonus due to Mr. Knyal under his new employment agreement. See "Management--Executive Compensation--Employment Agreements."

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of October 10, 1997, giving pro forma effect to the Reorganization, and pro forma as adjusted to reflect the sale of 5,312,500 shares by the Company and 3,437,500 shares by the Selling Stockholders, by (i) each director of the Company, (ii) each of the Named Executive Officers, (iii) each person known to the Company to be beneficial owner of more than 5% of the Common Stock and (iv) all directors and executive officers of the Company as a group.

                          COMMON STOCK OWNED
                               PRIOR TO                          COMMON STOCK TO BE
                             OFFERING(1)                      OWNED AFTER THE OFFERING
                          ------------------                  ---------------------------
                          NUMBER OF          NUMBER OF SHARES   NUMBER OF
                            SHARES   PERCENT  BEING OFFERED      SHARES        PERCENT
                          ---------- ------- ---------------- --------------- -----------
Imperial Credit
 Industries, Inc.(2)....  14,591,667  66.7%     2,500,000          12,091,667       44.4%
FLRT, Inc.(3)(4)........   7,295,833  33.3        937,500           6,358,333       23.4
Wayne L. Knyal(4).......   6,201,458  28.3        796,875           5,404,583       19.9
Thomas J.
 Shaughnessy(3).........         --                   --                  --         --
John W. Rinaldi(3)......         --                   --                  --         --
Thomas Kaplan(3)........         --                   --                  --         --
Raedelle Walker(3)......         --                   --                  --         --
H. Wayne Snavely(2).....         --                   --                  --         --
G. Louis Graziadio,
 III(2).................         --                   --                  --         --
Perry A. Lerner(2)......         --                   --                  --         --
Michael L. Matkins(3)...         --                   --                  --         --
Ronald V. Davis(3)......         --                   --                  --         --
John E. Martin(3).......         --                   --                  --         --
Richard J. Loughlin(3)..         --                   --                  --         --
All Directors and
 Officers as a Group
 (12 persons)(4)........   6,201,458  28.3%       796,875           5,404,583       19.9%

--------
(1) The persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned.
(2) Imperial Credit Industries, Inc. and each of such persons may be reached at 23550 Hawthorne Boulevard, Building One, Suite 110, Torrance, California 90505.
(3) FLRT, Inc. and each of such persons may be reached through the Company at 2049 Century Park East, Suite 350, Los Angeles, California 90067.
(4) Wayne L. Knyal is deemed to beneficially own 85% of the shares of the Company's Common Stock held by FLRT, Inc.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock. After giving effect to this Offering, there will be 27,200,000 shares of Common Stock outstanding and no shares of Preferred Stock outstanding.

COMMON STOCK

  Holders of Common Stock are entitled to one vote per share on matters to be voted upon by the stockholders. There are no cumulative voting rights. Holders of Common Stock are entitled to receive ratable dividends when, as and if declared by the Board of Directors out of funds legally available therefor. Upon the liquidation, dissolution or winding up of the Company, holders of Common Stock share ratably in the assets of the Company available for distribution to its stockholders, subject to the preferential rights of any then-outstanding shares of Preferred Stock. No shares of Preferred Stock will be outstanding immediately following the consummation of this Offering. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. All shares of Common Stock outstanding upon the effective date of this Prospectus, and the shares offered hereby will, upon issuance and sale, be fully paid and nonassessable.

PREFERRED STOCK

  The Board of Directors has the authority, without further action by the stockholders of the Company, to issue up to 10,000,000 shares of Preferred Stock in one or more series, and to fix the designations, rights, preferences, privileges, qualifications and restrictions thereof including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preferences and sinking fund terms, any or all of which may be greater than the rights of the Common Stock. The Board of Directors, without stockholder approval, can issue Preferred Stock with voting, conversion and other rights which could adversely affect the voting power and other rights of the holders of Common Stock. Preferred Stock could thus be issued quickly with terms calculated to delay or prevent a change in control of the Company or to make removal of management more difficult. In certain circumstances, such issuance could have the effect of decreasing the market price of the Common Stock. The issuance of Preferred Stock may have the effect of delaying, deterring or preventing a change in control of the Company without any further action by the stockholders including, but not limited to, a tender offer to purchase Common Stock at a premium over then current market prices. The Company has no present plan to issue any shares of Preferred Stock.

CERTAIN PROVISIONS OF THE DELAWARE GENERAL CORPORATION LAW

  Generally, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a broad range of "business combinations" with an "interested stockholder" (defined generally as a person owning 15% of more of a corporation's outstanding voting stock) for three years following the date such person became an interested stockholder unless (i) before the person becomes an interested stockholder, the transaction resulting in such person becoming an interested stockholder or the business combination is approved by the board of directors of the corporation, (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock of the corporation (excluding shares owned by directors who are also officers of the corporation or shares held by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender offer or exchange offer), or (iii) on or after such date on which such person became an interested stockholder the business combination is approved by the board of directors and authorized at an annual or special meeting, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock excluding shares owned by the interested stockholders. The restrictions of Section 203 do not apply, among other reasons, if a corporation, by action of its stockholders, adopts an amendment to its certificate of incorporation or bylaws expressly electing not to be governed by Section 203, provided that, in addition to any other vote required by law, such amendment to the certificate of incorporation or bylaws must be approved by the affirmative vote of a majority of the shares entitled to vote. Moreover, an amendment so adopted is not effective until twelve months after its adoption and does not apply to any business combination between the corporation and any person who became an interested stockholder of such corporation on or prior to such adoption. The Certificate of Incorporation and Bylaws do not currently contain any provisions electing not to be governed by Section 203 of the DGCL.

  Section 203 of the DGCL may discourage persons from making a tender offer for or acquisitions of substantial amounts of the Common Stock. This could have the effect of inhibiting changes in management and may also prevent temporary fluctuations in the Common Stock that often result from takeover attempts.

  Section 211 of the DGCL allows a corporation to designate in its certificate of incorporation or bylaws who may call a special meeting of the stockholders. The Certificate of Incorporation will designate that only members of the Company's Board of Directors may call a special meeting of the stockholders.

  Section 228 of the DGCL allows any action that is required to be or may be taken at a special or annual meeting of the stockholders of a corporation to be taken without a meeting with the written consent of holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, provided that the certificate of incorporation of such corporation does not contain a provision to the contrary. The Certificate of Incorporation will contain such a provision, and therefore stockholders holding a majority of the voting power of the Common Stock will not be able to approve corporate actions requiring stockholder approval without holding a meeting of stockholders.

REGISTRATION RIGHTS

  The Company has entered into the ICII Registration Rights Agreement pursuant to which the Company has agreed to file one or more registration statements under the Securities Act in the future for shares of the Company held by ICII, subject to certain conditions set forth therein. Pursuant to the ICII Registration Rights Agreement, the Company will use its reasonable efforts to cause such registration statements to be kept continuously effective for the public sale from time to time of the shares of the Company held by ICII. Also, under the ICII Registration Rights Agreement, FLRT, Inc. may piggyback its shares onto any registration statement concerning shares of the Company's Common Stock held by ICII; provided however that for a period of three years following the date of this Prospectus, FLRT, Inc. is limited in the amount of shares of the Company's Common Stock it can sell to that amount authorized pursuant to Rule 144. Thereafter, FLRT, Inc. has registration rights similar to those granted to ICII under the ICII Registration Rights Agreement without any volume limitations.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Common Stock is U.S. Stock Transfer, Glendale, California.

                        SHARES ELIGIBLE FOR FUTURE SALE

  After this Offering, the Company will have outstanding 27,200,000 shares of Common Stock. Of the outstanding shares, the 8,750,000 shares to be sold in this Offering will be freely tradeable without restriction or further registration under the Securities Act unless purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act.

  The remaining 18,450,000 shares of Common Stock outstanding upon completion of this Offering (assuming no exercise of the Underwriters' over-allotment option) are "restricted securities" as that term is defined in Rule 144, all of which will be eligible for sale under Rule 144 upon completion of this Offering, subject to the lock-up described below. As described below, Rule 144 permits resales of restricted securities subject to certain restrictions.

  In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who beneficially owned shares for at least one year, including any person who may be deemed an "affiliate" of the Company (as the term "affiliate" is defined under the Securities Act), would be entitled to sell within any three month period a number of such shares that does not exceed the greater of 1% of the shares of the Company's Common Stock then outstanding (272,000 shares immediately after this Offering) or the average weekly trading volume in the Company's Common Stock during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission. A person who is not deemed to have been an "affiliate" of the Company any time during the three months immediately preceding a sale and who has beneficially owned shares for at least two years would be entitled to sell such shares under Rule 144 without regard to the volume limitation described above.

  The Company and the Selling Stockholders have agreed that they will not, without the prior written consent of Montgomery Securities (which consent may be withheld in its sole discretion) and subject to certain limited exceptions, directly or indirectly, sell offer, contract or grant any option to sell, make any short sale, pledge, transfer, establish an open "put equivalent position" within the meaning of Rule 16a-1(h) under the Exchange Act, or otherwise dispose of any shares of Common Stock, options or warrants to acquire Common Stock, or securities exchangeable or exercisable for or convertible into Common Stock currently owned either of record or beneficially by them or announce the intention to do any of the foregoing, for a period commencing on the date of this Prospectus and continuing to a date 180 days after such date. NationsBanc Montgomery Securities, Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock up agreements. In addition, the Company has agreed that, for a period of 180 days after the date of this Prospectus, it will not, without the consent of Montgomery Securities, issue, offer, sell or grant options to purchase or otherwise dispose of any equity securities or securities convertible into or exchangeable for equity securities except for (i) the issuance of shares of Common stock offered hereby and (ii) the grant of options to purchase shares of Common Stock pursuant to the Stock Option Plan and shares of Common Stock issued pursuant to the exercise of such options, provided that such options shall not vest, or the Company shall obtain the written consent of the grantee not to transfer such shares, until the end of such 180-day period. See "Underwriting."

  The Stock Option Plan authorizes the grant of options to purchase, and awards of, an aggregate of up to 10% of the shares of the Company's Common Stock to be outstanding after this Offering, including any shares issued pursuant to the Underwriters' over-allotment option, but not less than 2,700,000 shares. Options to purchase 1,200,000 shares are expected to be granted to employees, officers and directors of the Company on the effective date of this Offering. The Company intends to file a Registration Statement on Form S-8 covering the shares that have been reserved for issuance under the Stock Option Plan, thus permitting the resale of such shares in the public market.

  The Company has entered into the ICII Registration Rights Agreement pursuant to which the Company has agreed to file one or more registration statements under the Securities Act in the future for shares of the Company held by ICII, subject to certain conditions set forth therein. Pursuant to the ICII Registration Rights Agreement, the Company will use its reasonable efforts to cause such registration statements to be kept continuously effective for the public sale from time to time of the shares of the Company held by ICII. Also, under the ICII Registration Rights Agreement, FLRT, Inc. may piggyback its shares onto any registration statement concerning shares of the Company's Common Stock held by ICII; provided however that for a period of three years following the date of this Prospectus, FLRT, Inc. is limited in the amount of shares of the Company's Common Stock it can sell to that amount authorized pursuant to Rule 144. Thereafter, FLRT, Inc. has registration rights similar to those granted to ICII under the ICII Registration Rights Agreement without any volume limitations.

                                 UNDERWRITING

  The Underwriters named below represented by NationsBanc Montgomery Securities, Inc., Credit Suisse First Boston and PaineWebber Incorporated (the "Representatives") have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement, to purchase from the Company and the Selling Stockholders the number of shares of Common Stock indicated below opposite their respective names at the initial public offering price less the underwriting discounts set forth on the cover page of this Prospectus:

  UNDERWRITER                                                   NUMBER OF SHARES
  -----------                                                   ----------------
NationsBanc Montgomery Securities, Inc.........................
Credit Suisse First Boston.....................................
PaineWebber Incorporated.......................................
                                                                   ---------
  Total........................................................    8,750,000
                                                                   =========

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of such shares if any are purchased.

  The Representatives have advised the Company and the Selling Stockholders that the Underwriters propose initially to offer the shares of Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow to selected dealers a concession of not more than
$   per share, and the Underwriters may allow, and such dealers may reallow, a
concession of not more than $    per share to certain other dealers. After
this Offering, the offering price and other selling terms may be changed by the Representatives. The shares of Common Stock are offered subject to receipt and acceptance by the Underwriters and to certain other conditions, including the right to reject orders in whole or in part.

  The Company and the Selling Stockholders have granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 1,312,500 additional shares of Common Stock to cover over-allotments, if any, at the offering price less the underwriting discount set forth on the cover page of this Prospectus. To the extent the Underwriters exercise this option, each of the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with the Offering.

  The Underwriting Agreement provides that the Company and the Selling Stockholders will indemnify the Underwriters against certain liabilities, including liabilities under the Act, or will contribute to payments that the Underwriters may be required to make in respect thereof.

  The Company and the Selling Stockholders have agreed that they will not, without the prior written consent of Montgomery Securities (which consent may be withheld in its sole discretion) and subject to certain limited exceptions, directly or indirectly, sell offer, contract or grant any option to sell, make any short sale, pledge, transfer, establish an open "put equivalent position" within the meaning of Rule 16a-1(h) under the Exchange Act, or otherwise dispose of any shares of Common Stock, options or warrants to acquire Common Stock, or securities exchangeable or exercisable for or convertible into Common Stock currently owned either of record or beneficially by them or announce the intention to do any of the foregoing, for a period commencing on the date of this Prospectus and continuing to a date 180 days after such date. NationsBanc Montgomery Securities, Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock up agreements. In addition, the Company has agreed that, for a period of 180 days after the date of this Prospectus, it will not, without the consent of NationsBanc Montgomery Securities, Inc., issue, offer, sell or grant options to purchase or otherwise dispose of any equity securities or securities convertible into or exchangeable for equity securities except for
(i) the issuance of shares of Common stock offered hereby and (ii) the grant of options to purchase shares of Common Stock pursuant to the Stock Option Plan and shares of Common Stock issued pursuant to the exercise of such options, provided that such options shall not vest, or the Company shall obtain the written consent of the grantee not to transfer such shares, until the end of such 180-day period. See "Management--Stock Options" and "Shares Eligible for Future Sale."

  Prior to this Offering, there has been no public market for the Common Stock. Consequently, the initial public offering price will be determined by negotiations among the Company, the Selling Stockholders and the Representatives. Among the factors to be considered in such negotiations are the history of, and prospects for, the Company and the industry in which it competes, an assessment of the Company management, its past and present operations and financial performance, the prospects for further earnings of the Company, the present state of the Company's development, the general condition of the securities markets at the time of the Offering, the market prices of and demand for publicly traded common stocks of comparable companies in recent periods and other factors deemed relevant.

  The Representatives have advised the Company that, pursuant to Regulation M under the Securities Act, certain persons participating in this Offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the Common Stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of the Common Stock on behalf of the Underwriters for the purpose of fixing or maintaining the price of the Common Stock. A "syndicate covering transaction" is the bid for or the purchase of the Common Stock on behalf of the Underwriters to reduce a short position incurred by the Underwriters in connection with this Offering. A "penalty bid" is an arrangement permitting the Representatives to reclaim the selling concession otherwise accruing to an Underwriter or syndicate member in connection with this Offering if the Common Stock originally sold by such Underwriter or syndicate member is purchased by the Representative in a syndicate covering transaction and has therefore not been effectively placed by such Underwriter or syndicate member. The Representatives have advised the Company that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

  NationsBanc Montgomery Securities, Inc. and PaineWebber Incorporated have in the past performed investment banking and advisory services for ICII and certain of its other affiliates. Credit Suisse First Boston acted as private placement agent for the Company's most recent securitization transaction in June 1997. In addition, Credit Suisse First Boston makes available a $300 million repurchase facility to the Company. See "Business--Financing-- Warehouse Lines of Credit and Repurchase Facilities."

  The Representatives have informed the Company that the Underwriters do not expect to make sales to accounts over which they exercise discretionary authority in excess of 5% of the number of shares of Common Stock offered hereby.

                                 LEGAL MATTERS

  Certain matters relating to this offering are being passed upon for the Company and the Selling Stockholders by Freshman, Marantz, Orlanski, Cooper & Klein, a law corporation, Beverly Hills, California. Certain legal matters will be passed upon for the Underwriters by Gibson, Dunn & Crutcher LLP, San Francisco, California.

                                    EXPERTS

  The financial statements of Franchise Mortgage Acceptance Company LLC as of June 30, 1997 and December 31, 1996, and 1995, and for the six-months ended June 30, 1997, June 30, 1995 and December 31, 1995, and the years ended December 31, 1996 and 1994, have been included herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                   FRANCHISE MORTGAGE ACCEPTANCE COMPANY LLC

                         INDEX TO FINANCIAL STATEMENTS

Independent Auditors' Report................................................ F-2
Balance Sheets.............................................................. F-3
Statements of Operations.................................................... F-4
Statements of Changes in Members' Equity.................................... F-5
Statements of Cash Flows.................................................... F-6
Notes to Financial Statements............................................... F-7

Schedules are omitted because they are either inapplicable or the required information is included in the financial statements or notes thereto.

                         INDEPENDENT AUDITORS' REPORT

The Managers
Franchise Mortgage Acceptance Company LLC:

  We have audited the accompanying balance sheets of Franchise Mortgage Acceptance Company LLC as of June 30, 1997, and December 31, 1996 and 1995, and the related statements of operations, changes in members' equity and cash flows for the six months ended June 30, 1997 and December 31, 1995, and the year ended December 31, 1996, and the six months ended June 30, 1995, and the year ended December 31, 1994 (Predecessor periods). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Franchise Mortgage Acceptance Company LLC as of June 30, 1997, and December 31, 1996 and 1995, and the results of its operations and its cash flows for the six-months ended June 30, 1997 and December 31, 1995, and the year ended December 31, 1996, and the six months ended June 30, 1995, and the year ended December 31, 1994 (Predecessor periods), in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP

Los Angeles, California
August 25, 1997

                   FRANCHISE MORTGAGE ACCEPTANCE COMPANY LLC

                                 BALANCE SHEETS

                                 (IN THOUSANDS)

                                        PRO FORMA              DECEMBER 31,
                                      JUNE 30, 1997 JUNE 30, -----------------
                                        (NOTE 3)      1997     1996     1995
                                      ------------- -------- -------- --------
                                       (UNAUDITED)
               ASSETS
Cash.................................   $     15    $     15 $    --  $    --
Restricted cash......................        --          --       --       526
Interest bearing deposits............      2,667       2,667    2,594      --
Securities available for sale........      2,581       2,581   39,349      --
Loans and leases held for sale.......    208,014     208,014   98,915  181,254
Retained interest in loan
 securitizations.....................      7,002       7,002    6,908      --
Premises and equipment, net..........      1,433       1,433    1,162      235
Goodwill.............................      4,571       4,571    4,332    4,226
Receivable from Southern Pacific
 Thrift & Loan.......................        --          --       --       579
Receivable from Imperial Credit
 Industries, Inc.....................        --          --       --       924
Accrued interest receivable..........      1,137       1,137      560    1,108
Other assets.........................      5,536       5,536    6,356      196
                                        --------    -------- -------- --------
    Total assets.....................   $232,956    $232,956 $160,176 $189,048
                                        ========    ======== ======== ========
   LIABILITIES AND MEMBERS' EQUITY
Book overdraft.......................   $    --     $    --  $    171 $    445
Payable to Imperial Credit
 Industries, Inc.....................     12,997       9,997   17,728      --
Borrowings...........................    195,922     195,922  125,240   69,637
Bonds................................        --          --       --   111,995
Deferred income taxes................      7,018         --       --       --
Accrued interest payable.............        878         878      148    1,062
Other liabilities....................      4,061       4,061    2,432    2,136
                                        --------    -------- -------- --------
    Total liabilities................    220,876     210,858  145,719  185,275
                                        --------    -------- -------- --------
Commitments and contingencies (Note
 19)
Members' equity:
  Members' capital...................        --        5,792    5,792    4,432
  Preferred stock, $.001 par value;
   10,000,000 shares authorized; none
   issued and outstanding actual or
   pro forma.........................        --          --       --       --
  Common stock, $.001 par value;
   100,000,000 shares authorized; no
   shares issued and outstanding
   actual; 21,887,500 shares issued
   and outstanding pro forma.........         22         --       --       --
  Additional paid in capital.........     12,058         --       --       --
  Retained earnings (accumulated
   deficit)..........................        --       16,306    8,665     (659)
                                        --------    -------- -------- --------
  Total members' equity..............     12,080      22,098   14,457    3,773
                                        --------    -------- -------- --------
  Total liabilities and members'
   equity............................   $232,956    $232,956 $160,176 $189,048
                                        ========    ======== ======== ========

                See accompanying notes to financial statements.

                   FRANCHISE MORTGAGE ACCEPTANCE COMPANY LLC

                            STATEMENTS OF OPERATIONS

                                 (IN THOUSANDS)

                                                                                PREDECESSOR
                                                                          -----------------------
                         SIX MONTHS                           SIX MONTHS  SIX MONTHS
                           ENDED    SIX MONTHS   YEAR ENDED     ENDED       ENDED     YEAR ENDED
                          JUNE 30,  ENDED JUNE  DECEMBER 31, DECEMBER 31,  JUNE 30,  DECEMBER 31,
                            1997     30, 1996       1996         1995        1995        1994
                         ---------- ----------- ------------ ------------ ---------- ------------
                                    (UNAUDITED)
Revenue:
  Gain on sale of
   loans................  $19,808     $12,520     $18,671       $  --      $   --       $4,052
                          -------     -------     -------       ------     -------      ------
  Interest income.......   10,767       1,257      16,130        1,929       1,121       1,445
  Interest expense......    9,394         955      14,489        1,690         967       1,408
                          -------     -------     -------       ------     -------      ------
    Net interest
     income.............    1,373         302       1,641          239         154          37
                          -------     -------     -------       ------     -------      ------
  Loan servicing
   income...............    1,376         649       1,191          349         326         306
  Other income..........      --           63          63          --          --           68
                          -------     -------     -------       ------     -------      ------
    Total other income..    1,376         712       1,254          349         326         374
                          -------     -------     -------       ------     -------      ------
    Total revenues......   22,557      13,534      21,566          588         480       4,463
                          -------     -------     -------       ------     -------      ------
Expense:
  Personnel and
   commission...........    4,665       3,901       8,270          356         931       1,723
  Professional
   services.............    1,176         602       1,093          106         477       1,057
  Travel................      524         202         614          155         182         340
  Business promotion....      316         198         450           96          62         170
  Occupancy.............      277         122         310           94          55          97
  Goodwill
   amortization.........      169         251         411          146         --          --
  General and
   administrative.......    1,467         495       1,094          294         684       1,804
                          -------     -------     -------       ------     -------      ------
    Total expense.......    8,594       5,771      12,242        1,247       2,391       5,191
                          -------     -------     -------       ------     -------      ------
    Net income (loss)...  $13,963     $ 7,763     $ 9,324       $ (659)    $(1,911)     $ (728)
                          =======     =======     =======       ======     =======      ======
Pro forma earnings data
 (unaudited):
  Net income as
   reported.............  $13,963     $ 7,763     $ 9,324
  Pro forma income
   taxes................    5,935       3,366       3,873
                          -------     -------     -------
  Pro forma net income..  $ 8,028     $ 4,397     $ 5,451
                          =======     =======     =======
  Pro forma net income
   per share............  $  0.37     $  0.20     $  0.25
                          =======     =======     =======
Supplemental pro forma
 earnings data
 (unaudited):
  Net income as
   reported.............  $13,963
  Establishment of
   deferred tax
   liability............    7,018
                          -------
  Supplemental pro forma
   net income...........  $ 6,945
                          =======
  Supplemental pro forma
   net income per
   share................  $  0.32
                          =======


                See accompanying notes to financial statements.

                   FRANCHISE MORTGAGE ACCEPTANCE COMPANY LLC

                    STATEMENTS OF CHANGES IN MEMBERS' EQUITY

           FOR THE SIX MONTHS ENDED JUNE 30, 1997, DECEMBER 31, 1995
       AND JUNE 30, 1995, AND THE YEARS ENDED DECEMBER 31, 1996 AND 1994

                                 (IN THOUSANDS)

                                                       ACCUMULATED      TOTAL
                                          MEMBERS'  (DEFICIT) RETAINED MEMBERS'
PREDECESSOR                               CAPITAL        EARNINGS       EQUITY
-----------                               --------  ------------------ --------
Balance, January 1, 1994................. $   --         $(2,069)      $(2,069)
Net Loss.................................     --            (728)         (728)
                                          -------        -------       -------
Balance, December 31, 1994............... $   --          (2,797)       (2,797)
Net Loss.................................     --          (1,911)       (1,911)
                                          -------        -------       -------
Balance, June 30, 1995................... $   --         $(4,708)      $(4,708)
                                          =======        =======       =======
THE COMPANY
-----------
Members' contribution--ICII.............. $ 7,592        $   --        $ 7,592
Members' contribution--Knyal.............     645            --            645
Return of capital--ICII..................  (3,805)           --         (3,805)
Net loss.................................     --            (659)         (659)
                                          -------        -------       -------
Balance, December 31, 1995............... $ 4,432        $  (659)      $ 3,773
Net income...............................     --           9,324         9,324
Members' Contribution--ICII..............   1,360            --          1,360
                                          -------        -------       -------
Balance, December 31, 1996............... $ 5,792        $ 8,665       $14,457
Tax Distribution--ICII...................     --          (4,215)       (4,215)
Tax Distribution--Knyal..................     --          (2,107)       (2,107)
Net income...............................     --          13,963        13,963
                                          -------        -------       -------
Balance, June 30, 1997................... $ 5,792        $16,306       $22,098
                                          =======        =======       =======


                See accompanying notes to financial statements.

                   FRANCHISE MORTGAGE ACCEPTANCE COMPANY LLC

                            STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                                 PREDECESSOR
                                                                            ----------------------
                                                                              SIX
                          SIX MONTHS                            SIX MONTHS   MONTHS
                            ENDED     SIX MONTHS   YEAR ENDED     ENDED      ENDED     YEAR ENDED
                           JUNE 30,   ENDED JUNE  DECEMBER 31, DECEMBER 31, JUNE 30,  DECEMBER 31,
                             1997      30, 1996       1996         1995       1995        1994
                          ----------  ----------- ------------ ------------ --------  ------------
                                      (UNAUDITED)
Cash flows from
 operating activities:
Net income (loss).......  $  13,963    $   7,763   $   9,324    $    (659)  $ (1,911)   $  (728)
Adjustments to reconcile
 net income (loss) to
 net cash provided
 (used) by operating
 activities:
Depreciation and
 amortization...........        388          289       2,883          153         16        --
Loans originated........   (300,617)    (208,361)   (458,467)    (130,314)       --         --
Gain on sale of loans...    (19,808)     (12,520)    (18,671)         --         --         --
Loans sold to (purchased
 from) affiliates.......     17,772      205,281     222,462     (196,631)       --         --
Proceeds from loan sales
 and securitizations....    193,349      173,176     337,015      145,691        --         --
Decrease (increase) in
 accrued interest
 receivable.............       (577)         952         548       (1,108)      (524)       (99)
Increase in securities
 owned..................        --           --          --           --     (45,778)    (5,107)
Gain on sale of
 servicing rights.......        --           --          --           (31)                  --
Net change in other
 liabilities............      2,359         (829)       (618)       3,198        828       (197)
Net change in other
 assets.................        931       (1,497)     (7,027)      (2,214)     1,044        341
                          ---------    ---------   ---------    ---------   --------    -------
Net cash provided (used)
 by operating
 activities.............    (92,240)     164,254      87,449     (181,915)   (46,325)    (5,790)
                          ---------    ---------   ---------    ---------   --------    -------
Cash flows from
 investing activities:
Purchases of premises
 and equipment..........       (490)        (638)     (1,190)        (162)        52        --
Increase in interest
 bearing deposits.......        (73)      (2,525)     (2,594)         --         --         --
Purchase of securities
 available for sale.....        --        (9,691)    (41,704)         --         --         (15)
Sale of securities
 available for sale.....     36,768          --          --           --         --         --
Purchase of other
 investments............       (408)         --       (4,383)         --         --         --
Sale of servicing
 rights.................        --           --          --         3,805        --         --
                          ---------    ---------   ---------    ---------   --------    -------
Net cash provided (used)
 by investing
 activities.............     35,797      (12,854)    (49,871)       3,643         52        (15)
                          ---------    ---------   ---------    ---------   --------    -------
Cash flows from
 financing activities:
Issuance of bonds.......        --           --          --       111,995        --         --
Repayment of bonds......        --      (111,995)   (111,995)         --         --         --
Net change in borrowings
 from ICII..............     (7,731)       7,009      17,728          --         --       3,500
Increase in borrowings..     70,682      (46,402)     55,603       69,637     46,391      2,275
Member (distributions)
 contributions..........     (6,322)         144       1,360       (3,805)       --         --
                          ---------    ---------   ---------    ---------   --------    -------
Net cash provided (used)
 by financing
 activities.............     56,629     (151,244)    (37,304)     177,827     46,391      5,775
                          ---------    ---------   ---------    ---------   --------    -------
Net change in cash......        186          156         274         (445)       118        (30)
Cash (book overdraft) at
 beginning of period....       (171)        (445)       (445)         --         102        132
                          ---------    ---------   ---------    ---------   --------    -------
Cash (book overdraft) at
 end of period..........  $      15    $    (289)  $    (171)   $    (445)  $    220    $   102
                          =========    =========   =========    =========   ========    =======

                See accompanying notes to financial statements.

                   FRANCHISE MORTGAGE ACCEPTANCE COMPANY LLC

                         NOTES TO FINANCIAL STATEMENTS

                   JUNE 30, 1997, DECEMBER 31, 1996 AND 1995

(1) ORGANIZATION

  On June 30, 1995, Imperial Credit Industries, Inc. ("ICII") acquired from Greenwich Capital Financial Products, Inc. (Greenwich) certain assets of Greenwich's Franchise Mortgage Acceptance Company division (the FMAC Division), including all of Greenwich's rights under certain servicing contracts entered into by the FMAC Division (the Servicing Contracts) and a $410,000 obligation owed by Wayne L. Knyal (Knyal) to Greenwich. The Servicing Contracts pertain to the servicing of franchise loans that were previously securitized by Greenwich through the FMAC Division and other franchise loans owned by Greenwich and not yet securitized. Concurrent with the closing of the transactions described above, ICII entered into an operating agreement with Knyal, the former president of the FMAC Division, for the formation of a California limited liability company named Franchise Mortgage Acceptance Company LLC (the Company). In connection with the acquisition, the Company or its affiliates assumed certain liabilities related to the Servicing Contracts and Greenwich agreed to act as the Company's exclusive agent in connection with the securitization of franchise loans for a period of 24 months.

  The Company was formed to originate, securitize and service franchise loans. Under the terms of the operating agreement, in exchange for a 66 2/3% ownership interest in the Company, ICII was obligated to contribute to the Company $1.3 million in cash and all of the assets purchased from Greenwich. In exchange for a 33 1/3% ownership interest in the Company, Knyal caused his wholly owned company, FLRT, Inc., to contribute to the Company all of its rights under a servicing contract pertaining to franchise loans that were previously securitized by FLRT, Inc.

  On August 30, 1995, ICII completed the acquisition of certain net assets of the FMAC Division for a net purchase price of $7.6 million which included $3.8 million in contingent consideration based on loan originations after the date of acquisition up to a maximum principal amount of such loans equal to $250.0 million. The acquisition was recorded using the purchase method of accounting. Under this method of accounting, the purchase price was allocated to the respective assets acquired (primarily purchased servicing rights) with a fair value of $3.2 million at the date of the purchase transaction. The excess of the purchase price over the fair value of the net assets acquired was recorded as goodwill of $4.4 million.

  The Company has filed a registration statement relating to its initial public offering of common stock. At the completion of such offering the Company will no longer be treated as a partnership for income tax purposes and its income will become fully taxable. See Notes 3, 4 and 14.

  Immediately prior to the public offering, the Company will merge into Franchise Mortgage Acceptance Company. Franchise Mortgage Acceptance Company was incorporated in August, 1997; it has not commenced operations and has no assets, liabilities, or contingent liabilities. For accounting purposes, the merger will be effected at historical cost and the historical financial statements of the Company will become those of Franchise Mortgage Acceptance Company.

(2) BASIS OF PRESENTATION

  The financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the balance sheet and revenues and expenses for the periods presented. Significant balance sheet accounts which could be materially affected by such estimates include securities available for sale and retained interest in loan securitizations. Actual results could differ significantly from those estimates.

  The accompanying statements of operations and cash flows for the six months ended June 30, 1995, and the year ended December 31, 1994, are those of the Company's predecessor, the FMAC Division. Revenues and interest expense appearing on such statements of operations result from assets and debt of the FMAC Division

                   FRANCHISE MORTGAGE ACCEPTANCE COMPANY LLC which were accounted for separately by Greenwich. Personnel and commission expense appearing on such statements of operations apply to the employees of the FMAC Division, and such expense was also accounted for separately by Greenwich. All other expenses of the FMAC Division were either directly assigned or allocated to the FMAC Division by Greenwich based on either actual utilization or the number of FMAC Division employees. Management believes that the method used to allocate the expenses of Greenwich to the FMAC Division was reasonable and that the Company's expenses on a stand alone basis as if the Company had operated during the predecessor period as an entity unaffiliated with Greenwich are not materially different from those expenses presented.

(3) PRO FORMA INFORMATION

 (a) Pro Forma Income Taxes (unaudited)

  As discussed in Note 14, the Company has been treated as a partnership for federal and state income tax purposes. Upon completion of the initial public offering discussed in Note 1, the Company will no longer be treated as a partnership for income tax purposes and its income will be subject to federal and state income taxes. The accompanying statements of operations for the six months ended June 30, 1997, and the year ended December 31, 1996, present unaudited pro forma income taxes and net income reflecting the estimated income tax expense of the Company as if it had been subject to normal federal and state income taxes for such periods.

  Unaudited pro forma income tax expense for the six months ended June 30, 1997, and the year ended December 31, 1996, included the following components:

                                  1997    1996
                                 ------- -------
                                 (IN THOUSANDS)
     Federal...................  $ 4,310 $ 2,812
     State.....................    1,625   1,061
                                 ------- -------
       Total pro forma income
        tax expense............  $ 5,935 $ 3,873
                                 ======= =======

  The differences between unaudited pro forma income tax expense at the statutory federal income tax rate of 34% and the unaudited pro forma income tax expense shown in the accompanying statements of operations for the six months ended June 30, 1997, and the year ended December 31, 1996, are as follows:

                                                                1997    1996
                                                               ------- -------
                                                               (IN THOUSANDS)
     Pro forma income tax expense at statutory rate..........  $ 4,747 $ 3,170
     State tax net of federal benefit........................    1,073     700
     Elimination of valuation allowance on net operating loss
      carry forward..........................................      --     (215)
     Other...................................................      115     218
                                                               ------- -------
       Total.................................................  $ 5,935 $ 3,873
                                                               ======= =======

  If the Company had not been treated as a partnership for tax purposes on June 30, 1997, a deferred income tax liability of approximately $7,018,000 would have been recorded as a charge to earnings and a corresponding decrease in retained earnings. The accompanying unaudited pro forma balance sheet as of June 30, 1997, and the unaudited supplemental pro forma earnings data for the six months ended June 30, 1997, reflect the effect on retained earnings and net income of establishing on June 30, 1997, the deferred tax liability.

  At June 30, 1997, the components of the unaudited pro forma deferred income tax liability were as follows:

                                                                  JUNE 30, 1997
                                                                  -------------
                                                                  (IN THOUSANDS)
     Gain on sale of loans deferred for income tax purpose......      $7,134
     Basis difference in retained interest in loan
      securitizations...........................................        (783)
     Deferred loan fees.........................................         667
                                                                      ------
       Total unaudited pro forma deferred income tax liability..      $7,018
                                                                      ======

                   FRANCHISE MORTGAGE ACCEPTANCE COMPANY LLC

 (b) Pro Forma Balance Sheet Information (unaudited)

  The pro forma information presented in the accompanying balance sheet as of June 30, 1997 reflects (i) the distribution of $3.0 million by the Company to members of its previously taxed and undistributed retained earnings, which amount is expected to be distributed at the closing date of the proposed initial public offering, subject to certain limitations (for purposes of the pro forma presentation, the distribution funds were obtained through short-term borrowings from ICII), (ii) an increase in the Company's deferred income tax liability of $7,018,000 as if the Company was not treated as a partnership for tax purposes on June 30, 1997 (Note 14), (iii) the reclassification of Members' capital and retained earnings as paid-in capital and common stock and
(iv) 21,887,500 shares issued and outstanding.

 (c) Pro Forma Earnings Per Share data (unaudited)

  The pro forma and supplemental pro forma earnings per share data is based upon 21,887,500 shares outstanding, such shares being those outstanding immediately after termination of the Company's partnership status for income tax purposes and prior to the initial public offering referred to in Note 1. Stock options which are expected to be issued upon the completion of the initial public offering referred to in Note 1 do not add incrementally to shares outstanding because the option price per share is equal to the initial public offering price.

(4) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS

  For purposes of the statement of cash flows, the Company considers all highly liquid investments with maturities of three months or less at date of acquisition to be cash equivalents. Restricted cash includes cash pledged as a reserve account for the FLRT 1995-B securitization.

INVESTMENT SECURITIES

  The Company classifies investments as held-to-maturity, trading, and/or available for sale. Held-to-maturity investments are reported at amortized cost, trading securities are reported at fair value, with unrealized gains and losses included in operations, and available for sale securities are reported at fair value with unrealized gains and losses included as a separate component of Members' equity. Discount and premium on such securities are amortized to income using the interest method over the life of the securities.

  Realized gains and losses on securities available for sale are included in earnings at the time of sale using the specific identification method for determining the cost of securities sold.

LOANS AND LEASES HELD FOR SALE

  Loans and leases held for sale are carried at the lower of aggregate cost or market.

RETAINED INTEREST IN LOAN SECURITIZATIONS

  The Company may create retained interest in loan securitizations as a result of the sale of loans into securitization trusts. Retained interest in loan securitizations is classified as available for sale and carried at estimated fair value with the unrealized gain or loss thereon included as a separate component of equity.

  Each loan securitization has specific credit enhancement requirements in the form of overcollateralization which must be met before the Company receives cash flows due. As the securitized assets generate excess cash flows, they are initially used to pay down the balance of the pass-through certificates until such time as the ratio of securitized assets to pass-through certificates reaches the overcollateralization requirement specified in each securitization. This overcollateralization amount is carried on the balance sheet as retained interest in loan securitizations. After the overcollateralization requirement and the other requirements specified in the pooling

                   FRANCHISE MORTGAGE ACCEPTANCE COMPANY LLC and servicing agreement have been met, the Company begins to receive the excess cash flows and a portion of the retained interest on a monthly basis.

  Retained interest in loan securitizations are amortized using the interest method. To the extent that actual future performance results are less than the Company's original performance estimates, the Company's retained interest in loan securitizations will be written down through a charge to operations in that period.

LOAN SALES AND RELATED GAIN OR LOSS

  Loans are sold through either securitizations or whole loan sales with servicing retained by the Company. Securitizations typically require credit enhancements in the form of cash reserves or overcollateralization that are reflected as retained interest in loan securitizations on the balance sheet. Sales are recognized when the transaction settles and the risks and rewards of ownership are determined to have been passed to the purchaser.

  Gain is recognized to the extent that the selling prices exceed the carrying value of the loans sold based on the estimated relative fair values of the assets transferred, assets obtained and liabilities incurred. The assets obtained in a sale include, generally, retained interest in loan securitizations, loan servicing assets, and call options. Liabilities incurred in a sale include, generally, recourse obligations, put options, and servicing liabilities. In the securitizations completed to date, the Company retained call options giving it the right to repurchase loans sold when the outstanding amount of such loans is 1% to 10% or less of the original amount sold, depending on the terms of the related securitization. As these call options are equivalent to a cleanup call, the Company has ascribed no value to them. The Company has not established servicing assets or liabilities, although the Company retained the servicing rights on the loans sold, because management has determined that revenues from contractually specified servicing fees (30 basis points) and other ancillary sources are just adequate to compensate the Company for its servicing responsibilities. Recourse obligations are included in the retained interests through discounting. The securitizations completed to date had no put option features.

  In determining the estimated fair values of the retained interest in loan securitizations, the Company estimates the cash flows therefrom and discounts such cash flows at interest rates determined by management (ranging from 11% to 19%) to be rates market participants would use in similar circumstances. Quoted market prices are not available as no active market exists for retained interest in loan securitizations. In estimating the cash flows, the Company considers default and prepayment rates. To date, the default rate used by the Company has been zero because the Company has incurred no credit losses. Management does, however, continually review the credit loss assumption and makes changes thereto based on portfolio trends and risks associated with new products. Generally, the Company has used zero prepayment rates because a prepayment penalty contained in lending documents has deterred borrower prepayments significantly.

LOAN ORIGINATION FEES

  Origination fees received on franchise loans held for sale, net of direct costs related to the origination of the loans, are deferred as an adjustment to the carrying value of loans held for sale. At the time of sale of the related loans, such deferred fees are taken into income and included with the gain or loss on sale of loans.

SERVICING FEES

  Servicing fees are earned on the cash flow streams from various pools of securitized loans serviced for others. Servicing fees are recognized as income when received. At June 30, 1997, December 31, 1996 and 1995, the Company serviced loans of $834.1 million, $593.7 million and $207.7 million, respectively, for affiliates and others.

PREMISES AND EQUIPMENT, NET

  Premises and equipment are stated at cost, less accumulated depreciation or amortization. Depreciation on premises and equipment is recorded using the straight-line method over the estimated useful lives of individual

                   FRANCHISE MORTGAGE ACCEPTANCE COMPANY LLC assets (three to seven years). Leasehold improvements are amortized over the terms of their related leases or the estimated useful lives of improvements, whichever is shorter.

INCOME TAXES

  Under current Federal and applicable state limited liability company laws and regulations, limited liability companies are treated as partnerships for tax reporting purposes and, accordingly, are not subject to income taxes. Therefore, no provision for income taxes has been made in the Company's financial statements. For tax purposes, income or losses are included in the tax returns of the members. Upon completion of the proposed initial public offering, the Company's LLC status will terminate and the Company's income will be fully taxable. See Note 3.

GOODWILL

  Goodwill is amortized on a straight-line basis over its estimated useful life of 15 years. Goodwill is reviewed for possible impairment when events or changed circumstances may affect the underlying basis of the asset.

HEDGING PROGRAM

  The Company regularly securitizes and sells fixed-and variable-rate mortgage loans. To offset the effects of interest rate fluctuations on the value of its fixed-rate loans held for sale, the Company in certain cases will hedge its interest rate risk related to loans held for sale by selling United States Treasury future contracts. Unrealized and realized gains and losses on such positions are deferred as an adjustment to the carrying value of loans and leases held for sale and included in income as gain or loss on sale of loans when the related loans are sold.

RECENT ACCOUNTING PRONOUNCEMENTS

  The Company adopted on January 1, 1997, Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 125"), which establishes accounting for transfers and servicing of financial assets and extinguishment of liabilities. This statement specifies when financial assets and liabilities are to be removed from an entity's financial statements, the accounting for servicing assets and liabilities and the accounting for assets that can be contractually prepaid in such a way that the holder would not recover substantially all of its recorded investment. Under SFAS 125, an entity recognizes only assets it controls and liabilities it has incurred, discontinues recognition of assets only when control has been surrendered, and discontinues recognition of liabilities only when they have been extinguished. SFAS 125 requires that the selling entity continue to carry retained interests, including servicing assets, relating to assets it no longer recognizes. Such retained interests are based on the relative fair values of the retained interests of the subject assets at the date of transfer. Transfers not meeting the criteria for sale recognition are accounted for as a secured borrowing with a pledge of collateral. SFAS 125 requires an entity to recognize its obligation to service financial assets that are retained in a transfer of assets in the form of a servicing asset or liability. The servicing asset or liability is amortized in proportion to, and over the period of, net servicing income or loss. Servicing assets and liabilities are assessed for impairment based on their fair value. The implementation of SFAS 125 did not have a material impact on the Company's financial condition or results of operations. Under the provisions of SFAS 125, securitization interests retained by the Company as a result of securitization transactions will be held as either available for sale or trading.

  In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share" ("SFAS 128"). SFAS 128 simplifies the standards for computing and presenting earnings per share ("EPS") as previously prescribed by Accounting Principles Board Opinion No. 15, "Earnings per Share." SFAS 128 replaces primary EPS with basic EPS and fully diluted EPS with diluted EPS. Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted from issuance of common stock that then shared in

                   FRANCHISE MORTGAGE ACCEPTANCE COMPANY LLC earnings. SFAS 128 is effective for financial statements issued for periods ending after December 15, 1997, and earlier application is not permitted. Management has determined that the implementation of SFAS 128 will not have a material impact on the Company's financial condition or results of operations.

  Also in February 1997, the FASB issued SFAS No. 129, "Disclosure of Information about Capital Structure" ("SFAS 129"). SFAS 129 consolidates existing reporting standards for disclosing information about an entity's capital structure. SFAS 129 also supersedes specific requirements found in previously issued accounting statements. SFAS 129 must be adopted for financial statements for periods ending after December 15, 1997. The impact on the Company of adopting SFAS 129 is not expected to be material.

  In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. Management is in the process of determining what effect, if any, adoption will have on the Company's financial condition and results of operations.

  The FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," ("SFAS 131") in June 1997. SFAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to stockholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS 131 is effective for financial statements for periods beginning after December 15, 1997. Management has not yet determined what effect, if any, adoption will have on the Company's financial condition and results of operations.

(5) SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

  Noncash transactions for the six months ended December 31, 1995, included the contribution of all of the assets acquired by ICII from Greenwich including $80,000 of premises and equipment, $11,000 of prepaid expenses and approximately $3.1 million of servicing rights. In addition, servicing rights totaling $645,000 were contributed by Knyal for his interest in the Company. Cash paid for the six months ended December 31, 1995, for interest totaled $1.4 million, including approximately $1.0 million paid to Southern Pacific Thrift and Loan ("SPTL"), an affiliate of the Company. During 1996, ICII contributed $1.4 million to the Company by decreasing the balances of the outstanding payable to ICII by the amount of the contribution. Cash paid for interest for the six months ended June 30, 1997 and the year ended December 31, 1996 was $6.2 million and $15.6 million, respectively, including approximately $0 million and $10.0 million, respectively, paid to SPTL.

(6) SECURITIES AVAILABLE FOR SALE

  On June 20, 1996, the Company purchased two interest-only strips related to franchise loan securitizations completed by Greenwich Capital for a total price of $2,947,292 to yield approximately 15%. The carrying values of these securities was $2,581,183 and $2,778,110 at June 30, 1997 and December 31, 1996, respectively. For the year ended December 31, 1996, and the six months ended June 30, 1997, discount accretion and cash received was $217,415 and $386,597, respectively, and $204,389 and $401,316, respectively. As there is no active market for these securities, management estimated their fair values by discounting estimated cash flows from these securities at an interest rate determined by management to be the rate market participants would use in similar circumstances.

                   FRANCHISE MORTGAGE ACCEPTANCE COMPANY LLC

  On August 18, 1996, the Company purchased securitization certificates that had been issued by Greenwich Capital through the FMAC Division in 1991 for a total price of $38,756,339, which included a premium of $1,479,929. The certificates paid principal and interest and have final maturities in 2002 and 2003. Premium amortized and cash received during the year ended December 31, 1996, totaled $181,990 and $2,003,769, respectively. The carrying value of the certificates was $36,570,580 at December 31, 1996, and they were sold during 1997.

(7) LOANS AND LEASES HELD FOR SALE

  At June 30, 1997, December 31, 1996 and 1995, loans and leases held for sale consisted of the following:

                                                     1997     1996      1995
                                                   --------  -------  --------
                                                        (IN THOUSANDS)
   Loans.........................................  $188,825  $94,490  $174,879
   Equipment loans and leases....................    21,184    4,385       --
   Premium on franchise loans....................       --       --      5,946
   Net deferred loan fees........................    (1,324)    (750)     (203)
   Unearned lease income.........................    (3,270)    (497)      --
   Margin and deferred net losses on futures
    contracts used to hedge loans held for sale..     2,599    1,287       632
                                                   --------  -------  --------
     Loans and leases held for sale..............  $208,014  $98,915  $181,254
                                                   ========  =======  ========

  The Company's loans and leases are primarily comprised of loans to experienced franchisees of nationally recognized restaurant concepts. A substantial portion of its debtors' ability to honor their contracts is dependent upon the cash flows generated by the franchise restaurant units themselves. The loans and leases generally are collateralized by the business property, and the real estate on which the franchises are located.

  Loans and leases held for sale were pledged as collateral for the borrowings and bonds of the Company.

  As of June 30, 1997, there were two loans on nonaccrual totaling $1.2 million included in loans and leases held for sale. There were no restructured or impaired loans. As of December 31, 1996, 1995 and 1994 there were no nonaccrual, restructured or impaired loans.

(8) RETAINED INTEREST IN LOAN SECURITIZATIONS

  Activity in retained interest in loan securitizations was as follows for the six-months ended June 30, 1997, and the year ended December 31, 1996:

                                                                  1997    1996
                                                                 ------  ------
                                                                      (IN
                                                                  THOUSANDS)
     Balance, beginning of period............................... $6,908  $  --
     Additions..................................................    326   6,744
     Accretion..................................................    501     503
     Cash received..............................................   (733)   (339)
                                                                 ------  ------
     Balance, end of period..................................... $7,002  $6,908
                                                                 ======  ======

                   FRANCHISE MORTGAGE ACCEPTANCE COMPANY LLC

  The components of retained interest in loan securitizations were as follows at the dates indicated:

                                                           JUNE 30, DECEMBER 31,
                                                             1997       1996
                                                           -------- ------------
                                                              (IN THOUSANDS)
     Overcollateralization amounts........................  $5,283     $5,208
     Cash reserve deposit--restricted.....................   1,259      1,566
     Residual interests...................................     460        134
                                                            ------     ------
                                                            $7,002     $6,908
                                                            ======     ======

(9) ACQUISITION

  During April 1997, the Company acquired certain net assets of the Enterprise Financial Group for a purchase price of $408,000. The acquisition was recorded using the purchase method of accounting. Under this method of accounting the purchase price was allocated to the respective assets acquired. The excess of the purchase price over the fair value of the net assets acquired has been recorded as goodwill of approximately $408,000.

(10) PREMISES AND EQUIPMENT, NET

  Premises and equipment consisted of the following at June 30, 1997, December 31, 1996 and 1995:

                                                            1997    1996   1995
                                                           ------  ------  ----
                                                             (IN THOUSANDS)
     Furniture, fixtures and equipment.................... $1,374  $  968  $242
     Leasehold improvements...............................     59      78   --
     Construction in progress.............................    270     240   --
       Less accumulated depreciation and amortization.....   (270)   (124)   (7)
                                                           ------  ------  ----
     Ending balance....................................... $1,433  $1,162  $235
                                                           ======  ======  ====

(11) HEDGING

  As of June 30, 1997 and December 31, 1996, the Company had open positions of $149.2 million and $94.1 million, respectively, related to United States Treasury futures contracts used to hedge loans and leases held for sale. At June 30, 1997 and December 31, 1996, the Company's unrealized and realized net losses on future contracts was $0.9 million and $1.3 million, respectively. See Note 7.

                   FRANCHISE MORTGAGE ACCEPTANCE COMPANY LLC

(12) BORROWINGS

  Borrowings consisted of the following at June 30, 1997, December 31, 1996, and 1995 (dollars in thousands):

                                                                            JUNE 30, 1997                 DECEMBER 31, 1996
                                                                        ----------------------          ----------------------
                                                               INTEREST COMMITMENT  PRINCIPAL  INTEREST COMMITMENT  PRINCIPAL
                              EXPIRATION DATE       INDEX        RATE     AMOUNT   OUTSTANDING   RATE     AMOUNT   OUTSTANDING
                              ---------------       -----      -------- ---------- ----------- -------- ---------- -----------
CS First                     December 31, 1998  Libor plus       7.29%  $ 300,000   $167,447     7.31%  $ 300,000   $ 48,673
Boston..........                                160 to 235
                                                basis points
Banco                        June 1, 1998       Libor plus       7.29%     50,000     16,465     7.63%     50,000     16,181
Santander.......                                160
                                                basis points
Greenwich
Capital                      30 days on demand  Libor plus        --          --         --      7.36%        Not     35,158
Financial Products, Inc. ..                     125 basis                                               specified
                                                points
Southern Pacific
Thrift & Loan...             Not specified      Coupon less       --          --         --      9.17%     25,228     25,228
                                                approximately
                                                50 basis
                                                points
Sanwa Bank......             September 30, 1997 Eurodollars      7.50%     15,000     12,010      --          --         --
                                                plus 200
                                                basis points
Imperial Credit
Industries, Inc. ..          Not Specified      Fixed           12.00%        Not      9,997    12.00%        Not     17,728
                                                                        specified                       specified
                                                                        ---------   --------            ---------   --------
                                                                        $ 365,000   $205,919            $ 375,228   $142,968
                                                                        =========   ========            =========   ========
                                        DECEMBER 31, 1995
                                      ----------------------
                             INTEREST COMMITMENT  PRINCIPAL
                               RATE     AMOUNT   OUTSTANDING
                             -------- ---------- -----------
CS First                        --    $     --     $   --
Boston..........
Banco                          8.00%     25,000     12,615
Santander.......
Greenwich
Capital                        7.25%        Not     10,054
Financial Products, Inc. ..           specified
Southern Pacific
Thrift & Loan...               9.17%     46,968     46,968
Sanwa Bank......                --          --         --
Imperial Credit
Industries, Inc. ..           12.00%        --         --
                                      ---------- -----------
                                      $  71,968    $69,637
                                      ========== ===========

  The proceeds of the loan from Greenwich Capital Financial Products, Inc. at December 31, 1996, were used to purchase asset backed securities totaling $39.3 million which are included in securities available for sale in the accompanying balance sheets. The above borrowings are collateralized by franchise loans held for sale and interest bearing deposits.

                   FRANCHISE MORTGAGE ACCEPTANCE COMPANY LLC

(13) BONDS

  In December 1995, the Company, through a special purpose entity ("SPE"), issued pass-through certificates (the "Bonds") secured by $105.2 million of franchise loans. The Bonds consisted of three separate classes, Class A, Class B and Class C, with principal balances at December 31, 1995 of approximately $92.6 million, $4.2 million and $4.2 million, respectively. The Class C bonds were subordinate to Class B, and both Class B and C are subordinate to Class
A. The Bonds had a weighted average loan rate of 9.63%, a pass-through rate of 8.59%, and a stated maturity of 13 years. The premium associated with the Bonds of $11.0 million was amortized as an adjustment to interest expense over the anticipated life of the Bonds. Due to the Company's retained interest in the SPE and the disproportionate payments on the pass-through certificates, the Company accounted for this transaction as a financing.

  On March 28, 1996, the Company sold its interest in the SPE to Imperial Credit Mortgage Holdings, Inc. an affiliate, receiving proceeds from the sale of $2.8 million. As a result of the sale, the Company removed from its balance sheet the loans and related bonds of $111.2 million and $112.0 million, respectively, resulting in a net gain of $3.6 million.

(14) INCOME TAXES

  The Company has qualified to be treated as a partnership for both federal and state income tax purposes, and, as a result, is not subject to Federal and state income taxes. Therefore, no asset or liability for income taxes has been included in the historical financial statements. The Members are liable for individual Federal and state income taxes on their allocated portions of the Company's taxable income.

  Upon completion of the public offering discussed in Note 1, the Company will not be treated as a partnership for federal and state income tax purposes, and its income will become fully taxable. This will result in the establishment of a deferred income tax liability using normal federal and state income tax rates, causing a one-time non-cash charge against earnings for additional income tax expense equal to the amount of the deferred tax liability. As of June 30, 1997, the deferred income tax liability which would have been recorded had the Company not been treated as a partnership for tax purposes on that date was approximately $7,018,000. For further information on this deferred income tax liability and income taxes, see Note 3.

(15) PROFIT SHARING AND 401(K) PLANS

  The Company's employees participate in a 401(k) plan sponsored by ICII. Under the plan, employees may elect to enroll at the beginning of any month in which the employee has been employed for at least six months. Employees may contribute up to 14% of their salaries. The Company will match 50% of the employee's contribution up to 4% of the employee's compensation. The Company may also make a discretionary contribution on an annual basis to be allocated to participants who have contributed in excess of 4% of their compensation. The allocation is based upon a formula set by the plan and requires a five-year vesting period. All forfeitures are allocated to the remaining participants in the plan. Distribution of vested benefits to a terminated participant in the 401(k) is made in accordance with the contribution allocation form signed by the employee. Distributions are made, by election of the participant, in either certificates of deposit, ICII common stock and stock or bond mutual funds or a combination thereof.

  The Company contributed $105,000, $88,000 and $13,000 to the 401(k) plan in for the six months ending June 30, 1997, the year ended December 31, 1996 and the six months ended December 31, 1995, respectively.

                   FRANCHISE MORTGAGE ACCEPTANCE COMPANY LLC

(16) TRANSACTIONS WITH AFFILIATES

  In the ordinary course of business, the Company has conducted transactions with affiliated companies. In the opinion of management all such transactions are conducted at "arm's length" in accordance with the Company's policies.

  At December 31, 1995, the Company had a net receivable of principal and interest on franchise loans from SPTL of $579,000. In July 1995, the Company sold approximately $3.8 million of franchise loan servicing rights to SPTL, resulting in a gain of $31,000. The Company also had a receivable from ICII, a member, of $924,000 bearing interest at 10.4% as of December 31, 1995 and a payable of $526,000 relating to ICII's residual interest in the Franchise Loan Receivable Trust 1995-B (FLRT 1995-B).

  The Company provides subservicing on a contractual basis for servicing rights owned by SPTL. At June 30, 1997, and December 31, 1996 and 1995, there were approximately $151 million, $183 million and $262 million of loans outstanding underlying this subservicing arrangement. The Company receives approximately 13 basis points for providing such services.

  The Company purchased $55.3 million in franchise loans at a $6.0 million premium from SPTL on December 29, 1995. These franchise loans were purchased by SPTL from Greenwich on November 30, 1995.

  The Company purchased $15.5 million in franchise loans at par value from SPTL on June 26, 1997. These franchise loans were purchased by SPTL from the Company in 1996 and 1997.

  SPTL has provided warehouse facilities for the Company under which the loans are closed under SPTL's name with the intent to resell the franchise loans to the Company for inclusion into securitizations. The rate charged is equivalent to the rate earned on the franchise loans less approximately 50 basis points, or 9.17%. As of June 30, 1997, December 31, 1996 and December 31, 1995, the Company had an outstanding balance of $0, $25.2 million and $47.0 million, respectively, with respect to this facility. During the six months ended
June 30, 1997, the year ended December 31, 1996 and the six months ended December 31, 1995, the Company paid SPTL $0 million, $10.3 million and
$1.2 million in interest expense associated with this facility. At June 30, 1997, loans originated by the Company for SPTL totaled approximately $104.3 million.

  At June 30, 1997 and December 31, 1996, the Company had borrowings from ICII outstanding of $10.0 million and $17.7 million, respectively. The Company pays interest at 12% on the outstanding balance. The Company pays to ICII monthly 15 basis points on the Company's non-affiliate borrowing commitments in consideration for ICII's guaranty of such borrowings.

(17) OTHER INVESTMENTS

  At June 30, 1997, and December 31, 1996, the Company had approximately $4.4 million of equity investments included in other assets. These investments represent interests in limited liability companies ("LLCs") or limited partnerships (collectively, the "investees") which were formed to own and operate restaurant franchise concepts, and are owned through investor LLCs, the members of which consist of the Company, the Company's chief executive officer, and ICII. Member ownership percentages in the investor LLCs range from 50% to 100% for the Company, from 0% to 0.33% for the chief executive officer, and from 0.67% to 50% for ICII. The Company consolidates all investor LLCs in which it has a greater than 50% ownership interest because the terms of the operating agreements vest control with the Company. The investor LLC in which the Company has a 50% ownership interest is accounted for under the equity method because the operating agreement provides for joint and equal management by the Company and the other 50% owner.

  The investor LLC's ownership interests in the investees range from 32.5% to 49.0%. A director of the Company owns 60% of one investee and the investor LLC owns 40%; such investor LLC is owned 50% by the Company and 50% by ICII. Accordingly, the Company's ownership interests in the investees (through the

                   FRANCHISE MORTGAGE ACCEPTANCE COMPANY LLC investor LLCs) range from 20% to 48.5%. These investments are accounted for by the Company under the equity method as the terms of the investment agreements do not place the investor LLCs or the Company in a position of control over the investees. Management has determined that the Company's equity in the net income or loss of the investees is not material at this time.

  The June 30, 1997, unpaid balances of loans to the investees made by the Company total approximately $100.4 million of which $80.3 million has been securitized and sold and $20.1 million is included in loans held for sale. At June 30, 1997, none of these loans was past due.

  Under the terms of the partnership and investment agreements, the investor LLCs are committed under certain circumstances to make additional loans and capital contributions of approximately $5.6 million.

(18) FAIR VALUE OF FINANCIAL INSTRUMENTS

  Financial instruments include interest bearing deposits, securities available for sale, loans and leases held for sale, futures contracts used to hedge loans held for sale, retained interest in loan securitizations, receivables from and payables to affiliates, borrowings and bonds. Fair value estimates are subjective in nature and involve uncertainties and matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. In addition, the fair value estimates presented do not include the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments.

  The carrying values of interest-bearing deposits and receivables from and payables to affiliates and members approximate fair value due to their short-term nature. The fair value of securities available for sale was based on discounted cash flow. The fair value of loans and leases held for sale is estimated by discounting expected future cash flows at an estimated market rate of interest. A market rate of interest is estimated based on the AAA Corporate Bond Rate, adjusted for credit risk and the Company's cost to administer such loans. The fair value of retained interest in loan securitizations was estimated by discounting future cash flows using rates that an unaffiliated third-party purchaser would require on instruments with similar terms and remaining maturities. The fair values of borrowings and bonds was estimated by discounting cash flows at interest rates for debt having similar credit ratings and maturities.

  The estimated fair values of the Company's financial instruments are as follows (in thousands):

                                1997                1996                1995
                         ------------------- ------------------- -------------------
                         CARRYING ESTIMATED  CARRYING ESTIMATED  CARRYING ESTIMATED
                          AMOUNT  FAIR VALUE  AMOUNT  FAIR VALUE  AMOUNT  FAIR VALUE
                         -------- ---------- -------- ---------- -------- ----------
Assets:
  Interest-bearing
   deposits............. $  2,667  $  2,667  $  2,594  $  2,594  $    --   $    --
  Loans and leases held
   for sale.............  208,014   208,014    98,915   102,872   181,254   185,165
  Retained interest in
   loan
   securitizations......    7,002     7,002     6,908     6,908       --        --
  Securities available
   for sale.............    2,581     2,581    39,349    39,349       --        --
  Receivable due from
   affiliate............      --        --        --        --        579       579
  Receivable due from
   member...............      --        --        --        --        924       924
Liabilities:
  Payable due to
   Imperial Credit
   Industries, Inc...... $  9,997  $  9,997  $ 17,728  $ 17,728  $    --   $    --
  Borrowings............  195,922   195,922   125,240   125,240    69,637    69,637
  Bonds.................      --        --        --        --    111,995   111,995

                   FRANCHISE MORTGAGE ACCEPTANCE COMPANY LLC

(19) COMMITMENTS AND CONTINGENCIES

 Leases

  Minimum rental commitments under noncancelable operating leases at June 30, 1997, were as follows (in thousands):

     Six months ended December 31, 1997................................. $  406
     Year ended December 31,:
       1998.............................................................    713
       1999.............................................................    724
       2000.............................................................    706
       2001.............................................................    639
                                                                         ------
       Thereafter.......................................................    196
                                                                         ------
       Total............................................................ $3,384
                                                                         ======

  Rent expense for the six months ending June 30, 1997, the year ended December 31, 1996 and the six months ending December 31, 1995 was $241,000, $292,000 and $94,000, respectively.

 Litigation

  The Company is involved in litigation arising from the normal course of business. The Company is currently involved in a dispute with a vendor regarding the value of services rendered. Management does not believe that an adverse settlement, if any, would have a material impact on the Company's financial condition or results of operations.

  The predecessor entity to the Company, and an officer of such entity and of the Company, among others, are named as defendants in De Wald et al. vs. Knyal et al. filed on November 15, 1996 in the Los Angeles Superior Court. The complaint seeks an accounting, monetary and punitive damages for alleged breach of contract, breach of fiduciary duty, breach of implied covenant of good faith and fair dealing and fraud arising from an alleged business relationship. The Company has not been named as a defendant in this lawsuit.

 Financial Guarantees

  The Company, among other subsidiaries of ICII, has jointly and severally and fully and unconditionally guaranteed ICII's $200 million 9.875% senior notes due January 15, 2007 and ICII's $70 liquidation amount of remarketed par securities. Such guarantees will terminate upon the deconsolidation of the Company in the financial statements of ICII, effective upon the closing of the Company's initial public offering.

 Loan Servicing

  Related fiduciary funds held in trust for investors in non-interest bearing accounts at unaffiliated financial institutions totalled $24,000 as of June 30, 1997. These funds are segregated in special bank accounts and are held as deposits in such financial institutions.

 Loan Commitments

  As of June 30, 1997, the Company had open short-term lending commitments amounting to approximately $76.2 million in process subject to credit approval. There is no exposure to credit loss in this type of commitment until the loans are funded. Interest rate risk is mitigated by the use of hedging strategies applied to each loan at the time of funding.

 Equity Investments

  As of June 30, 1997 the Company was obligated to make up to an additional $5.6 million in loans and equity investments under existing arrangements. See
Note 17.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  No dealer, salesman or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer made in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company, any of the Underwriters or the Selling Stockholders. This Prospectus does not constitute an offer to sell or a solicitation of, any offer to buy any shares of Common Stock other than the Shares of Common Stock to which it relates or an offer to, or a solicitation of, any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date hereof.

                              -------------------
                               TABLE OF CONTENTS
                              -------------------

                                                                          Page
                                                                          ----
Available Information....................................................   2
Prospectus Summary.......................................................   3
Risk Factors.............................................................  10
The Reorganization.......................................................  27
Use of Proceeds..........................................................  28
LLC Distributions........................................................  28
Dividend Policy..........................................................  28
Dilution.................................................................  29
Capitalization...........................................................  30
Selected Financial Data..................................................  31
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  33
Business.................................................................  40
Management...............................................................  58
Certain Transactions.....................................................  65
Principal and Selling Stockholders.......................................  70
Description of Capital Stock.............................................  71
Shares Eligible for Future Sale..........................................  73
Underwriting.............................................................  74
Legal Matters............................................................  76
Experts..................................................................  76
Index to Financial Statements............................................ F-1

  Until    , 1997 (25 days after the date of this Prospectus) all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               8,750,000 SHARES

                [LOGO OF FRANCHISE MORTGAGE ACCEPTANCE COMPANY]

                                 COMMON STOCK

                               ----------------

                                  PROSPECTUS

                               ----------------

                    NATIONSBANC MONTGOMERY SECURITIES, INC.

                          CREDIT SUISSE FIRST BOSTON

                           PAINEWEBBER INCORPORATED

                                       , 1997

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The Registrant estimates that expenses in connection with the offering described in this registration statement will be as follows:

                                                                      AMOUNT TO
                                                                       BE PAID
                                                                      ---------
   Securities and Exchange Commission registration fee..............  $ 51,838
   NASD filing fee..................................................    18,613
   Nasdaq National Market Listing fee...............................    50,000
   Printing expenses................................................   150,000
   Accounting fees and expenses.....................................   150,000
   Legal fees and expenses..........................................   200,000
   Fees and expenses (including legal fees) for qualifications under
    state securities laws...........................................    50,000
   Transfer agent's fees and expenses...............................    10,000
   Miscellaneous....................................................    69,549
                                                                      --------
       Total........................................................  $750,000*
                                                                      ========

-------
* Of this amount, $295,000 is payable by the Selling Stockholders.

  All amounts except the Securities and Exchange Commission registration fee and the NASD filing fee are estimated.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 145 of the Delaware General Corporation Law permits the Registrant to, and Article 8 of the Certificate of Incorporation provides that the Registrant may, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was, or has agreed to become, a director or officer of the Registrant, or is or was servicing, or has agreed to serve, at the request of the Registrant, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or on his behalf in connection with such action, suit or proceeding and any appeal therefrom.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  On June 30, 1995, Imperial Credit Industries, Inc. ("ICII") acquired from Greenwich Capital Financial Products Inc. ("Greenwich") certain assets of the Franchise Mortgage Acceptance Company division of Greenwich (the "Division") including all of Greenwich's rights under certain servicing contracts (the "FMAC Servicing Contracts") entered into by the Division and a $410,000 obligation owed by Wayne L. Knyal, the President and Chief Executive Officer of the Registrant, to Greenwich. Concurrent with the closing of the transactions described above, ICII entered into an operating agreement with Mr. Knyal for the formation of Franchise Mortgage LLC. In connection with the acquisition, Franchise Mortgage LLC or its affiliates assumed certain liabilities related to the FMAC Servicing Contracts.

  Franchise Mortgage LLC was formed to originate, securitize and service franchise loans. Under the terms of the operating agreement, in exchange for a 66.7% ownership interest in Franchise Mortgage LLC, ICII was obligated to contribute to Franchise Mortgage LLC $1.3 million in cash and all of the assets purchased from Greenwich. In exchange for a 33.3% ownership interest in Franchise Mortgage LLC, Knyal caused his wholly owned company, FLRT, Inc., to contribute to Franchise Mortgage LLC all of its rights under the FLRT Servicing Contracts.

  Immediately prior to this Offering, Franchise Mortgage LLC will merge into the Registrant (the "Reorganization"). As a result of the Reorganization, immediately prior to this Offering ICII will own 66.7% and FLRT, Inc. will own 33.3%, respectively, of the outstanding shares of capital stock of the Registrant representing 14,591,667 and 7,295,833 shares, respectively.

  The issuance of the ownership interests was and the stock issued on the effective date will be deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) promulgated under the Securities Act as transactions by an issuer not involving a public offering. In addition, the recipients of securities in each such transaction have or will represent their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends are affixed to the certificates issued in such transactions. All recipients had or have adequate access, through their relationships with the Company, to information about the Company.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (A) EXHIBITS

    1.1+    Form of Underwriting Agreement
    3.1+    Articles of Organization of Franchise Mortgage Acceptance Company
            LLC
    3.2+    Operating Agreement of Franchise Mortgage Acceptance Company LLC
    3.3+    Articles of Incorporation of Franchise Mortgage Acceptance Company,
            a Delaware corporation
    3.4*    Bylaws of Franchise Mortgage Acceptance Company, a Delaware
            corporation
    4.1*    Specimen Stock Certificate
    5.1*    Opinion of Freshman, Marantz, Orlanski, Cooper & Klein
   10.1+    Form of 1997 Stock Option Plan and Form of Option Agreement
   10.2*    Form of Employment Agreement by and between the Registrant and
            Wayne L. Knyal
   10.3+    Form of Services Agreement by and between the Registrant and
            Imperial Credit Industries, Inc.
   10.4(a)+ First Amendment to Office Lease dated November 26, 1996 by and between the Registrant and Delta Towers Joint Venture
       (b)+ Office Lease dated August 24, 1995 by and between the Registrant and Delta Towers Joint Venture
   10.5(a)+ Letter dated July 15, 1996 from Imperial Credit Industries, Inc. to
            Fawn Associates Limited Liability Company consenting to First
            Amendment to Lease dated as of March 22, 1996 by and between the
            Registrant and Fawn Associates Limited Liability Company
       (b)+ First Amendment to Lease dated as of March 22, 1996 by and between the Franchise Mortgage Acceptance Company LLC and Fawn Associates
            Limited Liability Company
       (c)+ Guaranty Agreement dated as of March 22, 1996 by and between
            Imperial Credit Industries, Inc. and Fawn Associates Limited
            Partnership
       (d)+ Lease dated as of March 22, 1996 by and between Franchise Mortgage
            Acceptance Company LLC and Fawn Associates Limited Liability
            Company
   10.6(a)+ Letter of Intent dated August 19, 1996 by and between Franchise
            Mortgage Acceptance Company LLC and CS First Boston Mortgage
            Capital Corp.
       (b)+ Master Repurchase Agreement dated as of October 10, 1996 by and between Franchise Mortgage Acceptance Company LLC and CS First
            Boston Mortgage Capital Corp.
       (c)+ Tri-party Custodial Agreement for Contracts dated October 10, 1996 by and among the Franchise Mortgage Acceptance Company LLC, CS
            First Boston Mortgage Capital Corp. and First Bank National
            Association
       (d)+ First Amendment to Repurchase Agreement and Custodial Agreement
            dated May 1, 1997 by and among the Franchise Mortgage Acceptance
            Company LLC, Credit Suisse First Boston Mortgage Capital LLC and
            First Bank National Association
   10.7+    Master Loan Sale Agreement, dated August 23, 1995 by and between the Franchise Mortgage Acceptance Company LLC and Southern Pacific
            Thrift & Loan Association
   10.8+    Master Participation Agreement dated November 22, 1995 by and among the Franchise Mortgage Acceptance Company LLC, Imperial Credit
            Industries, Inc., Certain Financial Institutions and Banco
            Santander, New York Branch

   10.9+   Credit Agreement dated as of February 28, 1997 by and among Franchise Mortgage Acceptance
           Company LLC and Sanwa Bank California
   10.10*  Form of Registration Rights Agreement by and among the Registrant, Imperial Credit Industries,
           Inc. and Wayne L. Knyal
   10.11*  Form of Tax Agreement by and among the Registrant, Franchise Mortgage
           Acceptance Company LLC, FLRT, Inc. and Imperial Credit Industries, Inc.
   10.12*  Master Loan and Security Agreement dated October 1997 by and between Franchise
           Mortgage Acceptance Company LLC and Morgan Stanley Asset Funding Inc.
   23.1    Consent of KPMG Peat Marwick LLP
   23.2*   Consent of Freshman, Marantz, Orlanski, Cooper & Klein (contained in Exhibit 5.1)
   24.1+   Power of Attorney (included on signature page of Registration Statement)

  --------
  * To be filed by amendment
  + Previously filed

ITEM 17. UNDERTAKINGS

  (a) The undersigned registrant hereby undertakes to provide to the Underwriter at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

  (b) insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (c) The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it is declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF LOS ANGELES, STATE OF CALIFORNIA ON OCTOBER 24, 1997.

                                          Franchise Mortgage Acceptance
                                           Company

                                                    /s/ Wayne L. Knyal
                                          By: _________________________________
                                             WAYNE L. KNYAL, PRESIDENT, CHIEF
                                               EXECUTIVE OFFICER (PRINCIPAL
                                                    EXECUTIVE OFFICER)

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITY INDICATED ON OCTOBER 24, 1997.

              SIGNATURE                                   TITLE


         /s/ Wayne L. Knyal               President, Chief Executive Officer
-------------------------------------      and Director (Principal Executive
           WAYNE L. KNYAL                  Officer)

         /s/ Raedelle Walker              Chief Financial Officer Executive
-------------------------------------      Vice President (Principal
           RAEDELLE WALKER                 Accounting Officer)

                  *                       Director
-------------------------------------
          H. WAYNE SNAVELY

                  *                       Director
-------------------------------------
       G. LOUIS GRAZIADIO, III

                  *                       Director
-------------------------------------
           PERRY A. LERNER

                  *                       Director
-------------------------------------
         MICHAEL A. MATKINS

                  *                       Director
-------------------------------------
           RONALD V. DAVIS

                  *                       Director
-------------------------------------
           JOHN E. MARTIN

                  *                       Director
-------------------------------------
         RICHARD J. LOUGHLIN

       *By  /s/ Wayne L. Knyal            Attorney-in-Fact
-------------------------------------
           WAYNE L. KNYAL

                               INDEX TO EXHIBITS

 EXHIBIT
  NUMBER                          DESCRIPTION OF EXHIBIT
 -------                          ----------------------
  1.1+    Form of Underwriting Agreement
  3.1+    Articles of Organization of Franchise Mortgage Acceptance Company LLC
  3.2+    Operating Agreement of Franchise Mortgage Acceptance Company LLC
  3.3+    Articles of Incorporation of Franchise Mortgage Acceptance Company, a
          Delaware corporation
  3.4*    Bylaws of Franchise Mortgage Acceptance Company, a Delaware
          corporation
  4.1*    Specimen Stock Certificate
  5.1*    Opinion of Freshman, Marantz, Orlanski, Cooper & Klein
 10.1+    Form of 1997 Stock Option Plan and Form of Option Agreement
 10.2*    Form of Employment Agreement by and between the Registrant and Wayne
          L. Knyal
 10.3+    Form of Services Agreement by and between the Registrant and Imperial
          Credit Industries, Inc.
 10.4(a)+ First Amendment to Office Lease dated November 26, 1996 by and between the Registrant and Delta Towers Joint Venture
     (b)+ Office Lease dated August 24, 1995 by and between the Registrant and
          Delta Towers Joint Venture
 10.5(a)+ Letter dated July 15, 1996 from Imperial Credit Industries, Inc. to
          Fawn Associates Limited Liability Company consenting to First
          Amendment to Lease dated as of March 22, 1996 by and between the
          Registrant and Fawn Associates Limited Liability Company
     (b)+ First Amendment to Lease dated as of March 22, 1996 by and between the Franchise Mortgage Acceptance Company LLC and Fawn Associates
          Limited Liability Company
     (c)+ Guaranty Agreement dated as of March 22, 1996 by and between Imperial
          Credit Industries, Inc. and Fawn Associates Limited Partnership
     (d)+ Lease dated as of March 22, 1996 by and between Franchise Mortgage
          Acceptance Company LLC and Fawn Associates Limited Liability Company
 10.6(a)+ Letter of Intent dated August 19, 1996 by and between Franchise
          Mortgage Acceptance Company LLC and CS First Boston Mortgage Capital
          Corp.
     (b)+ Master Repurchase Agreement dated as of October 10, 1996 by and between Franchise Mortgage Acceptance Company LLC and CS First Boston
          Mortgage Capital Corp.
     (c)+ Tri-party Custodial Agreement for Contracts dated October 10, 1996 by and among the Franchise Mortgage Acceptance Company LLC, CS First
          Boston Mortgage Capital Corp. and First Bank National Association
     (d)+ First Amendment to Repurchase Agreement and Custodial Agreement dated
          May 1, 1997 by and among the Franchise Mortgage Acceptance Company
          LLC, Credit Suisse First Boston Mortgage Capital LLC and First Bank
          National Association
 10.7+    Master Loan Sale Agreement, dated August 23, 1995 by and between the
          Franchise Mortgage Acceptance Company LLC and Southern Pacific Thrift
          & Loan Association
 10.8+    Master Participation Agreement dated November 22, 1995 by and among the Franchise Mortgage Acceptance Company LLC, Imperial Credit
          Industries, Inc., Certain Financial Institutions and Banco Santander,
          New York Branch
 10.9+    Credit Agreement dated as of February 28, 1997 by and among Franchise
          Mortgage Acceptance
          Company LLC and Sanwa Bank California
 10.10*   Form of Registration Rights Agreement by and among the Registrant,
          Imperial Credit Industries,
          Inc. and Wayne L. Knyal
 10.11*   Form of Tax Agreement by and among the Registrant, Franchise Mortgage
          Acceptance Company LLC, FLRT, Inc. and Imperial Credit Industries,
          Inc.
 10.12*   Master Loan and Security Agreement dated October 1997 by and between
          Franchise Mortgage Acceptance Company LLC and Morgan Stanley Asset
          Funding Inc.
 23.1     Consent of KPMG Peat Marwick LLP
 23.2*    Consent of Freshman, Marantz, Orlanski, Cooper & Klein (contained in
          Exhibit 5.1)
 24.1+    Power of Attorney (included on signature page of Registration
          Statement)

  --------
  * To be filed by amendment
  + Previously filed